As filed with the Securities and Exchange Commission on July 27, 2026
1933 Act File No. 333-278716
1940 Act File No. 811-23954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Post-Effective Amendment No. 2
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 3

PRINCIPAL PRIVATE CREDIT FUND
(Registrant Exact Name as Specified in Charter)
711 High Street
Des Moines, IA 50392
(Address of Principal Executive Offices)
(515) 247-6651
(Registrant's Telephone Number, including Area Code)

John L. Sullivan
The Principal Financial Group
711 High Street
Des Moines, Iowa 50392
(Name and Address of Agent for Service)

Approximate Date of Commencement of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
☐	immediately upon filing pursuant to paragraph (b) of Rule 486.
☒	on August 1, 2026 pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PRINCIPAL PRIVATE CREDIT FUND
The date of this Prospectus is August 1, 2026.

Share Class	Ticker
Class A	PPACX
Institutional Class	PPAIX
Class Y	PPAYX
Principal Private Credit Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”). The Fund currently offers three classes of Shares: A, Institutional, and Y. The Fund's investment advisor is Principal Global Investors, LLC ("PGI"). The Fund intends to elect to be treated for federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
The Fund’s investment objective is to seek to maximize total return, consisting of current income and capital appreciation. The Fund seeks to achieve its investment objective by opportunistically allocating its assets across a range of credit strategies. There can be no assurance that the Fund will achieve its investment objective.
The Fund is structured as an interval fund, which means it conducts quarterly repurchase offers of no less than 5% and no more than 25% of the Fund’s outstanding shares at net asset value (“NAV”). Repurchase offers of more than 5% are made solely at the discretion of the Fund’s Board of Trustees, and investors should not rely on any expectation of repurchase offers being made in excess of 5%. The Fund's first repurchase offer will have a repurchase request deadline that is no later than the end of the second calendar quarter after the effective date of the Fund's Registration Statement. Investors should consider the Fund’s shares illiquid. See "PERIODIC REPURCHASE OFFERS."
This Prospectus sets forth important information you should know before investing in the Shares. Please read this Prospectus carefully and retain it for future reference. A Statement of Additional Information (“SAI”) dated August 1, 2026, containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the “SEC”). The SAI and, when available, the annual and semi-annual reports to shareholders and other information about the Fund can be obtained at no cost, and other shareholder inquiries can be made, by calling 1-800-222-5852 or by writing Principal Private Credit Fund, P.O. Box 219971, Kansas City, MO 64121-9971, or you may access these documents on the Fund’s website at www.principalam.com/interval. This Prospectus incorporates by reference the entire SAI. The SAI, as well as material incorporated by reference into the Fund’s Registration Statement and other information regarding the Fund, are available on the EDGAR Database on the SEC’s Internet site at www.sec.gov.
An investment in the Shares is speculative and involves a high degree of risk, including the risk of a loss of some or all of your investment. Please read the discussion of the risks of investing in the Fund under "INVESTMENT STRATEGIES AND RISKS” before buying Shares.
The Fund’s Shares have no history of public trading, are not listed, and the Fund does not currently intend to list its Shares for trading on any national securities exchange. There is currently no secondary market for its Shares, and the Fund does not expect a secondary market in its Shares to develop.
The amount of distributions that the Fund may pay, if any, is uncertain. In addition, the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors.
The SEC has not approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The Fund’s Shares are offered through Principal Funds Distributor, Inc., which is the exclusive distributor of Shares, on a best-efforts basis.

	Price to Public(1)	Maximum Sales Load	Proceeds to the Fund(1)
Per Class A Share	Current NAV, plus sales load	5.75%(2)	Amount invested at NAV, less sales load
Per Institutional Class Share	Current NAV	N/A	Amount invested at NAV
Per Class Y Share	Current NAV	N/A	Amount invested at NAV
(1)Shares will be sold on a continuous basis at a price equal to their current NAV per Share as of the date that the request to purchase shares is received and accepted by or on behalf of the Fund, plus, for Class A Shares, the applicable sales load. See “PLAN OF DISTRIBUTION.”
(2)The Maximum sales load is 5.75%, for purchases under $100,000; 4.75%, for purchases of $100,000 to under $250,000; 3.75%, for purchases of $250,000 to under $500,000; 2.50% for $500,000 to under $1,000,000; and 0.00%, for purchases of $1,000,000 and greater.

FEE TABLE AND SUMMARY
This is only a summary. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information ("SAI"). In particular, you should carefully read the risks of investing in the Fund's Shares discussed under "INVESTMENT STRATEGIES AND RISKS.”

The Fund
Principal Private Credit Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”) to the public. The Fund was organized as a Delaware limited liability company on December 1, 2023 but converted itself to a Delaware statutory trust on April 12, 2024. The Fund is operated as an “interval fund” (defined below). The Fund currently offers three classes of Shares: A, Institutional, and Y.
See "THE FUND" for more information.

Management	Principal Global Investors, LLC (“PGI”), an indirect subsidiary of Principal Financial Group, Inc. ("Principal®"), serves as the manager and advisor for the Fund.

The Offering
The Fund’s Shares are offered on a continuous basis. Shares are offered at their current net asset value (“NAV”) per share, plus, with respect to Class A Shares, the applicable sales load.
The minimum initial investment per investor is $100,000 for Institutional Class and Class Y Shares, and $25,000 for Class A Shares. Investors should carefully consider the Fund’s risks and investment objective. An investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program.
The Fund’s Shares are offered on a best-efforts basis through Principal Funds Distributor, Inc. (the "Distributor") which is the exclusive distributor of Shares. The Fund and the Distributor reserve the right to reject any orders for any reason.
See “PLAN OF DISTRIBUTION” for more information.
An investment in the Fund’s Shares is speculative and involves a high degree of risk, including the risk of a loss of some or all of your investment.  An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.

Interval Fund Structure
The Fund is a closed-end “interval fund." To provide liquidity and the ability to receive NAV per share on a disposition of at least a portion of the Shares, the Fund has adopted a fundamental policy to offer to repurchase at least 5% and not more than 25% of its Shares at NAV per share on a regular quarterly schedule. Repurchase offers of more than 5% are made solely at the discretion of the Fund’s Board of Trustees, and investors should not rely on any expectation of repurchase offers being made in excess of 5%. Quarterly repurchase offers will occur in March, June, September and December. Written notification of each repurchase offer is sent to Shareholders of record at least 21 days before the repurchase offer deadline (i.e. the latest date on which Shareholders can tender their shares in response to a repurchase offer).
Shareholders are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval structure. No public market for the Shares exists, and none is expected to develop in the future. The Fund’s Shares are not listed on any national securities exchange, and the Fund does not currently intend to list its Shares for trading on any exchange. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.
See “PERIODIC REPURCHASE OFFERS” for more information.

Investment Objective
The Fund’s investment objective is to seek to maximize total return, consisting of current income and capital appreciation. There can be no assurance that the Fund will achieve its investment objective, be able to structure its investments as anticipated, or that its returns will be positive over any period of time.

Investment Strategies
Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in private credit investments (loans, bonds, and other credit instruments that are issued in private offerings or issued by private companies, and related equity securities (including equity securities added to debt instruments to make them more desirable, such as warrants or preferred equity securities)). These investments may be acquired directly from the issuer or in secondary market transactions.
See "INVESTMENT STRATEGIES AND RISKS" for more information.

Summary of Principal Risks
The value of your investment in the Fund changes with the value of the Fund's investments. Many factors affect that value, and it is possible to lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
The principal risks of investing in the Fund include, without limitation, risks related to the following: borrowing and leverage; liquidity; credit and interest rate; competition for investment opportunities; investing in loans; prepayment; non-diversification; valuation; middle-market companies; incentive fee; co-investment opportunities; the Fund's closed-end structure; and repurchase offers.
See "INVESTMENT STRATEGIES AND RISKS" for a detailed description of the risks.

Borrowing and Leverage	The Fund employs leverage by borrowing funds for investment purposes, to meet repurchase requests, and for temporary, extraordinary or emergency purposes.
Distributions
The Fund intends to distribute most or all of its net earnings and realized gains, if any, in the form of dividends from net investment income (“dividends”) and distributions of net realized capital gains (“capital gain distributions,” and together with dividends, “distributions”). The Fund intends to declare and distribute dividends to Shareholders of record on at least a quarterly basis. Net realized capital gain distributions, if any, are usually declared and paid in December for the prior twelve-month period ending October 31.  The Fund does not have a fixed distribution rate nor does it guarantee that it will pay any distributions in any particular period.

Service Providers	Principal Underwriter and Distributor:	Principal Funds Distributor, Inc.
	Administrator:	Principal Global Investors, LLC
	Transfer Agent and Dividend Paying Agent:	Principal Shareholder Services, Inc.
	Custodian of the Fund’s Assets:	The Bank of New York Mellon and Computershare Trust Company, N.A.
	Independent Registered Public Accounting Firm:	Ernst & Young LLP

See “MANAGEMENT OF THE FUND” for more information.

Summary of Fund Expenses
The following table summarizes the expenses of the Fund and is intended to assist shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure below relates to a percentage of the Fund’s daily NAV over the course of a year. For a more complete description of the various fees and expenses of the Fund, see "PURCHASING FUND SHARES."

	Share Class
	A	Institutional	Y
Shareholder Transaction Expenses
Maximum Sales Load (percentage of offering price)(1)	5.75%	None	None
Dividend Reinvestment and Cash Purchase Plan Fees	None	None	None
Annual Fund Expenses (as a percentage of net assets attributable to Shares)
Management Fee(2)	1.25%	1.25%	1.25%
Incentive Fee(3)	—%	—%	—%
Distribution and/or Service (12b-1) Fees	0.25%	N/A	N/A
Interest Payments on Borrowed Funds(4)	1.15%	1.15%	1.15%
Other Expenses	25.94%	10.35%	1.33%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Fund Expenses	28.60%	12.76%	3.74%
Expense Reimbursement(5)	(24.84)%	(9.30)%	(0.48)%
Total Annual Fund Operating Expenses After Expense Reimbursement(6)	3.76%	3.46%	3.26%
(1)You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest at least $100,000 in the Fund. More information about these and other discounts is available under PURCHASING FUND SHARES.
(2)The Management Fee includes the fee paid to PGI. See "MANAGEMENT OF THE FUND."
(3)The Fund anticipates that it may have interest income that could result in the payment of an Incentive Fee to PGI during certain periods. The Incentive Fee, however, is based on the Fund's net investment income and will not be paid unless the Fund's net investment income is an excess of a hurdle rate, subject to a "catch-up" feature. The Fund expects the Incentive Fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments. For the fiscal year ended March 31, 2026, the Fund did not pay an incentive fee to PGI. See "PURCHASING FUND SHARES - Fees and Expenses" for a full explanation of how the Incentive Fee is calculated.
(4)Based on estimated amounts for the current fiscal year. Actual annualized fees for the fiscal period ended March 31, 2026, were 0.34%. Actual fees and expenses may be greater or less than those shown.
(5)Principal Global Investors, LLC ("PGI"), the investment advisor, has contractually agreed to limit the Fund's expenses by paying, if necessary, expenses normally payable by the Fund, (excluding incentive fees, interest expense on fund borrowings but including other expenses associated with the credit facility, expenses related to fund investments, acquired fund fees and expenses, and tax reclaim recovery expenses and other extraordinary expenses) to maintain a total level of operating expenses (expressed as a percent of average net assets on an annualized basis) not to exceed 2.60% on Class A shares, 2.30% on Institutional Class shares and 2.10% on Class Y shares. It is expected that the expense limits will continue through the period ending July 31, 2027; however, the Fund and PGI, the parties to the agreement, may mutually agree to terminate the expense limits prior to the end of the period. Subject to applicable expense limits, the Fund may reimburse PGI for expenses incurred by PGI during the current fiscal year and the previous two fiscal years.
(6)To the extent the Fund utilizes a derivative instrument such as a swap agreement, associated costs are embedded in the cost of the instrument, and the Fund's return from such instrument will be net of such expenses and any other expenses associated with the instrument.
The above Summary of Fund Expenses table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, incentive fees, fee waivers, and other expenses is available under PURCHASING FUND SHARES.
Example
The following example illustrates the hypothetical Annual Fund Expenses that you would pay on an investment in the Fund. The Example assumes that you invest $1,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year, all dividends and distributions are reinvested at NAV per share, and the Fund’s operating expenses remain the same. The calculation of costs takes into account any applicable contractual fee waivers and/or expense reimbursements for the period noted in the table above. The Example should not be considered a representation of the Fund's future expenses. Your actual expenses may be higher or lower than those shown.

Class	1 Year	3 Years	5 Years	10 Years
A	$93	$518	$766	$1,023
Institutional	35	274	478	864
Y	33	110	189	395

FINANCIAL HIGHLIGHTS
The following financial highlights tables are intended to help you understand the Fund’s financial performance for the periods shown. The total returns in each table represent the rate that an investor would have earned or lost each period on an investment in the Fund (assuming reinvestment of all distributions). This information has been derived from the financial statements audited by Ernst & Young LLP, Independent Registered Accounting Firm, whose report, along with the Fund's financial statements, is included in the Annual Report to Shareholders dated March 31, 2026. The information provided should be read in conjunction with the Annual Report and the notes accompanying the report. The Fund's financial statements are incorporated by reference into the SAI.
The Annual Report has been filed with the SEC and is available on the SEC's website at www.sec.gov, and is also available upon request by calling 1-800-222-5852.

Consolidated Financial Highlights

Selected data for a share of Capital Stock outstanding throughout each year ended March 31 (except as noted):
	Net Asset Value, Beginning of Period	Net Investment Income (Loss)(a)	Net Realized and Unrealized Gain (Loss) on Investments	Total From Investment Operations	Dividends from Net Investment Income	Distributions from Realized Gains	Total Dividends and Distributions	Net Asset Value, End of Period
PRINCIPAL PRIVATE CREDIT FUND(b)
Class A shares
2026	$10.21	$0.67	$0.02	$0.69	($0.73)	$—	($0.73)	$10.17
2025(e)	10.16	0.63	0.01	0.64	(0.58)	(0.01)	(0.59)	10.21
Class Y shares
2026	10.24	0.76	(0.01)	0.75	(0.73)	—	(0.73)	10.26
2025(e)	10.16	0.67	0.01	0.68	(0.59)	(0.01)	(0.60)	10.24
Institutional shares
2026	10.23	0.73	(0.01)	0.72	(0.73)	—	(0.73)	10.22
2025(e)	10.16	0.66	—	0.66	(0.58)	(0.01)	(0.59)	10.23

Consolidated Financial Highlights (Continued)

Total Return		Net Assets, End of Period (in thousands)	Ratio of Expenses to Average Net Assets		Ratio of Expenses to Average Net Assets (Excluding Interest Expense and Fees)		Ratio of Net Investment Income to Average Net Assets		Portfolio Turnover Rate

6.95%	(c)	$12	3.07%	(d)	2.60%	(d)	6.51%		19.9%
6.37	(c),(f)	11	2.61	(d),(g)	2.60	(d),(g)	7.46	(g)	15.3	(g)

7.55		119,599	2.44	(d)	2.10	(d)	7.35		19.9
6.74	(f)	92,143	2.11	(d),(g)	2.10	(d),(g)	7.82	(g)	15.3	(g)

7.26		2,590	2.92	(d)	2.30	(d)	7.10		19.9
6.54	(f)	11	2.31	(d),(g)	2.30	(d),(g)	7.77	(g)	15.3	(g)
(a) Calculated based on average shares outstanding during the period.
(b) Effective June 30, 2025, Principal Private Credit Fund I changed its name to Principal Private Credit Fund.
(c) Total return is calculated without the front-end sales charge or contingent deferred sales charge, if applicable.
(d) Subject to Manager's contractual expense limit.
(e) Period from June 3, 2024, date operations commenced, through March 31, 2025.
(f) Total return amounts have not been annualized.
(g) Computed on an annualized basis.

THE FUND
The Principal Private Credit Fund (the “Fund”) is a non-diversified closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund continuously offers its shares of beneficial interest (the “Shares”) and is operated as an “interval fund."
The Fund currently offers three classes of Shares: A, Institutional, and Y. The Fund may offer additional classes of Shares in the future.
The Fund was organized as a Delaware limited liability company on December 1, 2023 but converted itself to a Delaware statutory trust on April 12, 2024. As a statutory trust, the Fund will operate pursuant to an Agreement and Declaration of Trust (the "Declaration") governed by the State of Delaware. The Fund has no operating history. The Fund’s principal office is located at 711 High Street, Des Moines, Iowa 50392.
The Fund is managed by Principal Global Investors, LLC (“PGI”).
INVESTMENT STRATEGIES AND RISKS
Except for Fundamental Restrictions described in the Fund’s Statement of Additional Information (“SAI”), the Fund's Board of Trustees may change the Fund's objective or investment strategies without a shareholder vote. If there is a material change to the Fund's investment objective or investment strategies, you should consider whether the Fund remains an appropriate investment for you.
Objective
The Fund’s investment objective is to seek to maximize total return, consisting of current income and capital appreciation.
Principal Investment Strategies
Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in private credit investments (loans, bonds, and other credit instruments that are issued in private offerings or issued by private companies, and related equity securities (including equity securities added to debt instruments to make them more desirable, such as warrants or preferred equity securities)). These investments may be acquired directly from the issuer or in secondary market transactions.
It is expected that the Fund, under normal circumstances, will be primarily invested in privately originated and privately negotiated investments in lower and core middle market U.S. issuers through first and second lien senior secured loans, unitranche loans, and mezzanine debt. PGI considers issuers with $5 million to $50 million in earnings before interest, taxes, depreciation, and amortization (“EBITDA”) as lower and core middle market. The Fund may, however, make investments in issuers outside of this EBITDA range and/or to non-U.S. issuers. The Fund expects to focus on variable-rate investments.
Most of the Fund’s investments will be illiquid. The Fund is classified as a “non-diversified” investment company under the 1940 Act, which means that it may invest a high percentage of its assets in a limited number of issuers and may invest a larger proportion of its assets in a single issuer. In addition, the Fund may invest its assets in broadly syndicated loans and credit instruments that are rated below investment grade by rating agencies or, if they were rated, would be rated below investment grade. The Fund will also seek to invest in negotiated co-investments with its affiliates pursuant to an exemptive order granted by the SEC. The Fund intends to hold a portion of its investments through a joint venture.
The Fund has established a credit facility with a lender to borrow money to pay expenses, to provide the Fund with necessary liquidity (including with respect to repurchase offers), and to finance the acquisition of, or refinance, one or more investments, among other potential uses. Subject to prevailing market conditions, the Fund may add financial leverage if, immediately after such borrowing, it would have asset coverage (as defined in the 1940 Act) of 300% or more (for leverage obtained through debt). For example, if the Fund has $100 in net assets, it may utilize leverage through obtaining debt of up to $50, resulting in $150 in total assets (or 300% asset coverage). The Fund may use leverage opportunistically and may choose to increase or decrease its leverage at any time based on the Fund’s assessment of market conditions and the investment environment.

The Fund’s diligence process in selecting investments includes consideration of downside risk, recurring recession-resistant cash flows, sustainable margins, and cash flow conversion. The Fund analyzes financial performance data and company key performance indicators to help select its investments. Additionally, the Fund considers financial models, which typically include stress tests of key risks for each investment, as well as economic environment modeling (including recessions and inflationary periods). The Fund also generally considers EBITDA and enterprise value multiple compression and the cost of distress in its downside financial modeling. Additionally, the Fund typically consults both external and internal proprietary credit ratings and utilizes quantitative models to confirm its overall assessment and challenge biases. The Fund also frequently leverages quality of earnings reports to provide validation and insights into financial statements, tax diligence for information regarding liability and cash flows for debt servicing, and consultant reports and market studies to understand market share, and industry position and trends.
The Fund focuses primarily on new loan originations and generally does not expect to seek debt trading at a discount as a primary investment objective. Capital appreciation will be sought through several common features of the loans in which the Fund seeks to invest. For example, the Fund’s loans are typically structured with original issue discount (“OID”) and often also a call premium if a loan is prepaid within a certain period. The OID supports capital preservation, as the loan is issued at a price less than par, while also providing incremental return as the OID accretes to maturity, as well as upside to performance if the loan does prepay. Additionally, a small portion of the Fund is intended to be invested in baskets of selective second lien and non-senior investment opportunities, including originating second-lien and mezzanine loans and, holding company payment‑in‑kind (PIK) notes. These select investments potentially offer further diversification and increase the overall portfolio return potential.
Investment Process and Monitoring
The Fund’s middle market direct lending team focuses on relationship lending by providing flexible financing solutions to both sponsor-backed and non-sponsored companies throughout North America. The team consists of over 30 professionals dedicated to direct lending with over 225 years of combined middle market direct lending experience across 15 middle market direct lending firms. The team’s credit investing experience spans across many significant industries and through multiple credit cycles. The Fund’s investment process begins with an intentional approach to portfolio construction, which prioritizes more recession-resilient industries with high cash flow margins and more recurring business models. Through a detailed underwriting process, the Fund seeks to establish covenants and other documentation provisions around key risks, and the Fund’s disciplined process results in a highly selective investment process. The Fund’s process focuses on identifying credit opportunities with a clear investment thesis and limited downside risk. Importantly, investments are underwritten to stress‑case scenarios, based on historic cycles and potential negative future outcomes. The Fund also has set portfolio construction objectives and guidance around industry allocation. Finally, the Fund continually monitors the credit quality of the portfolio with the goal of identifying and addressing any credit issues well in advance of a negative event. This monitoring typically involves ongoing monthly and quarterly reporting documents and financials from the borrower to support continued engagement on the financial health of the borrower.
Principal Risks
The value of your investment in the Fund changes with the value of the Fund's investments. Many factors affect that value, and it is possible to lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks of investing in the Fund, in alphabetical order, are:
Bank Loans Risk. Changes in economic conditions are likely to cause issuers of bank loans (also known as senior floating rate interests) to be unable to meet their obligations. In addition, the value of the collateral securing the loan (if any) may decline, causing a loan to be substantially unsecured. Underlying credit agreements governing the bank loans, reliance on market makers, priority of repayment, and overall market volatility may harm the liquidity of loans.
Borrowing Risk. Borrowing can increase fund expenses due to interest payments to lenders and related expenses. Such borrowing also might reduce the fund’s return if the yield on the investments purchased is less than the borrowing costs.
Closed-End Structure Risk. The Fund is a closed-end management investment company structured as an “interval fund." Closed-end funds differ from open-end management investment companies, commonly known as “mutual funds,” in that investors in a closed-end fund do not have the right to redeem their shares daily at a price based on net asset value per share. There is no secondary market for the Shares, and the Fund does not expect a secondary market will develop. You may not be able to sell your Shares when and/or in the amount that you desire.

Co-Investment Opportunities Risk. The 1940 Act generally prohibits a closed-end fund from entering into negotiated co-investments with affiliates absent an exemptive order from the SEC. The SEC has granted the Fund such an order. Co-investments made under the order are subject to compliance with the conditions and other requirements contained in the order, which could limit the Fund’s ability to participate in a co-investment transaction.
Competition for Investment Opportunities Risk. The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Many of the Fund’s competitors are substantially larger and may have considerably greater resources than the Fund. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships, and pay more competitive prices for investments than the Fund is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms.
“Covenant-Lite” Loans Risk. Some of the loans in which the Fund may invest directly or indirectly may be “covenant-lite” loans (e.g., syndicated loans), which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and take action to mitigate potential loss. As a result, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s net income and net asset value.
Credit Risk. Credit risk refers to the likelihood that an issuer will be unable to make principal and/or interest payments on its outstanding debt obligations when due. The Fund’s return to investors would be adversely affected if an issuer of debt in which the Fund invests becomes unable to make such payments when due.
High Yield Securities Risk. High yield debt securities (commonly referred to as "junk bonds") are subject to greater credit quality risk than higher rated debt securities and should be considered speculative.
Incentive Fee Risk. The incentive fee payable by the Fund to PGI may create an incentive for PGI to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to PGI is determined may encourage PGI to use leverage to increase the return on the Fund’s investments.
Interest Rate Risk. General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on the Fund’s investments and investment opportunities and, accordingly, may have a material adverse effect on the Fund’s rate of return on invested capital, the Fund’s net investment income, and the Fund’s net asset value. If general interest rates rise, there is a risk that the portfolio companies in which the Fund holds floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents.
Investments in Loans Risk. The Fund invests in loans, either through primary issuances or in secondary transactions. The value of the Fund’s loans may be detrimentally affected to the extent a borrower defaults on its obligations. There can be no assurance that any collateral associated with a loan will retain its value. Furthermore, circumstances could arise (such as in the bankruptcy of a borrower) that could cause the Fund’s security interest in the loan’s collateral to be invalidated.
Joint Venture Risk. A joint venture investment involves various risks. Those risks include, among others, risks similar to those associated with a direct investment in a borrower, the risk that the Fund will not be able to implement investment decisions or exit strategies because of limitations on the Fund’s control under the applicable agreements with the joint venture partner, the risk that the joint venture partner may become bankrupt, and the risk of liability based upon the actions of a joint venture partner. Additionally, the Fund’s joint venture investment may be held on an unconsolidated basis and at times may be highly leveraged. Such leverage would not count toward the investment limits imposed on the Fund by the 1940 Act (i.e., the asset coverage requirements discussed above in the Principal Investment Strategies).
Key Personnel Risk. PGI depends on the diligence, skill, and network of business contacts of certain professionals. PGI also depends, to a significant extent, on the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The Fund’s success depends on the continued service of such personnel. The departure of any of the senior managers of PGI, or of a significant number of the investment professionals of PGI, could have a material adverse effect on the Fund’s ability to achieve its investment objective.

Leverage Risk. Leverage created by borrowing or certain types of transactions or investments may impair the fund’s liquidity, cause it to liquidate positions at an unfavorable time, increase volatility of the fund’s net asset value, or diminish the fund’s performance.
Liquidity Risk. Certain Fund holdings may be deemed to be less liquid or illiquid because they cannot be readily sold without significantly impacting the value of the holdings. Trading volume, lack of a market maker, or legal restrictions may impair the Fund’s ability to sell particular securities at an advantageous price.
Market Volatility and Securities Issuers. The value of a Fund’s portfolio securities may decrease in response to overall stock or bond market movements. Markets tend to move in cycles, with periods of rising prices and periods of falling prices. The value of a security may decline for reasons directly related to the issuer, such as management performance, financial leverage, and reduced demand for the issuer’s goods or services. As a result, the value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.
Additionally, U.S. and world economies, as well as markets (or certain market sectors), may experience greater volatility in response to the occurrence of natural or man-made disasters and geopolitical events, such as war, acts of terrorism, pandemics, military actions, trade disputes, or political instability. Moreover, if the Fund’s investments are concentrated in certain sectors, its performance could be worse than the overall market.
Middle-Market Companies Risk. Investments in middle-market companies, which often presenting greater opportunities for growth, may also entail larger risks than are customarily associated with investments in large companies. Middle-market companies may have more limited product lines, capitalization, markets, and financial resources, and may be dependent on a smaller management group. As a result, such companies may be more vulnerable to general economic trends and to specific changes in markets and technology. In addition, there is generally little public information about these companies.
New/Small Fund Risk. The Fund commenced operations on June 3, 2024. Investment positions may have a disproportionate impact (negative or positive) on performance in a newer and smaller fund. Newer and smaller funds may also require a period of time before they are invested in securities that meet their investment objectives and policies and achieve a representative portfolio composition. Newer funds have limited performance histories for investors to evaluate, and newer and smaller funds may not attract sufficient assets to achieve investment and trading efficiencies.
No Prior History Risk. The Fund is a newly organized closed-end management investment company with no history of operations and is designed for long-term investors and not as a trading vehicle.
Non-Diversification Risk. A non-diversified fund may invest a high percentage of its assets in the securities of a small number of issuers and is more likely than diversified funds to be significantly affected by a specific security’s poor performance.
Prepayment Risk. Prepayment risk relates to the early repayment of principal on a loan or debt security. PGI is generally unable to predict the rate and frequency of such repayments. Having the loan or other debt instrument repaid early may have the effect of reducing the Fund’s actual investment income below its expected investment income if the capital returned cannot be invested in transactions with equal or greater yields.
Repurchase Offers Risk. Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or may force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund’s investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated transaction costs, which may be significant), may increase the Fund’s portfolio turnover, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer.

Senior Secured Loans Risk. It is expected that when the Fund makes a senior secured term loan investment (either first or second lien) in an issuer, it will generally take a security interest in the issuer’s assets, which the Fund expects to help mitigate the risk that it will not be repaid. There is a risk, however, that the collateral securing the Fund’s loans may be inadequate to repay the loan. The fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the loan’s terms. Further, the Fund’s second lien loans will be subordinated to an issuer’ first lien loans. Second lien loans are subject to the additional risk that the cash flow of the related obligor and the property securing the second lien loan may be insufficient to repay the scheduled payments to the lender after giving effect to any senior secured obligations of the obligor, such as a first lien loan. This may result in an above average amount of risk and loss or principal for a second lien loan. Second lien loans are expected to be more illiquid than first lien loans.
Sourcing of Suitable Assets Risk. No assurance can be given that PGI will be able to find enough appropriate investments that meet the Fund’s investment criteria.
Syndicated Loans Risk. The market for syndicated loans may not be highly liquid, and the Fund may have difficulty selling them. These investments primarily expose the Fund to the credit risk of the underlying borrower, but they also expose the Fund to certain risks associated with the loan agent. Syndicated loans settle on a delayed basis, potentially leading to the sale proceeds of such loans not being available to meet redemptions for a substantial period of time after the sale of the bank loans. Certain syndicated loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the protections of federal securities laws, including anti-fraud provisions.
Unitranche Loan Risk. Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. Unitranche loans typically provide for loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity, with a contractual requirement for excess cash flow sweeps that reduce the average life of the loan. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. From the perspective of a lender, in addition to making a single loan, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche, which is generally paid after the “first out” tranche is paid. The Fund intends to participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.
Valuation Risk. There is not a readily available market value for many of the Fund’s private investments. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s private investments may differ significantly from the values that would have been used had a readily available market value existed and may differ materially from the amounts the Fund may realize on any disposition of such investments. In addition, the impact of changes in the market environment and other events on the fair values of the Fund’s private investments may differ from the impact of such changes on the readily available market values for the Fund’s other investments. Accordingly, it is possible that the stated NAV of the Fund on any given date, as calculated based on such valuations, will not be accurate. Such inaccuracies could adversely affect investors in the Fund if Shares are purchased or redeemed at a price other than their true value. In addition, if the Fund's gross asset value is overstated, investors would be adversely affected by higher fees payable to PGI.
Additional Information about Investment Strategies and Risks
The following provides additional information about principal and non-principal (meaning they are relevant to the Fund but to a lesser degree than those designated as principal) investment strategies of the Fund and their related risks. The Fund is also subject to the risks of any underlying funds in which it invests. in addition, the following provides more information about the Fund's investment process and monitoring of existing investments.
Artificial Intelligence (Non-Principal)
The capabilities and use of artificial intelligence (“AI”) is rapidly increasing. AI may be utilized by the Fund's advisor and/or (if any) sub-advisor; by issuers in which the Funds invest; or by the Fund's service providers. AI technologies rely heavily on the collection and analysis of large amounts of data and complex algorithms, and it is possible that AI may produce inaccurate, misleading, or incomplete outputs that could lead to adverse effects for the advisor and/or (if any) sub-advisor, issuers, and/or service providers using such technologies. These adverse effects may include reputational harm, legal liability, disruptions to business operations, and/or operational errors and investment losses by users of AI technologies, all of which could impact the Fund. AI also could face regulatory scrutiny in the future, which could limit its development and use. It is impossible to predict the full extent of risks that could impact the Fund from the development and use of AI.

Bank Loans (also known as Senior Floating Rate Interests) (Principal)
Bank loans typically hold the most senior position in the capital structure of a business entity, are secured by specific collateral, and have a claim on the borrower's assets and/or stock that is senior to that held by the borrower's unsecured subordinated debtholders and stockholders. The proceeds of bank loans primarily are used to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, dividends, and, to a lesser extent, to finance internal growth and for other corporate purposes. Bank loans are typically structured and administered by a financial institution that acts as the agent of the lenders participating in the bank loan. The Fund may purchase bank loans that are rated below-investment-grade (sometimes called “junk”) or will be comparable if unrated, which means they are more likely to default than investment-grade loans. A default could lead to non-payment of income which would result in a reduction of income to the Fund, and there can be no assurance that the liquidation of any collateral would satisfy the borrower's obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. Most bank loans are not traded on any national securities exchange. Bank loans generally have less liquidity than investment-grade bonds and there may be less public information available about them. Bank loan interests may not be considered “securities,” and purchasers therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws.
The primary and secondary market for bank loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may cause the Fund to be unable to realize full value and thus cause a material decline in the Fund's net asset value. Because transactions in bank loans may be subject to extended settlement periods, the Fund may not receive proceeds from the sale of a bank loan for a period of time after the sale. As a result, sale proceeds may not be available to make additional investments or to meet the Fund’s redemption obligations for a period of time after the sale of the bank loans, which could lead to the Fund having to sell other investments, borrow to meet obligations, or borrow to remain fully invested while awaiting settlement.
Bank loans pay interest at rates which are periodically reset by reference to a base lending rate plus a spread. These base lending rates are generally the prime rate offered by a designated U.S. bank, the Secured Overnight Financing Rate (SOFR), a similar reference rate, or the prime rate offered by one or more major U.S. banks.
Bank loans generally are subject to mandatory and/or optional prepayment. Because of these prepayment conditions and because there may be significant economic incentives for the borrower to repay, prepayments may occur.
Borrowings (Principal)
The Fund may borrow for investment purposes, to meet repurchase requests and for temporary, extraordinary, or emergency purposes. In addition, the Fund may issue shares of preferred stock (although the Fund does not have any current plans to do so). Under the 1940 Act, the Fund is permitted to incur indebtedness to the extent that the Fund's asset coverage with respect to its outstanding senior securities representing indebtedness, as defined under the 1940 Act, is at least 300% immediately after each such borrowing. In addition, the Fund is permitted to issue preferred stock to the extent that the Fund's asset coverage, which also reflects any outstanding borrowings, is at least 200% immediately after issuance. The 1940 Act also provides that the Fund may not declare distributions or purchase its stock (including through tender offers), if immediately after doing so it will have an asset coverage ratio of less than 300% or 200%, as applicable.
To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds, it will create financial leverage. The use of borrowing for investment purposes increases both investment opportunity and investment risk.
The Fund, at times, borrows money through a credit facility to achieve its investment objective.
The following table is designed to illustrate the effects of leverage on total return of shares of our shares of beneficial interest, assuming hypothetical annual investment portfolio total returns, net of expenses (consisting of income and changes in the value of investments held in our portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns that we expect to experience. Actual returns may be higher or lower than those appearing in the table.

Assumed Return on Portfolio (Net of Expenses)	(10.0)%	(5.0)%	—%	5.0%	10.0%
Corresponding Return to Common Shareholder(1)	(11.35)%	(6.35)%	(1.35)%	3.65%	8.65%
(1)The calculation assumes (i) total assets as of March 31, 2025, (ii) a cost of funds of 6.08%, (iii) $20.5 million in borrowings outstanding.  “Corresponding return to common stockholder” is composed of two elements: Our net investment income and gains or losses on the value of the securities we own.

Cash Management (Non-Principal)
The Fund may have uninvested cash balances pending investment in other securities, pending payment of repurchases, or in other circumstances where liquidity is necessary or desirable. The Fund may hold uninvested cash; invest it in cash equivalents such as money market funds, including the Principal Funds, Inc. Government Money Market Fund; and/or invest in other instruments that those managing the Fund’s assets deem appropriate for cash management purposes. Generally, these types of investments offer less potential for gains than other types of securities. For example, to attempt to provide returns similar to its benchmark, the Fund may invest uninvested cash in derivatives, such as total return swaps, credit default swap indices (CDX), stock index futures contracts, or exchange-traded funds (“ETFs”), including Principal Exchange-Traded Funds ETFs. In selecting such investments, PGI may have conflicts of interest due to economic or other incentives to make or retain an investment in certain affiliated funds instead of in other investments that may be appropriate for the Fund.
Closed-End Structure (Principal)
The Fund is a closed-end management investment company structured as an “interval fund” and designed primarily for long-term investors. There is no secondary market for the Shares, and the Fund does not expect a secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as “mutual funds,” in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV per share. The Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5%, and up to 25%, of its outstanding Shares at NAV per share, reduced by any applicable repurchase fee, subject to approval of the Board. However, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. Hence, you may not be able to sell your Shares when and/or in the amount that you desire.
Co-Investment Opportunities (Principal)
The 1940 Act generally prohibits a closed-end fund from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC has granted the Fund exemptive relief that allows it to enter into certain negotiated co-investment transactions alongside with other funds managed by PGI or its affiliates and/or its affiliated insurance company in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, the Fund is permitted to co-invest with its affiliates in connection with a co-investment transaction in which certain affiliates already have an interest if a “required majority” (as defined in Section 57(o) of the 1940 Act) of its eligible trustees make certain conclusions, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Fund’s shareholders and do not involve overreaching in respect of the Fund or the Fund’s shareholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Fund’s shareholders and is consistent with the Fund’s investment objective and strategies. Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.
Commodity Futures Trading Commission (“CFTC”) Regulation (Non-Principal)
PGI claims an exclusion from the definition of the term “commodity pool operator” in accordance with CFTC Regulation 4.5 so that PGI is not subject to registration or regulation as a commodity pool operator (“CPO”) under the Commodity Exchange Act (the “CEA”) with respect to the Fund. To maintain the exclusion for PGI, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify PGI for the exclusion, PGI may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory initiatives could also develop.

Competition for Investment Opportunities (Principal)
The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical, and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships, and pay more competitive prices for investments than the Fund is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.
Confidential Information Access (Non-Principal)
In managing the Fund or other client assets, PGI may have material non-public information about the issuers of certain investments, including, without limit, bonds and related investments being considered for acquisition by the Fund or held in the Fund’s portfolio. For example, an issuer of privately placed bonds considered by the Fund may offer to provide PGI with financial information and related documentation regarding the issuer that is not publicly available. Because of prohibitions on trading in securities of issuers while in possession of such information, the Fund might be unable, potentially for a substantial period of time, to enter into a transaction in a security of that issuer when it would otherwise be advantageous to do so. In such circumstances, the Fund may be disadvantaged in comparison to other investors, including with respect to the price the Fund pays or receives when it buys or sells an investment. Pursuant to applicable policies and procedures, PGI may determine to receive such confidential information in certain circumstances, or PGI may (but is not required to) seek to avoid receipt of confidential information about the issuer to avoid possible restrictions on its ability to purchase and sell investments. Further, PGI's and the Fund’s abilities to assess the desirability of proposed consents, waivers, or amendments with respect to certain investments may be compromised if they are not privy to available confidential information.
Convertible Securities (Non-Principal)
Convertible securities are usually fixed-income securities that a fund has the right to exchange for equity securities at a specified conversion price. Convertible securities could also include corporate bonds, notes, or preferred stocks of U.S. or foreign issuers. Convertible securities allow a fund to realize additional returns if the market price of the equity securities exceeds the conversion price. For example, a fund may hold fixed-income securities that are convertible into shares of common stock at a conversion price of $10 per share. If the market value of the shares of common stock reached $12, the fund could realize an additional $2 per share by converting its fixed-income securities.
Convertible securities have lower yields than comparable fixed-income securities. In addition, at the time a convertible security is issued, the conversion price exceeds the market value of the underlying equity securities. Thus, convertible securities may provide lower returns than non-convertible fixed-income securities or equity securities depending upon changes in the price of the underlying equity securities. However, convertible securities permit a fund to realize some of the potential appreciation of the underlying equity securities with less risk of losing its initial investment.
Depending on the features of the convertible security, a fund will treat a convertible security as a fixed-income security, equity security, or preferred security for purposes of investment policies and limitations because of the unique characteristics of convertible securities. Funds that invest in convertible securities may invest in convertible securities that are below investment grade (sometimes referred to as “junk”). Many convertible securities are relatively illiquid.
“Covenant-Lite” Loans (Principal)
Some of the loans in which the Fund may invest directly or indirectly may be “covenant-lite” loans (e.g., syndicated loans), which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. The Fund may also experience delays in enforcing its rights on its holdings of covenant-lite loans. As a result of these risks, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s net income and net asset value.

Credit Risk (Principal)
One of the fundamental risks associated with the Fund’s investments is credit risk, which is the risk that an issuer will be unable to make principal and interest payments on its outstanding debt obligations when due. The Fund’s return to investors would be adversely impacted if an issuer of debt in which the Fund invests becomes unable to make such payments when due.
Although the Fund may make investments that PGI believes are secured by specific collateral, the value of which may initially exceed the principal amount of such investments or the Fund’s fair value of such investments, there can be no assurance that the liquidation of any such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. Furthermore, the Fund’s right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of a senior lender, to the extent applicable. Certain of these investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In addition, loans may provide for payments-in-kind, which have a similar effect of deferring current cash payments. In such cases, an issuer’s ability to repay the principal of an investment may depend on a liquidity event or the long-term success of the company, the occurrence of which is uncertain.
With respect to the Fund’s investments in any number of credit products, if the borrower or issuer breaches any of the covenants or restrictions under the credit agreement that governs loans of such issuer or borrower, it could result in a default under the applicable indebtedness as well as the indebtedness held by the Fund. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. This could result in an impairment or loss of the Fund’s investment or a pre-payment (in whole or in part) of the Fund’s investment.
Companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in the competitive environment or the continuation or worsening of the current (or any future) economic and financial market downturns and dislocations. As a result, companies that the Fund expected to be stable or improve may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position or may otherwise have a weak financial condition or experience financial distress.
Cyber Security Issues (Non-Principal)
The Fund and its service providers may be subject to cyber security risks. Those risks include, among others, theft, misuse, or corruption of data maintained online or digitally; denial of service attacks on websites; the loss or unauthorized release of confidential and proprietary business and personal information; operational disruption; or various other forms of cyber security breaches. Cyber-attacks against or security breakdowns of the Fund or its service providers may harm the Fund and its shareholders, potentially resulting in, among other things, financial losses, the inability to buy or sell Fund Shares, the inability to calculate a Fund’s NAV, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance and remediation costs. Cyber security risks may also affect issuers of securities in which the Fund invests, potentially causing the Fund’s investment in such issuers to lose value. Despite cyber security protocols and other risk management processes, there can be no guarantee that the Fund will avoid losses relating to cyber security risks or other information security breaches. The rapidly increasing capabilities and use of artificial intelligence, including by bad actors, could exacerbate these risks.
Derivatives (Non-Principal)
Generally, a derivative is a financial arrangement, the value of which is derived from, or based on, a traditional security, asset, or market index. The Fund may invest in certain derivative strategies to earn income, manage or adjust the Fund’s risk profile, replace more direct investments, or obtain exposure to certain markets. The Fund may enter into forward commitment agreements, which call for the Fund to purchase or sell a security on a future date at a fixed price. The Fund may also enter into contracts to sell its investments either on demand or at a specific interval.
The risks associated with derivative investments include:
•increased volatility and/or the failure of the investment to mitigate volatility as intended;
•the inability of those managing the Fund's investments to predict correctly the direction of securities prices, interest rates, currency exchange rates, asset values, and other economic factors;
•losses caused by unanticipated market movements, which may be substantially greater than the Fund's initial investment and are potentially unlimited;
•the possibility that there may be no liquid secondary market, which may make it difficult or impossible to close out a position when desired;

•the possibility that the counterparty may fail to perform its obligations; and
•the inability to close out certain hedged positions to avoid adverse tax consequences.
There are many different types of derivatives and many different ways to use them.
•Credit Default Swap Agreements may be entered into by the Fund as a “buyer” or “seller” of credit protection. Credit default swap agreements involve special risks because they may be difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty). Credit default swaps can increase credit risk because the Fund has exposure to both the issuer of the referenced obligation and the counterparty to the credit default swap.
•Foreign Currency Contracts (such as foreign currency options and foreign currency forward and swap agreements) may be used by the Fund to increase exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. A forward currency contract involves a privately negotiated obligation to purchase or sell a specific currency at a future date at a price set in the contract. For currency contracts, there is also a risk of government action through exchange controls that would restrict the ability of the Fund to deliver or receive currency.
•Forwards, futures contracts and options thereon (including commodities futures); options (including put or call options); and swap agreements and over-the-counter swap agreements (e.g., interest rate swaps, total return swaps and credit default swaps) may be used by the Fund for hedging purposes in order to try to mitigate or protect against potential losses due to changing interest rates, securities prices, asset values, currency exchange rates, and other market conditions; non-hedging purposes to seek to increase the Fund’s income or otherwise enhance return; and as a low-cost method of gaining exposure to a particular market without investing directly in those securities or assets. These derivative investments are subject to special risk considerations, particularly the imperfect correlation between the change in market value of the instruments held by the Fund and the price of the derivative instrument. If the Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements, even when it may be disadvantageous to do so. Options and Swap Agreements also involve counterparty risk. With respect to options, there may be differences in trading hours for the options markets and the markets for the underlying securities (rate movements can take place in the underlying markets that cannot be reflected in the options markets) and an insufficient liquid secondary market for particular options.
•Index/structured securities. Certain derivative securities are described more accurately as index/structured securities, which are derivative securities whose value or performance is linked to other equity securities (such as depositary receipts), currencies, interest rates, indices, or other financial indicators (reference indices).
Distressed Credit Investments (Non-Principal)
The Fund’s distressed credit investments (e.g., investments in defaulted, out-of-favor or distressed bank loans and debt and equity securities) are inherently speculative and are subject to a high degree of risk. Companies experiencing financial distress are often those operating at a loss or with substantial variations in operating results from period to period. Companies experiencing financial distress may be involved in insolvency proceedings and have the need for substantial additional capital to support continued operations or to improve their financial condition and may have very high amounts of leverage. Distressed companies typically are in default under, or they have a significant risk of an inability to service, their debt obligations, especially during an economic downturn or periods of rising interest rates, may not have access to more traditional methods of financing and may be unable to repay debt by refinancing. Investments in distressed companies may be premised on a turnaround strategy. If turnarounds are not achieved, these companies could experience failures or substantial declines in value, and the Fund may not be able to divest itself of such unprofitable investments in a timely fashion or at all. Additionally, turnarounds may not be achieved within the contemplated investment horizons.
The value of distressed instruments tends to be more volatile and may have an increased price sensitivity to changing interest rates and adverse economic and business developments than other securities or instruments. Distressed credit investments are often more sensitive to company-specific developments and changes in economic conditions than other securities. Furthermore, distressed debt instruments are often unsecured and may be subordinated to senior debt. Accordingly, an investment in the Fund should only be considered by persons who can afford a loss of their entire investment.

Equity Investments (Non-Principal)
When the Fund invests in senior secured loans or mezzanine loans, it may acquire equity securities as well. In addition, the Fund may invest directly in the equity securities of issuers. The Fund’s goal is ultimately to dispose of such equity interests and realize gains upon its disposition of such interests. The equity interests received, however, may not appreciate in value and, in fact, may decline in value. Accordingly, the Fund may not be able to realize gains from its equity interests, and any gains that it does realize on the disposition of any equity interests may not be sufficient to offset any other losses experienced.
The value of the Fund’s portfolio may be affected by changes in the equity markets generally. Equity markets may experience significant short-term volatility and may fall sharply at times. Different markets may behave differently from each other, and U.S. equity markets may move in the opposite direction from one or more foreign stock markets. Adverse events in any part of the equity or fixed-income markets may have unexpected negative effects on other market segments. The prices of individual equity securities generally do not all move in the same direction at the same time and a variety of factors can affect the price of a particular company’s securities. These factors may include, but are not limited to, poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry.
Fixed-Income Securities (Non-Principal)
Fixed-income securities include bonds and other debt instruments that are used by issuers to borrow money from investors (examples include corporate bonds, convertible securities, mortgage-backed securities, U.S. government securities and asset-backed securities). The issuer of a fixed-income security generally pays the investor a fixed, variable, or floating rate of interest. The amount borrowed must be repaid at maturity. Some debt securities, such as zero-coupon bonds, do not pay current interest, but are sold at a discount from their face values.
Fixed-income securities are sensitive to changes in interest rates. In general, fixed-income security prices rise when interest rates fall and fall when interest rates rise. An increase in interest rates from the current, historically low interest rate environment may lead to heightened volatility and redemptions alongside reduced liquidity and dealer market-making capacity in fixed income markets. If interest rates fall, issuers of callable bonds may call (repay) securities with high interest rates before their maturity dates; this is known as call risk. In this case, the Fund would likely reinvest the proceeds from these securities at lower interest rates, resulting in a decline in the Fund's income. Very low interest rates, including rates that fall below zero (where banks charge for depositing money), may detract from a Fund's performance and its ability to maintain positive returns to the extent the Fund is exposed to such interest rates. To the extent a Fund holds an investment with a negative interest rate to maturity, the fund would generate a negative return on that investment. Floating rate securities generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline.
In June 2023, the Secured Overnight Financing Rate (“SOFR”) replaced the London InterBank Offered Rate (“LIBOR”) as the benchmark interest rate for dollar-denominated derivatives and loans in the United States pursuant to the Adjustable Interest Rate (LIBOR) Act. Prior to the adoption of SOFR, LIBOR was the globally accepted benchmark for interest rates; however, the United Kingdom’s Financial Conduct Authority, which regulated LIBOR, ceased publication of LIBOR rates on June 30, 2023. Countries outside of the United States have opted to use different alternatives to LIBOR than SOFR. The effect of LIBOR's discontinuation and replacement on new or existing financial instruments or operational processes will vary depending on a number of factors, including, for example, fallback provisions in contracts, replacement language in contracts, and legislative action. In addition, LIBOR’s discontinuation and replacement may affect the value, liquidity, or return on certain Fund investments and may result in costs in connection with closing out positions and entering into new trades. These impacts are likely to persist until new reference rates and fallbacks for both legacy and new instruments and contracts are commercially accepted and market practices become settled. SOFR is calculated by short-term repurchase agreements, backed by U.S. Treasuries. LIBOR was a forward-looking rate, while SOFR reflects an overnight rate, making SOFR much less susceptible to market fluctuations and manipulations than LIBOR.
Fixed-income securities are also affected by the credit quality of the issuer. Investment-grade debt securities are medium and high quality securities. Some bonds, such as lower grade or "junk" bonds, may have speculative characteristics and may be particularly sensitive to economic conditions and the financial condition of the issuers. Credit risk refers to the possibility that the issuer of the security will not be able to make principal and interest payments when due.

The Fund may invest in fixed-income securities of companies with small- or medium-sized market capitalizations. Investments in companies with smaller market capitalizations may involve greater risks, price volatility (wide, rapid fluctuations), and less liquidity than investments in larger, more mature companies.
Foreign Currency (Non-Principal)
Certain of the Fund’s investments will be denominated in foreign currencies or traded in securities markets in which settlements are made in foreign currencies. Any income on such investments is generally paid to the Fund in foreign currencies. In addition, the Fund may engage in foreign currency transactions for both hedging and investment purposes, as well as to increase exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another.
The value of foreign currencies relative to the U.S. dollar varies continually, causing changes in the dollar value of the Fund’s portfolio investments (even if the local market price of the investments is unchanged) and changes in the dollar value of the Fund’s income available for distribution to its shareholders. The effect of changes in the dollar value of a foreign currency on the dollar value of the Fund’s assets and on the net investment income available for distribution may be favorable or unfavorable. Transactions in non-U.S. currencies are also subject to many of the risks of investing in foreign (non-U.S.) securities; for example, changes in foreign economies and political climates are more likely to affect a fund that has foreign currency exposure than a fund that invests exclusively in U.S. companies and currency. There also may be less government supervision of foreign markets, resulting in non-uniform accounting practices and less publicly available information. Transactions in foreign currencies, foreign currency denominated debt and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.
The Fund may incur costs in connection with conversions between various currencies. In addition, the Fund may be required to liquidate portfolio assets, or may incur increased currency conversion costs, to compensate for a decline in the dollar value of a foreign currency occurring between the time when the Fund declares and pays a dividend, or between the time when the Fund accrues and pays an operating expense in U.S. dollars. To protect against a change in the foreign currency exchange rate between the date on which the Fund contracts to purchase or sell a security and the settlement date for the purchase or sale, to gain exposure to one or more foreign currencies or to “lock in” the equivalent of a dividend or interest payment in another currency, the Fund might purchase or sell a foreign currency on a spot (i.e., cash) basis at the prevailing spot rate.
Currency hedging involves some of the same general risks and considerations as other transactions with similar instruments (i.e., derivative instruments) and hedging. Currency transactions are also subject to additional risks. Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be adversely affected by government exchange controls, limitations or restrictions on repatriation of currency, and manipulations or exchange restrictions imposed by governments. These forms of governmental actions can result in losses to the Fund if it is unable to deliver or receive currency or monies in settlement of obligations. They could also cause hedges the Fund has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs. Settlement of a currency forward contract for the purchase of most currencies must occur at a bank based in the issuing nation. The ability to establish and close out positions on trading options on currency futures contracts is subject to the maintenance of a liquid market that may not always be available.
Foreign Securities (Non-Principal)
The Fund considers a security to be tied economically to countries outside the U.S. (a “foreign security”) if the issuer of the security has its principal place of business or principal office outside the U.S., has its principal securities trading market outside the U.S., or derives a majority of its revenue from outside the U.S.
Foreign companies may not be subject to the same uniform accounting, auditing, and financial reporting practices as are required of U.S. companies. In addition, there may be less publicly available information about a foreign company than about a U.S. company. Securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. Commissions on foreign securities exchanges may be generally higher than those on U.S. exchanges.

Foreign markets also have different clearance and settlement procedures than those in U.S. markets. In certain markets, there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct these transactions. Delays in settlement could result in temporary periods when a portion of fund assets is not invested and earning no return. If the Fund is unable to make intended security purchases due to settlement problems, the Fund may miss attractive investment opportunities. In addition, the Fund may incur a loss as a result of a decline in the value of its portfolio if it is unable to sell a security.
With respect to certain foreign countries, there is the possibility of nationalization, expropriation or confiscatory taxation, political or social instability, or diplomatic developments that could affect the Fund's investments in those countries. In addition, the Fund may also suffer losses due to differing accounting practices and treatments. Investments in foreign securities are subject to laws of the foreign country that may limit the amount and types of foreign investments. Changes of governments or of economic or monetary policies, in the U.S. or abroad, changes in dealings between nations, currency convertibility or exchange rates could result in investment losses for the Fund.
Foreign securities are often traded with less frequency and volume, and therefore may have greater price volatility than is the case with many U.S. securities. Brokerage commissions, custodial services, and other costs relating to investment in foreign countries are generally more expensive than in the U.S. Though the Fund intends to acquire the securities of foreign issuers where there are public trading markets, economic or political turmoil in a country in which the Fund has a significant portion of its assets or deterioration of the relationship between the U.S. and a foreign country may reduce the liquidity of the Fund's portfolio. The fund may have difficulty meeting a large number of redemption requests. Furthermore, there may be difficulties in obtaining or enforcing judgments against foreign issuers.
The Fund may invest in a foreign company by purchasing depositary receipts. Depositary receipts are certificates of ownership of shares in a foreign-based issuer held by a bank or other financial institution. They are alternatives to purchasing the underlying security but are subject to the foreign securities risks to which they relate.
If the Fund’s portfolio is over-weighted in a certain geographic region, any negative development affecting that region will have a greater impact on the Fund than a fund that is not over-weighted in that region.
Hedging (Non-Principal)
Hedging is a strategy that can be used to limit or offset investment risk. The success of the Fund’s hedging strategy will be subject to the ability of those managing the Fund's investments to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Since the characteristics of many securities change as markets change or time passes, the success of the Fund’s hedging strategy will also be subject to the ability of those managing the Fund's investments to continually recalculate, readjust, and execute hedges in an efficient and timely manner. For a variety of reasons, those managing the Fund's investments may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. In addition, it is not possible to hedge fully or perfectly against any risk, and hedging entails its own costs.
High Yield Securities (Principal)
Below investment grade bonds, which are rated at the time of purchase Ba1 or lower by Moody's Ratings ("Moody's") and BB+ or lower by S&P Global Ratings ("S&P Global") (if the bond has been rated by only one of those agencies, that rating will determine if the bond is below investment grade; if the bond has not been rated by either of those agencies, those managing investments of the Fund will determine whether the bond is of a quality comparable to those rated below investment grade), are sometimes referred to as high yield or "junk bonds" and are considered speculative. Such securities could be in default at time of purchase.
Investment in high yield bonds involves special risks in addition to the risks associated with investment in highly rated debt securities. High yield bonds may be regarded as predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments. Moreover, under certain circumstances, such securities may be less liquid than higher rated debt securities.
Analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher quality debt securities. The ability of the Fund to achieve its investment objective may, to the extent of its investment in high yield bonds, be more dependent on such credit analysis than would be the case if the Fund were investing in higher quality bonds.

High yield bonds may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher-grade bonds. The prices of high yield bonds have been found to be less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual corporate developments. If the issuer of high yield bonds defaults, the Fund may incur additional expenses to seek recovery. To the extent that such high yield issuers undergo a corporate restructuring, such high yield securities may become exchanged for or converted into reorganized equity of the underlying issuer. High yield bonds oftentimes include complex legal covenants that impose various degrees of restriction on the issuer’s ability to take certain actions, such as distribute cash to equity holders, incur additional indebtedness, and dispose of assets. To the extent that a bond indenture or loan agreement does not contain sufficiently protective covenants or otherwise permits the issuer to take certain actions to the detriment of the holder of the security, the underlying value of such security may decline.
The secondary market on which high yield bonds are traded may be less liquid than the market for higher-grade bonds. Less liquidity in the secondary trading market could adversely affect the price at which the Fund could sell a high yield bond and could adversely affect and cause large fluctuations in the daily price of the Fund's shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the value and liquidity of high yield bonds, especially in a thinly traded market.
The use of credit ratings for evaluating high yield bonds also involves certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of high yield bonds. Also, credit rating agencies may fail to change credit ratings in a timely manner to reflect subsequent events. If a credit rating agency changes the rating of a portfolio security held by the Fund, the Fund may retain the security if those managing the investments of the Fund think it is in the best interest of shareholders.
Highly Leveraged Issuers (Non-Principal)
The Fund’s investments are expected to include investments in issuers whose capital structures have significant leverage (including substantial leverage senior to the Fund’s investments), a considerable portion of which may be at floating interest rates. The leveraged capital structure of such issuers will increase their exposure to adverse economic factors such as rising interest rates, downturns in the economy or further deteriorations in the financial condition of the issuer or its industry. This leverage may result in more serious adverse consequences to such companies (including their overall profitability or solvency) in the event these factors or events occur than would be the case for less leveraged issuers. In using leverage, these issuers may be subject to terms and conditions that include restrictive financial and operating covenants, which may impair their ability to finance or otherwise pursue their future operations or otherwise satisfy additional capital needs. Moreover, rising interest rates may significantly increase the issuers or project’s interest expense, or a significant industry downturn may affect a company’s ability to generate positive cash flow, in either case causing an inability to service outstanding debt. The Fund’s investments may be among the most junior financing in an issuer’s capital structure. In the event such issuer cannot generate adequate cash flow to meet debt obligations, the company may default on its loan agreements or be forced into bankruptcy resulting in a restructuring or liquidation of the company, and the Fund, particularly in light of the subordinated and/or unsecured position of the Fund’s investments, may suffer a partial or total loss of capital invested in the company, which could adversely affect the return of the Fund.
Incentive Fee Risk (Principal)
Any incentive fee payable by the Fund that relates to its net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. PGI is not under any obligation to reimburse the Fund for any part of the incentive fee PGI received that was based on accrued income that the Fund never received because of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in the Fund’s paying an incentive fee on income it never received.
The incentive fee payable by the Fund to PGI may create an incentive for PGI to make investments on the Fund’s behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to PGI is determined may encourage PGI to use leverage to increase the return on the Fund’s investments. In addition, the fact that the management fee is payable based upon the Fund’s average daily net assets, which would include any borrowings for investment purposes, may encourage PGI to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor shareholders. Such a practice could result in the Fund’s investing in more speculative securities than would otherwise be in its best interests, which could result in higher investment losses, particularly during cyclical economic downturns.

Interest Rate Risk (Principal)
General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on the Fund’s investments and investment opportunities and, accordingly, may have a material adverse effect on the Fund’s rate of return on invested capital, the Fund’s net investment income, and the Fund’s NAV. Certain of the Fund’s debt investments will have variable interest rates that reset periodically based on benchmarks such as the Secured Overnight Financing Rate (“SOFR”) and the prime rate, so an increase in interest rates may make it more difficult for issuers to service their obligations under the debt investments that the Fund will hold. In addition, to the extent the Fund borrows money to make investments, its returns will depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income to the extent it uses debt to finance its investments. In periods of rising interest rates, the Fund’s cost of funds would increase, which could reduce its net investment income. In general, rising interest rates will negatively impact the price of a fixed-rate debt instrument and falling interest rates will have a positive effect on price. Adjustable-rate instruments also react to interest rate changes in a similar manner, although generally to a lesser degree (depending, however, on the characteristics of the reset terms, including the index chosen, frequency of reset and reset caps or floors, among other factors). From time to time, the Fund may be exposed to medium- to long-term spread duration securities. Longer spread duration securities have a greater adverse price impact to increases in interest rates. Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules.
If general interest rates rise, there is a risk that the portfolio companies in which the Fund holds floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents. Rising interest rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults. In addition, rising interest rates may increase pressure on the Fund to provide fixed rate loans to the Fund’s portfolio companies, which could adversely affect the Fund’s net investment income, as increases in the cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
Investment Company Securities (Non-Principal)
Securities of other investment companies, including shares of closed-end investment companies, unit investment trusts, various ETFs, and other open-end investment companies, represent interests in professionally managed portfolios that may invest in a variety of instruments. Certain types of investment companies, such as closed-end investment companies, issue a fixed number of shares that trade on a stock exchange or over-the-counter at a premium or a discount to their net asset value. Others are continuously offered at net asset value but may also be traded in the secondary market. ETFs are often structured to perform in a similar fashion to a broad-based securities index. Investing in ETFs involves generally the same risks as investing directly in the underlying instruments. Investing in ETFs involves the risk that they will not perform in exactly the same fashion, or in response to the same factors, as the index or underlying instruments. Shares of ETFs may trade at prices other than net asset value.
A fund that invests in another investment company is subject to the risks associated with direct ownership of the securities in which such investment company invests. Fund shareholders indirectly bear their proportionate share of the expenses of each such investment company, including its advisory and administrative fees. The Fund would also continue to pay its own advisory fees and other expenses. Consequently, the Fund and its shareholders would, in effect, absorb two levels of fees with respect to investments in other investment companies.
A fund may invest in affiliated underlying funds, and those who manage such fund’s investments and their affiliates may earn different fees from different underlying funds and may have an incentive to allocate more fund assets to underlying funds from which they receive higher fees.
Investments in Loans (Principal)
The Fund invests in loans, either through primary issuances or in secondary transactions, including potentially on a synthetic basis. The value of the Fund’s loans may be detrimentally affected to the extent a borrower defaults on its obligations. There can be no assurance that any collateral associated with a loan will retain its value. Furthermore, circumstances could arise (such as in the bankruptcy of a borrower) that could cause the Fund’s security interest in the loan’s collateral to be invalidated. Also, much of the collateral will be subject to restrictions on transfer intended to satisfy securities regulations, which will limit the number of potential purchases if the Fund intends to liquidate such collateral. The amount realizable with respect to a loan may be detrimentally affected if a guarantor, if any, fails to meet its obligations under a guarantee. Finally, there may be a monetary, as well as a time cost involved in collecting on defaulted loans and, if applicable, taking possession of various types of collateral.

Investments in Less Established Companies (Non-Principal)
The Fund may invest a portion of its assets in the securities of less established companies. Certain of the investments may be in businesses with little or no operating history. Investments in such early-stage growth companies may involve greater risks than are generally associated with investments in more established companies. To the extent there is any public market for the securities held by the Fund, such securities may be subject to more abrupt and erratic market price movements than those of larger, more established companies. Less established companies tend to have lower capitalizations and fewer resources and are, therefore, often more vulnerable to financial failure. Such companies also may have shorter operating histories on which to judge future performance and in many cases, if operating, will have negative cash flow. There can be no assurance that any such losses will be offset by gains (if any) realized on the Fund’s other investments. In addition, less mature companies could be deemed to be more susceptible to irregular accounting or other fraudulent practices. In the event of fraud by any company in which the Fund invests, the Fund may suffer a partial or total loss of capital invested in that company.
The Fund may invest in issuers that: (i) have little or no operating history, (ii) offer services or products that are not yet ready to be marketed, (iii) are operating at a loss or have significant fluctuations in operating results, (iv) are engaged in a rapidly changing business or (v) need substantial additional capital to set up internal infrastructure, hire management and personnel, support expansion or achieve or maintain a competitive position. Such issuers may face intense competition, including competition from companies with greater financial resources, more extensive capabilities and a larger number of qualified managerial and technical personnel.
Investments in Restructurings (Non‑Principal)
From time to time, certain of the Fund's investments may experience financial distress. In addition, the Fund may invest in restructurings that involve, or otherwise invest in the debt securities of, companies that are experiencing or are expected to experience severe financial difficulties. In each case, these difficulties may never be overcome and may cause such companies to become subject to bankruptcy proceedings. The return on investment sought or targeted by the Fund in any investment in a restructuring may depend upon the restructuring progressing in a particular manner or resulting in a particular outcome (including regarding the conversion or repayment of the Fund’s investments). There can be no assurance that any such outcome, development or result will occur or be successful and, as a result, the premise underlying the Fund’s investment may never come to fruition and the Fund’s returns may be adversely affected. Investments in restructurings could, in certain circumstances, subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein. For instance, under certain circumstances, payments to the Fund and distributions to shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court’s discretionary power to disallow, subordinate or disenfranchise particular claims or characterize investments made in the form of debt as equity contributions. For certain restructurings, the Fund may utilize blocker corporations, which may incur federal and state income taxes. In restructurings, whether constituting liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the restructuring either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security or instrument the value of which will be less than the purchase price to the Fund of the security in respect to which such distribution was made. The Fund may not be “hedged” against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed restructuring is consummated. Under certain circumstances, a lender that has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated or disallowed, or may be found liable for damages suffered by parties as a result of such actions.

When a company seeks relief under the U.S. Bankruptcy Code (or has a petition filed against it), an automatic stay prevents all entities, including creditors, from foreclosing or taking other actions to enforce claims, perfect liens or reach collateral securing such claims. Creditors who have claims against the company prior to the date of the bankruptcy filing must petition the court to permit them to take any action to protect or enforce their claims or their rights in any collateral. Such creditors may be prohibited from doing so if the court concludes that the value of the property in which the creditor has an interest will be “adequately protected” during the proceedings. If the Bankruptcy Court’s assessment of adequate protection is inaccurate, a creditor’s collateral may be wasted without the creditor being afforded the opportunity to preserve it. Thus, even if the Fund holds a secured claim, it may be prevented from collecting the liquidation value of the collateral securing its debt, unless relief from the automatic stay is granted by the court. Bankruptcy proceedings are inherently litigious, time consuming, highly complex and driven extensively by facts and circumstances, which can result in challenges in predicting outcomes. The equitable power of bankruptcy judges also can result in uncertainty as to the ultimate resolution of claims.
Security interests held by creditors are closely scrutinized and frequently challenged in bankruptcy proceedings and may be invalidated for a variety of reasons. For example, security interests may be set aside because, as a technical matter, they have not been perfected properly under the Uniform Commercial Code or other applicable law. If a security interest is invalidated, the secured creditor loses the value of the collateral and because loss of the secured status causes the claim to be treated as an unsecured claim, the holder of such claim will almost certainly experience a significant loss of its investment. There can be no assurance that the security interests securing the Fund’s claims will not be challenged vigorously and found defective in some respect, or that the Fund will be able to prevail against the challenge.
Moreover, debt may be disallowed or subordinated to the claims of other creditors if the creditor is found guilty of certain inequitable conduct resulting in harm to other parties with respect to the affairs of a company filing for protection from creditors under the U.S. Bankruptcy Code. Creditors’ claims may be treated as equity if they are deemed to be contributions to capital, or if a creditor attempts to control the outcome of the business affairs of a company prior to its filing under the U.S. Bankruptcy Code. Serving on an official or unofficial creditors’ committee, for example, increases the possibility that the Fund will be deemed an “insider” or a “fiduciary” of an issuer it has so assisted and may increase the possibility that the Bankruptcy Court would invoke the doctrine of “equitable subordination” with respect to any claim or equity interest held by the Fund in such issuer and subordinate any such claim or equity interest in whole or in part to other claims or equity interests in such issuer. Claims of equitable subordination may also arise outside of the context of the Fund’s committee activities. If a creditor is found to have interfered with a company’s affairs to the detriment of other creditors or shareholders, the creditor may be held liable for damages to injured parties. While the Fund will attempt to avoid taking the types of action that would lead to equitable subordination or creditor liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. In addition, if representation of a creditors’ committee of an issuer causes the Fund or the Advisor to be deemed an affiliate of such issuer, the securities of such issuer held by the Fund may become restricted securities, which are not freely tradable.
While the challenges to liens and debt described above normally occur in a bankruptcy proceeding, the conditions or conduct that would lead to an attack in a bankruptcy proceeding could in certain circumstances result in actions brought by other creditors of the debtor, shareholders of the debtor or even the debtor itself in other state or U.S. federal proceedings, including pursuant to state fraudulent transfer laws. As is the case in a bankruptcy proceeding, there can be no assurance that such claims will not be asserted or that the Fund will be able to defend against them successfully. To the extent the Fund assumes an active role in any legal proceeding involving the debtor, the Fund may be prevented from disposing of securities or instruments issued by the debtor due to the Fund’s possession of material, non-public information concerning the debtor.
From time to time, the Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the U.S. Bankruptcy Code. These debtor-in-possession or “DIP” loans are most often revolving working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. While such loans are generally less risky than many other types of loans as a result of their seniority in the debtor’s capital structure and because their terms have been approved by a federal bankruptcy court order, it is possible that the debtor’s reorganization efforts may fail and the proceeds of the ensuing liquidation of the DIP lender’s collateral might be insufficient to repay in full the DIP loan.

In addition, issuers located in non-U.S. jurisdictions may be involved in restructurings, bankruptcy proceedings and/or reorganizations that are not subject to laws and regulations that are similar to the U.S. Bankruptcy Code and the rights of creditors afforded in U.S. jurisdictions. To the extent such non-U.S. laws and regulations do not provide the Fund with equivalent rights and privileges necessary to promote and protect its interest in any such proceeding, the Fund’s investments in any such issuer may be adversely affected. For example, bankruptcy law and process in a non-U.S. jurisdiction may differ substantially from that in the United States, resulting in greater uncertainty as to the rights of creditors, the enforceability of such rights, reorganization timing and the classification, seniority and treatment of claims. In certain developing countries, although bankruptcy laws have been enacted, the process for reorganization remains highly uncertain.
Joint Venture (Principal)
A joint venture investment involves various risks. Those risks include, among others, risks similar to those associated with a direct investment in a borrower, the risk that the Fund will not be able to implement investment decisions or exit strategies because of limitations on the Fund’s control under the applicable agreements with the joint venture partner, the risk that the joint venture partner may become bankrupt or may at any time have economic or business interests or goals that are inconsistent with those of the Fund, the risk that a joint venture partner may be in a position to take action contrary to the Fund’s objectives, the risk of liability based upon the actions of a joint venture partner, and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other. The joint venture in which the Fund participates may sometimes be allocated investment opportunities that might have otherwise gone entirely to the Fund, which may reduce the Fund’s return on equity.
Additionally, the Fund’s joint venture investment may be held on an unconsolidated basis and at time may be highly leveraged. Such leverage would not count toward the investment limits imposed on the Fund by the 1940 Act (i.e., the asset coverage requirements discussed above in the Principal Investment Strategies). If an investment in an unconsolidated joint venture were to be consolidated for any reason, the leverage of such joint venture could affect negatively the Fund’s ability to maintain the asset coverage requirements prescribed under the 1940 Act, which could have a negative effect on the Fund’s operations and investment activities.
Key Personnel (Principal)
PGI depends on the diligence, skill, and network of business contacts of certain professionals. PGI also depends, to a significant extent, on the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. The Fund’s success depends on the continued service of such personnel. The investment professionals associated with PGI are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. The departure of any of the senior managers of PGI, or of a significant number of the investment professionals of PGI, could have a material adverse effect on the Fund’s ability to achieve its investment objective. Individuals not currently associated with PGI may become associated with the Fund and the performance of the Fund may also depend on the experience and expertise of such individuals. In addition, there is no assurance that PGI will continue to have access to the investment professionals and the information and deal flow generated by the investment professionals.
Leverage (Principal)
If the Fund makes investments in futures contracts, forward contracts, swaps and other derivative instruments, these instruments provide the economic effect of financial leverage by creating additional investment exposure, as well as the potential for greater loss. If the Fund uses leverage through activities such as borrowing, entering into short sales, purchasing securities on margin or on a “when-issued” basis or purchasing derivative instruments in an effort to increase its returns, the Fund has the risk of magnified capital losses that occur when losses affect an asset base, enlarged by borrowings or the creation of liabilities, that exceeds the net assets of the Fund. The net asset value of a fund employing leverage will be more volatile and sensitive to market movements. Leverage may involve the creation of a liability that requires the Fund to pay interest. Leveraging may cause the Fund to liquidate portfolio positions to satisfy its obligations when it may not be advantageous to do so. To the extent that the Fund is not able to close out a leveraged position because of market illiquidity, the Fund’s liquidity may be impaired. In addition, certain covenants in credit facilities may impose greater restrictions on the Fund’s ability to declare and pay dividends on Shares. Limits on the Fund’s ability to pay dividends on Shares may prevent the Fund from meeting the RIC distribution requirements for regulated investment companies (RICs) and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to an excise tax. For a discussion of these tax consequences, see “TAX CONSIDERATIONS.”

Liquidity (Principal)
Certain fund holdings may be deemed to be less liquid or illiquid because they cannot be readily sold without significantly impacting the value of the holdings. A fund is exposed to liquidity risk when trading volume, lack of a market maker, or legal restrictions impair its ability to sell particular securities at an advantageous price. Principal investment strategies that involve securities of private companies or funds, companies with smaller market capitalizations, foreign securities, derivatives, and securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The discussion of specific strategies and risks provides more detail about any applicable corresponding liquidity risks.
In the event of the Fund’s liquidation, there is no assurance that a market or other exit strategy will be available for the Fund’s less liquid investments. It is possible that the Fund may be unable to liquidate certain of its investments and make corresponding distributions until after the liquidation date. This would delay distribution payments, perhaps for an extended period of time. In certain circumstances, the Fund may transfer portfolio investments that remain unsold on the liquidation date to a liquidating trust and distribute interests in such liquidating trust to shareholders as part of the Fund’s final distribution. Interests in any such liquidating trust likely would be restricted or entirely nontransferable, except by operation of law. The value of such liquidation payments, including any interest in a liquidating trust, may be less, and potentially significantly less, than your original investment.
Market Volatility and Securities Issuers (Principal)
The value of a fund’s portfolio securities may decrease in response to overall stock or bond market movements. Markets tend to move in cycles, with periods of rising prices and periods of falling prices. Stocks tend to go up and down in value more than bonds. The value of a security may decline for reasons directly related to the issuer, such as management performance, financial leverage, and reduced demand for the issuer’s goods or services. As a result, the value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.
Additionally, U.S. and world economies, as well as markets (or certain market sectors), may experience greater volatility in response to the occurrence of, or the threat or potential of, natural or man-made disasters and geopolitical events, such as war, acts of terrorism, pandemics, military actions, trade disputes, tariffs, economic sanctions, inflation, rapid interest rate changes, supply chain disruptions, political instability, or social unrest. Moreover, if a fund’s investments are concentrated in certain sectors, its performance could be worse than the overall market.
Global events can impact the securities markets. The risk of actual or threatened war or military conflict (such as Russia's invasion of Ukraine, the conflict between Israel and Hamas, and rising tensions involving the United States, Israel, and Iran) has caused and could continue to cause significant market disruptions and volatility in global markets. The extent and duration of any such military action, sanctions resulting from those hostilities, and resulting market disruptions could be substantial.
Health crises, such as a global pandemic, may cause disruptions to business operations, supply chains, and customer activity; event cancellations and restrictions; and service cancellations and restrictions. These disruptions may exacerbate other pre-existing political, social, economic, market, and financial risks and negatively affect the global economy, as well as the economies of individual countries, the financial performance of individual companies and sectors, and the markets in general in significant ways.
Market disruption events could also impair the information technology and other operational systems upon which a fund’s investment advisor or sub-advisor rely, and could otherwise disrupt the ability of the fund’s service providers to perform essential tasks. In certain cases, an exchange or market may close or issue trading halts on either specific securities or even the entire market, which may result in a fund being, among other things, unable to buy or sell certain securities or financial instruments or accurately price its investments.
Governmental and quasi-governmental authorities and regulators throughout the world, such as the Federal Reserve, have in the past responded to major economic disruptions with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs, and dramatic changes to interest rates. Such policy changes may adversely affect the value, volatility, and liquidity of dividend and interest-paying securities.

The impact of current and future market disruption events may last for an extended period of time and could result in a substantial economic downturn or recession. Such events could have significant adverse direct or indirect effects on the funds and their investments, and may result in a fund’s inability to achieve its investment objective, cause funds to experience significant redemptions, cause the postponement of reconstitution/rebalance dates of passive funds’ underlying indices, adversely affect the prices and liquidity of the securities and other instruments in which a fund invests, negatively impact the fund’s performance, and cause losses on your investment in the fund. You should also review this Prospectus and the SAI to understand each Fund’s discretion to implement temporary defensive measures, as well as the circumstances in which a Fund may satisfy redemption requests in-kind.
Mezzanine Loans (Non-Principal)
Mezzanine debt securities generally have ratings or implied or imputed ratings below investment grade. They are obligations of corporations, partnerships or other entities that are generally unsecured, typically are subordinated to other obligations of the obligor, and generally have greater credit and liquidity risk than is typically associated with investment grade corporate obligations. Accordingly, the risks associated with mezzanine debt securities include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including a sustained period of rising interest rates or an economic downturn) may adversely affect the obligor’s ability to pay principal and interest on its debt. Many obligors on mezzanine debt securities are highly leveraged, and specific developments affecting such obligors, including reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations. Mezzanine debt securities are often issued in connection with leveraged acquisitions or recapitalizations, in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. Default rates for mezzanine debt securities have historically been higher than has been the case for investment grade securities.
Middle-Market Companies (Principal)
Investments in middle-market companies such as those that the Fund may invest in, while often presenting greater opportunities for growth, may also entail larger risks than are customarily associated with investments in large companies. Middle-market companies may have more limited product lines, capitalization, markets, and financial resources, and may be dependent on a smaller management group. As a result, such companies may be more vulnerable to general economic trends and to specific changes in markets and technology. In addition, future growth may be dependent on additional financing, which may not be available on acceptable terms when required. Furthermore, there is ordinarily a more limited marketplace for the sale of interests in smaller, private companies, which may make realizations of gains more difficult, by requiring sales to other private investors. In addition, the relative illiquidity of investments held by closed-end funds generally, and the somewhat greater illiquidity of closed-end fund investments in middle-market companies, could make it difficult for the Fund to react quickly to negative economic or political developments. Moreover, there is generally little public information about these companies. These companies and their financial information are not subject to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other regulations that govern public companies, and the Fund may be unable to uncover all material information about these companies, which may prevent the Fund from making a fully informed investment decision and cause the Fund to lose money on its investments.

Municipal Obligations and AMT-Subject Bonds (Non-Principal)
Municipal obligations are subject to the risk that litigation, legislation, or other political events, local business or economic conditions, credit rating downgrades, or the bankruptcy of the issuer could have a significant effect on an issuer’s ability to make payments of principal and/or interest or otherwise affect the value of such obligations. Certain municipalities may have difficulty meeting their obligations due to, among other reasons, changes in underlying demographics. Municipal obligations can be significantly affected by political changes as well as uncertainties in the municipal market related to government regulation, taxation, legislative changes, or the rights of municipal security holders. Because many municipal obligations are issued to finance similar projects, especially those relating to education, health care, transportation, utilities, and water and sewer, conditions in those sectors can affect the overall municipal market. Municipal obligations include general obligation bonds, which are backed by the “full faith and credit” of the issuer, which has the power to tax residents to pay bondholders. Timely payments depend on the issuer’s credit quality, ability to raise tax revenues, and ability to maintain an adequate tax base. General obligation bonds generally are not backed by revenues from a specific project or source. Municipal obligations also include revenue bonds, which are generally backed by revenue from a specific project or tax. The issuer of a revenue bond makes interest and principal payments from revenues generated from a particular source or facility, such as a tax on particular property or revenues generated from a municipal water or sewer utility or an airport. Revenue bonds generally are not backed by the full faith and credit and general taxing power of the issuer. The market for municipal obligations/bonds may be less liquid than for taxable bonds. There may be less information available on the financial condition of issuers of municipal obligations than for public corporations. Municipal obligations may be susceptible to periods of economic stress, which could affect the market values and marketability of many or all municipal obligations of issuers in a state, U.S. territory, or possession.
AMT-subject bonds are municipal obligations issued to finance certain “private activities,” such as bonds used to finance airports, housing projects, student loan programs, and water and sewer projects. Interest on AMT-subject bonds is an item of tax preference for purposes of the federal individual alternative minimum tax (“AMT”). See “Tax Considerations” for a discussion of the tax consequences of investing in the Fund.
Current federal income tax laws limit the types and volume of bonds qualifying for the federal income tax exemption of interest, which may affect the ability of the Fund to purchase sufficient amounts of tax-exempt bonds.
Non-Performing Investments (Non-Principal)
The Fund’s portfolio may include investments whose underlying collateral are “non-performing” and that are typically highly leveraged, with significant burdens on cash flow and, therefore, involve a high degree of financial risk. During an economic downturn or recession, securities of financially troubled or operationally troubled issuers are more likely to go into default than securities or instruments of other issuers. Securities or instruments of financially troubled issuers and operationally troubled issuers are less liquid and more volatile than securities or instruments of companies not experiencing financial difficulties. Investment, directly or indirectly in the financially and/or operationally troubled issuers involves a high degree of credit and market risk. These difficulties may never be overcome and may cause borrowers to become subject to bankruptcy or other similar administrative proceedings. There is a possibility that the Fund may incur substantial or total losses on its investments and in certain circumstances, subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein.
Payment-in-Kind (“PIK”) Income (Non-Principal)
The Fund may hold investments that result in PIK income or PIK dividends. PIK income creates the risk that incentive fees will be paid to PGI based on non-cash accruals that ultimately may not be realized, while PGI will be under no obligation to reimburse the Fund for these fees. PIK income may have a negative impact on liquidity, as it represents a non-cash component of the Fund’s taxable income that may require cash distributions to shareholders in order to maintain the Fund’s ability to be subject to tax as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986. PIK income has the effect of generating investment income at a compounding rate, thereby further increasing the incentive fees payable to PGI. Similarly, all things being equal, the deferral associated with PIK income also increases the loan-to-value ratio at a compounding rate. The market prices of PIK securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality. Because PIK income results in an increase in the size of the PIK securities held, the Fund’s exposure to potential losses increases when a security pays PIK income.

Preferred Securities (Non-Principal)
Preferred securities include preferred stock and various types of junior subordinated debt and trust preferred securities. Preferred securities may pay fixed-rate or adjustable-rate distributions and generally have a payment “preference” over common stock but are junior to the issuer’s senior debt in a liquidation of the issuer’s assets. Preference would mean that a company must pay on its preferred securities before paying on its common stock, and that any claims of the preferred security holder would typically be ahead of common stockholders’ claims on assets in a corporate liquidation.
Holders of preferred securities usually have no right to vote for corporate directors or on other matters. The market value of preferred securities is sensitive to changes in interest rates as they are typically fixed-income securities; the fixed-income payments are expected to be the primary source of long-term investment return. While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. In addition, an issuer of preferred securities may have the right to redeem the securities before their stated maturity date. For instance, for certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may reduce the return of the security held by the fund. Preferred securities may be subject to provisions that allow an issuer, under certain circumstances to skip (indefinitely) or defer (possibly up to 10 years) distributions. If a fund owns a preferred security that is deferring its distribution, the fund may be required to report income for tax purposes while it is not receiving any income.
Preferred securities are typically issued by corporations, generally in the form of interest or dividend bearing instruments, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. The preferred securities market is generally divided into the $25 par “retail” and the $1,000 par “institutional” segments. The $25 par segment includes securities that are listed on the New York Stock Exchange (exchange traded), which trade and are quoted with accrued dividend or interest income, and which are often callable at par value five years after their original issuance date. The institutional segment includes $1,000 par value securities that are not exchange-listed (over the counter), which trade and are quoted on a “clean” price, i.e., without accrued dividend or interest income, and which often have a minimum of 10 years of call protection from the date of their original issuance.
Prepayment Risk (Principal)
Prepayment risk relates to the early repayment of principal on a loan or debt security. Loans are generally callable at any time, and certain loans may be callable at any time at no premium to par. PGI is generally unable to predict the rate and frequency of such repayments. Whether a loan is called will depend both on the continued positive performance of the issuer and the existence of favorable financing market conditions that allow such issuer the ability to replace existing financing with less expensive capital. As market conditions change frequently, PGI will often be unable to predict when, and if, this may be possible for each of the Fund’s issuers. Having the loan or other debt instrument called early may have the effect of reducing the Fund’s actual investment income below its expected investment income if the capital returned cannot be invested in transactions with equal or greater yields.
Repurchase and Reverse Repurchase Agreements (Non-Principal)
The Fund may invest in repurchase and reverse repurchase agreements. In a repurchase agreement, a Fund purchases a security and simultaneously commits to resell that security to the seller at an agreed upon price on an agreed upon date within a number of days from the date of purchase. The resale price consists of the purchase price plus an amount that is unrelated to the coupon rate or maturity of the purchased security. A repurchase agreement involves the obligation of the seller to pay the agreed upon price, which obligation is in effect secured by the value (at least equal to the amount of the agreed upon resale price and marked-to-market daily) of the underlying security or "collateral." A risk associated with repurchase agreements is the failure of the seller to repurchase the securities as agreed, which may cause a Fund to suffer a loss if the market value of such securities declines before they can be liquidated on the open market. In the event of bankruptcy or insolvency of the seller, a Fund may encounter delays and incur costs in liquidating the underlying security.
The Fund may use reverse repurchase agreements and economically similar transactions. In a reverse repurchase agreement, a fund sells a portfolio security to another party in return for cash and agrees to repurchase the instrument at a particular price and time. Using reverse repurchase agreements to earn additional income involves the risk that the interest earned on the invested proceeds is less than the expense of the reverse repurchase agreement transaction. This technique may also have a leveraging effect on the Fund.

Repurchase Offers (Principal)
As described under “Periodic Repurchase Offers," the Fund is a closed-end investment company structured as an “interval fund” and is designed for long-term investors. The Fund’s Shares are not listed on any national securities exchange and are not publicly traded. There is currently no secondary market for the Shares, and the Fund expects that no secondary market will develop. To provide liquidity to Shareholders, the Fund conducts quarterly repurchase offers of its outstanding Shares at NAV per share, reduced by any applicable repurchase fee, subject to applicable law and approval of the Board. In all cases, such repurchase offers will be for at least 5% and not more than 25% of its outstanding Shares at NAV per share, pursuant to Rule 23c-3 under the 1940 Act.
The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the Fund's ability to be fully invested or may force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund’s investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated transaction costs, which may be significant), may increase the Fund’s portfolio turnover, and may limit the Fund's ability to participate in new investment opportunities or to achieve its investment objective. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV per share. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments or by investing such amounts in other liquid assets. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund may, if necessary, sell investments, and is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet such repurchase obligations.
If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A Shareholder may be subject to market and other risks, and the NAV per share of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV per share for tendered Shares is determined. In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer.
Securitized Products (Non-Principal)
Securitized products are fixed-income instruments that represent interests in underlying pools of collateral or assets. The value of the securitized product is derived from the performance, value, and cash flows of the underlying asset(s).
The Fund’s investments in securitized products are subject to risks that are similar to traditional fixed-income securities, such as credit, interest rate, liquidity, prepayment, extension, and default risk, as well as additional risks associated with the nature of the assets and the servicing of those assets. Prepayment risk may make it difficult to calculate the average life of the Fund’s investment in securitized products. Securitized products are generally issued as pass-through certificates, which represent the right to receive principal and interest payments collected on the underlying pool of assets, which are passed through to the security holder. Therefore, repayment depends on the cash flows generated by the underlying pool of assets. The securities may be rated as investment-grade or below-investment-grade.
•Mortgage-backed securities (“MBS”) represent an interest in a pool of underlying mortgage loans secured by real property. MBS are sensitive to changes in interest rates but may respond to these changes differently from other fixed-income securities due to the possibility of prepayment of the underlying mortgage loans. If interest rates fall and the underlying loans are prepaid faster than expected, the Fund may have to reinvest the prepaid principal in lower yielding securities, thus reducing the Fund’s income. Conversely, rising interest rates tend to discourage refinancings and the underlying loans may be prepaid more slowly than expected, reducing the Fund’s potential to reinvest the principal in higher yielding securities and extending the duration of the underlying loans. In addition, when market conditions result in an increase in default rates on the underlying loans and the foreclosure values of the underlying real estate is less than the outstanding amount due on the underlying loan, collection of the full amount of accrued interest and principal on these investments may be doubtful. The risk of such defaults is generally higher in the case of underlying mortgage pools that include sub-prime mortgages (mortgages granted to borrowers whose credit histories would not support conventional mortgages).

•Commercial mortgage-backed securities (“CMBS”) represent an interest in a pool of underlying commercial mortgage loans secured by real property such as retail, office, hotel, multi-family, and industrial properties. Certain CMBS are issued in several classes with different levels of yield and credit protection, and the CMBS class in which the Fund invests usually influences the interest rate, credit, and prepayment risks.
•Asset-backed securities (“ABS”) are backed by non-mortgage assets such as company receivables, truck and auto loans, student loans, leases and credit card receivables. ABS entail credit risk. They also may present a risk that, in the event of default, the liquidation value of the underlying assets may be inadequate to pay any unpaid interest or principal.
•Collateralized Loan Obligations (“CLO”) are trusts typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinated corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. The Fund’s investments in CLOs may be riskier than a direct investment in the debt or other securities of the underlying companies. When investing in CLOs, the Fund may invest in any level of a CLO’s subordination chain, including subordinated (lower-rated) tranches and residual interests (the lowest tranche). CLOs are typically highly levered and therefore, the junior debt and equity tranches that the Fund may invest in are subject to a higher risk of total loss and deferral or nonpayment of interest than the more senior tranches to which they are subordinated. In addition, the Fund will generally have the right to receive payments only from the CLOs and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs. Furthermore, the investments the Fund makes in CLOs are at times thinly traded or have only a limited trading market. As a result, investments in such CLOs may be characterized as illiquid securities.
Senior Secured Loan Risk (Principal)
It is expected that when the Fund makes a senior secured term loan investment (either first or second lien) in an issuer, it will generally take a security interest in substantially all of the available assets of the issuer, including the equity interests of its domestic subsidiaries, which the Fund expects to help mitigate the risk that it will not be repaid. There is a risk, however, that the collateral securing the Fund’s loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the issuer to raise additional capital, and, in some circumstances, the Fund’s lien could be subordinated to claims of other creditors. In addition, deterioration in an issuer’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the loan’s terms, or at all, or that it will be able to collect on the loan should it be forced to enforce its remedies.
Second lien loans are subject to the same investment risks generally applicable to first lien senior secured loans described above. The Fund’s second lien senior secured loans will be subordinated to first lien loans. As such, to the extent the Fund holds second lien senior secured loans, holders of first lien loans may be repaid before the Fund in the event of a bankruptcy or other insolvency proceeding. Therefore, second lien loans are subject to additional risk that the cash flow of the related obligor and the property securing the second lien loan may be insufficient to repay the scheduled payments to the lender after giving effect to any senior secured obligations of the related obligor. This may result in an above average amount of risk and loss of principal. Second lien loans are also expected to be more illiquid than more senior loans.
Sourcing of Suitable Assets (Principal)
No assurance can be given that PGI will be able to find enough appropriate investments that meet the Fund’s investment criteria.
Syndicated Loans (Principal)
Syndicated loans primarily expose the Fund to the credit risk of the underlying borrower, but they also expose the Fund to certain risks associated with the loan agent. Syndicated loans settle on a delayed basis, potentially leading to the sale proceeds of such loans not being available to meet redemptions for a substantial period of time after the sale of the bank loans. Certain syndicated loans may not be considered “securities,” and purchasers, such as the Fund, therefore may not be entitled to rely on the protections of federal securities laws, including anti-fraud provisions.

The syndicated loans in which the Fund will invest will primarily be rated below investment grade but may also be unrated and of comparable credit quality. As a result, the risks associated with such syndicated loans are generally similar to the risks of other below investment grade fixed income instruments, although syndicated loans are senior and typically secured in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured. Investments in below investment grade syndicated loans are considered speculative because of the credit risk of the borrowers. Such borrowers are more likely than investment grade borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the Fund’s NAV and income dividends. An economic downturn would generally lead to a higher non-payment rate, and a syndicated loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a syndicated loan may decline in value or become illiquid, which would adversely affect the syndicated loan’s value. Syndicated loans are subject to a number of risks described elsewhere in this prospectus, including liquidity risk and the risk of investing in below investment grade fixed income instruments.
Syndicated loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a syndicated loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a syndicated loan. The collateral securing a syndicated loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a borrower. Some syndicated loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such syndicated loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of syndicated loans including, in certain circumstances, invalidating such syndicated loans or causing interest previously paid to be refunded to the borrower.
Additionally, a syndicated loan may be “primed” in bankruptcy, which reduces the ability of the holders of the syndicated loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing syndicated loans or secured corporate bonds.
There may be less readily available information about most syndicated loans and the borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act of 1933, as amended (the “1933 Act”), or registered under the Exchange Act, and borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Syndicated loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and in addition are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, PGI will rely primarily on their own evaluation of a borrower’s credit quality rather than on any available independent sources. Therefore, the Fund will be particularly dependent on the analytical abilities of PGI.
The secondary trading market for syndicated loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain syndicated loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell syndicated loans quickly or at a fair price. To the extent that a secondary market does exist for certain syndicated loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods.
Syndicated loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the Fund’s NAV. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in share prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of syndicated loans and other debt obligations, impairing the Fund’s NAV.

Syndicated loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of syndicated loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of syndicated loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of PGI, do not represent fair value. If the Fund attempts to sell a syndicated loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the syndicated loan may be adversely affected.
The Fund expects to acquire syndicated loans through assignments and participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions, and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise have if it were investing directly in the syndicated loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the syndicated loan.
Unitranche Loans (Principal)
Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans. Unitranche loans typically provide for loan amortization in the initial years of the facility, with the majority of the amortization deferred until loan maturity, with a contractual requirement for excess cash flow sweeps that reduce the average life of the loan. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. From the perspective of a lender, in addition to making a single loan, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche, which is generally paid after the “first out” tranche is paid. The Fund intends to participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.
Unsecured Loans (Non-Principal)
Unsecured loans are subject to the same investment risks generally applicable to loans but are subject to additional risk that the assets and cash flow of the related obligor may be insufficient to repay the scheduled payments to the lender after giving effect to any secured obligations of the obligor. Unsecured loans will be subject to certain additional risks to the extent that such loans may not be protected and such loans are not secured by collateral, financial covenants, or limitations upon additional indebtedness. Unsecured loans are also expected to be a more illiquid investment than senior loans for this reason.
U.S. Government and U.S. Government-Sponsored Securities (Non-Principal)
U.S. Government securities, such as Treasury bills, notes and bonds and mortgage-backed securities guaranteed by the Government National Mortgage Association (Ginnie Mae), are supported by the full faith and credit of the United States; others are supported by the right of the issuer to borrow from the U.S. Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; and still others are supported only by the credit of the issuing agency, instrumentality, or enterprise.
Although U.S. Government-sponsored enterprises such as the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal National Mortgage Association (Fannie Mae) may be chartered or sponsored by Congress, they are not funded by Congressional appropriations, and their securities are not issued by the U.S. Treasury nor supported by the full faith and credit of the U.S. Government.

There is no assurance that the U.S. Government would provide financial support to its agencies and instrumentalities if not required to do so. In addition, certain governmental entities have been subject to regulatory scrutiny regarding their accounting policies and practices and other concerns that may result in legislation, changes in regulatory oversight and/or other consequences that could adversely affect the credit quality, availability, or investment character of securities issued by these entities. The value and liquidity of U.S. Government securities may be affected adversely by changes in the ratings of those securities.
Valuation (Principal)
The Fund values private company investments in accordance with valuation guidelines adopted by the Board. There is typically not a readily available market value for the Fund’s private investments. The Fund may utilize the services of one or more independent valuation firms to aid in determining the fair value of these investments. These fair values are typically only estimated valuations or third-party appraisals.
Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Shareholders should recognize that valuations of illiquid assets involve various judgments and consideration of factors that may be subjective, and as a result, the fair value of the Fund’s private investments may differ significantly from the values that would have been used had a readily available market value existed and may differ materially from the amounts the Fund may realize on any dispositions of such investments. In addition, the impact of changes in the market environment and other events on the fair values of the Fund’s investments that have no readily available market values may differ from the impact of such changes on the readily available market values for the Fund’s other investments. Accordingly, there can be no assurance that the stated net asset value of the Fund, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of any property would be at a price equivalent to the last estimated value of such property.
This could adversely affect shareholders whose Shares are repurchased as well as new shareholders and remaining shareholders. For example, in certain cases, the Fund might receive less than the fair value of its investment in connection with its disposition of the investment, resulting in a dilution of the value of the Shares of shareholders who do not tender their Shares in any coincident tender offer and a benefit to tendering shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a benefit to shareholders remaining in the Fund, but a shortfall to tendering shareholders. In addition, investors would be adversely affected by higher fees payable to PGI if the gross asset value of the Fund is overstated.
Investment Process and Monitoring
As noted above, the Fund’s middle market direct lending team focuses on relationship lending by providing flexible financing solutions to both sponsor-backed and non-sponsored companies throughout North America. The team consists of over 30 professionals dedicated to direct lending with over 225 years of combined middle market direct lending experience across 15 middle market direct lending firms. The team’s credit investing experience spans across many industries and through multiple credit cycles.
The Fund’s investment process begins with an intentional approach to portfolio construction, which prioritizes more recession-resilient industries with high cash flow margins and more recurring business models. The Fund seeks diversification across specific industries with an emphasis on non-cyclical, resilient industries to help reduce expected defaults and enhance potential returns. The Fund generally looks to avoid industries which are more prone to higher default experience (e.g., energy, metals, and mining; retail), while actively managing the risk of each loan and other risk exposures across the portfolio. The Fund’s originators maintain dedicated regional coverage across North America of more than 300 select sponsors. These relationships are focused primarily on mid-sized sponsors with proven industry vertical expertise and sponsors that have demonstrated the ability and willingness to provide additional operational resources and capital support if an investment underperforms expectations and requires support. The Fund seeks to assess all sponsor and agent lender relationships as gold, silver, bronze, or red (avoid) to prioritize its origination efforts to drive desired deal flow. While largely sourcing deals from sponsors, the Fund also seeks to identify key lenders or agents with similar goals and objectives that align with its approach. Finally, non-sponsored originators utilize other channels for loan origination, including internal clients, conversations directly with business owners, commercial banks, business brokers, accounting firms, law firms, and other centers of influence. This approach to origination helps the Fund obtain access to broad deal flow to drive potential differentiated returns while helping to ensure desired portfolio composition.

Through a rigorous underwriting process, the Fund seeks to establish covenants and other documentation protection around key risks, and the Fund’s disciplined process results in a highly selective investment process. The Fund’s process focuses on identifying credit opportunities with a clear investment thesis and limited downside risk. Importantly, investments are underwritten to stress‑case scenarios, based on historic cycles and potential negative future outcomes. The Fund also has set portfolio construction objectives and guidance around industry allocation, realizing that business risk and transactional structure will drive potential realized returns. As part of the Fund’s underwriting process, the Fund seeks to avoid risks that are hard to mitigate or risks with binary outcomes. A significant portion of the performance is expected to be generated by interest income (loans are typically floating rate and include a 1% interest rate floor). The loans also typically generate original issue discount (OID) at time of origination/purchase which, along with additional call protection, enables the Fund the potential to generate enhanced returns.
The Fund continually monitors the overall credit quality of the portfolio with the goal of identifying and addressing any credit issues well in advance of a negative credit event. This monitoring typically involves ongoing monthly and quarterly reporting documents and financials to support continued engagement on the financial health of the borrower. In addition to rating investments in the portfolio based on an internal credit rating system, each investment is expected to be scored on a 1 (best) to 5 (worst) scale. At inception, the score is a 2, meaning the investment is performing as expected and according to its original investment thesis. Over the life of the investment, if the borrower’s financial performance is better than its original thesis, the score may move to a 1. If the borrower shows some deterioration, the score will likely move to 3. Any loan scoring a 3 or worse is expected to be reviewed by the investment advisor’s Investment Committee on a monthly basis, and the investment advisor’s legal team may re-evaluate the credit agreement and all loan documents. In instances of deals scoring a 1 or 2, the same, or substantially similar, underwriting team remains responsible for the ongoing monitoring, analysis, and borrower relationship. If the borrower experiences further deterioration, the original underwriting team remains focused on the borrower analysis, but the Fund also engages additional underwriting resources with significant workout experience to identify potential remedies and structuring solutions. These additional restructuring resources also provide independent perspectives and help avoid any historical bias that may affect judgment when seeking the best solution to preserve value for the Fund. In addition, the investment advisor's legal team is typically involved with any loans scored 3 through 5. The Fund may also seek the service of outside counsel. Many internal team members have workout experience that will be drawn on in each loan restructuring. Lastly, the Fund's investment advisor quartiles the portfolio on a quarterly basis, where each loan is ranked by the investment committee's assessment of risk relative to expected return. This evaluation and analysis is essential to the ongoing management of risks across the portfolio and also establishes parameters for the evaluation of new loan origination. If new loan opportunities generally represent strong value relative to the existing portfolio, the Fund will generally work to increase exposure to the new loan vintage. The Fund seeks to reduce loan production during times when new opportunities represent less risk-adjusted return potential compared to the existing portfolio.
USE OF PROCEEDS
The Fund expects to invest the proceeds of the continuous offering of its Shares as soon as practicable (and in any event, no later than 180 days) after receipt of such proceeds to pursue its investment program, investing the proceeds first in more liquid assets, then into other credit strategies as the opportunities become available to the Fund. There is no minimum amount that must be raised prior to the Fund’s initial investment of net proceeds. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies soon after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay distributions or expenses, satisfy repurchase offers, or for temporary defensive purposes. Assets that cannot be invested promptly in accordance with the Fund’s investment objective and policies may be invested in cash and cash equivalents. A delay in the anticipated use of proceeds could lower returns and reduce the Fund’s distribution to Shareholders.

MANAGEMENT OF THE FUND
Board of Trustees
The Fund's Board of Trustees (the "Board") has overall responsibility to manage and control the Fund's business affairs, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business.  The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company. Information about the Fund's Trustees and Officers, including their names, addresses, principal occupations, and other affiliations during the past five years, as well as a description of the committees of the Board, are set forth in the SAI.
The Advisor
Principal Global Investors, LLC (“PGI”), an indirect subsidiary of Principal Financial Group, Inc. ("Principal®"), serves as the manager and advisor for the Fund. Principal® is a leader in global investment management offering businesses, individuals, and institutional clients a wide range of financial products and services, including retirement, asset management, and insurance through a diverse family of financial services companies. Through the Management Agreement with the Fund, PGI provides investment advisory services.

Advisor:
Principal Global Investors, LLC, 711 High Street, Des Moines, IA 50392, is part of a diversified global asset management organization that utilizes a multi-boutique strategy of specialized investment groups and affiliates to provide institutional investors and individuals with diverse investment capabilities, including fixed income, equities, real estate, currency, asset allocation, and stable value. PGI also has asset management offices of affiliate advisors in non-U.S. locations including London, Singapore, Tokyo, Hong Kong, and Sydney. PGI has been an investment advisor since 1998.

Strategies:	In fulfilling its investment advisory responsibilities, PGI day-to-day discretionary investment services (directly making decisions to purchase or sell securities) for the Fund.
Portfolio Management
The day-to-day portfolio management is shared by multiple portfolio managers. The portfolio managers operate as a team, sharing authority and responsibility for research and the day-to-day management of the portfolio.
Matt Darrah has served as portfolio manager for the Fund since its launch in 2024. He leads the Underwriting Team for Principal’s Direct Lending strategy with responsibility for the team’s underwriting philosophy and processes, as well as overseeing the underwriting of new direct loan investment opportunities. Mr. Darrah is a member of the Direct Lending Investment Committee and has been with PGI since 2020. He has 15 years of experience in direct lending, having previously started the strategy for Capital Southwest, a publicly traded, lower middle market business development company, and also as Portfolio Manager of the leveraged loan strategy for Petrus Asset Management, the primary investment vehicle for Ross Perot and his family. Mr. Darrah received a bachelor's degree in Finance from Southern Methodist University.
Tim Warrick has served as portfolio manager for the Fund since its launch in 2024. He has been with Principal for over 30 years and leads its Direct Lending business and is the Portfolio Manager for the strategy. Mr. Warrick is a member of the Direct Lending Investment Committee. He has spent much of his career managing corporate and U.S. core plus portfolios and continues to manage select portfolios in these strategies. Mr. Warrick previously served as Portfolio Management Team Leader with responsibility for overseeing portfolio management functions for all total return fixed income products. He also oversaw the corporate trading desk, was one of the first Portfolio Managers for Principal’s general account and began his career at Principal as a fixed income credit analyst focused on both private and public credit. In addition to his responsibilities with the firm, Mr. Warrick also spent two years with ReliaStar Investment Research, Inc., where he was an Analyst for multiple sectors, including mezzanine debt, leveraged bank loans, corporate bonds and asset-backed securities. Mr. Warrick received an MBA from Drake University and a bachelor's degree in Accounting and Economics from Simpson College. He holds the Chartered Financial Analyst designation and is a member of the CFA Institute.
The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of Shares in the Fund.

Approval of Advisory Agreements
A discussion regarding the basis for the approval or continuation of the Management Agreement by the Board is available in the annual or semi-annual reports to Shareholders for the periods during which such approval or continuation occurs.
Fees Paid to PGI
The Fund pays PGI a fee for its investment advisory services. The Fund has agreed to pay PGI a management fee at an annual rate equal to 1.25% of the average daily value of the Fund's net assets.
Administrator
PGI provides certain accounting and administrative services for the Fund. The Fund has agreed to pay PGI an administration fee at an annual rate equal to 0.10% of the average daily value of the Fund's net assets.
Custodian
The custodians for the Fund are The Bank of New York Mellon and Computershare Trust Company, N.A. The Custodians are responsible for the safeguarding of the Fund's assets.
Transfer Agent
Principal Shareholder Services, Inc. provides transfer agency and dividend payment services necessary to the Fund on a per account basis.
Independent Registered Public Accounting Firm
Ernst & Young LLP serves as the Fund’s independent registered public accounting firm, providing professional services including audits of the Fund’s annual financial statements, assistance and consultation in connection with SEC filings, and preparation, review, and signing of the annual income tax returns filed on behalf of the Fund.
Affiliated Brokerage
The Board has approved procedures that permit the Fund to effect a purchase or sale transaction between the Fund and any other affiliated investment company or between the Fund and affiliated persons of the Fund under limited circumstances prescribed by SEC rules. See BROKERAGE ALLOCATION AND OTHER PRACTICES in the Statement of Additional Information.
Control Persons
A control person is a person who beneficially owns more than 25% of the voting securities of a company. As of June 30, 2026, each of Principal Life Insurance Company and a separate account of Principal Life Insurance Company own more than 25% of the Fund's voting securities.
Conflicts of Interest
As a general matter, PGI is involved with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or their clients’ interests conflict with those of the Fund.
Subject to the requirements of applicable law, PGI intends to engage in such activities and may receive compensation from third parties for its services. It may provide investment management services (including the sourcing of private debt instruments) to other funds and discretionary managed accounts that follow an investment program like the Fund’s. The Fund may buy or sell securities of an issuer that are also bought or sold by PGI or its clients. The results of the Fund's investment activities may differ from those of the Fund's affiliates, or another account managed by the Fund's affiliates, and it is possible that the Fund could sustain losses during periods in which other accounts achieve profits on their trading for proprietary or other accounts. To the extent that the same investment opportunities might be desirable for more than one account, conflicts could arise in determining how to allocate them, particularly in circumstances where the availability or liquidity of such investment opportunities is limited. PGI has developed policies and procedures reasonably designed to mitigate these conflicts. However, there can be no assurance that an investment opportunity that comes to the attention of PGI or its affiliates will be appropriate for the Fund.
PGI may determine that the Fund should invest on a side-by-side basis with one or more other advisory accounts managed by PGI or its affiliate. In certain circumstances, negotiated co-investments may be made only in accordance with the terms of an exemptive order PGI received from the SEC (the “Order”). Co-investments made under the Order are subject to compliance with the conditions and other requirements contained in the Order, which could limit the Fund’s ability to participate in a co-investment transaction.

Because PGI may allocate certain investment opportunities to multiple funds and accounts, conflicts may arise when other accounts seek to sell investments when the Fund holds similar or the same investments. For example, other accounts in liquidation or wind-down, or with differing liquidity or redemption terms, may seek to sell commonly held investments before the Fund sells such investments. Sale by such other accounts of the same or similar investments, depending upon the volume of sales and the nature of the market, may affect the market value of investments that continue to be held by the Fund.
Other potential conflicts might arise due to compensation arrangements. The management fee received by PGI is based on the Fund’s average daily managed assets plus the income of the Fund’s assets. In addition, the administration fee received by PGI is based on the Fund's average daily managed assets. Further, the Incentive Fee received by PGI is based on the Fund's net investment income. Finally, PGI may receive a collateral management fee based on the asset value of the collateral (i.e., loans of the Fund) pledged in support of a line of credit in which a wholly owned subsidiary of the Fund serves as borrower. As a result, PGI may have a financial incentive to cause the Fund to use leverage or invest in more speculative investments to increase the assets or yield of the Fund, and accordingly, the fees it receives. Other clients advised by PGI may pay them a higher asset-based fee or performance-based compensation, which could create an incentive for PGI to favor such clients over the Fund.
Conflicts may arise relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars,” if any).
To the extent permitted by applicable law, PGI (or an account managed by PGI) may have economic interests in, or other relationships with, issuers or special purpose vehicles in which the Fund may have an economic interest. Such persons may invest at different levels of an entity’s capital structure or in different classes of an issuer’s securities that give rise to conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity. PGI’s partners, security holders, officers, directors, agents, or employees may serve on an issuer’s board of directors or otherwise have ongoing relationships. In such cases, to the extent consistent with applicable law, PGI may be required by its fiduciary obligations on behalf of another account to take actions that are not in the Fund’s best interests. Moreover, the Fund may be limited by applicable law or other policies in its ability to invest in a portfolio company in which PGI or its clients have an investment.
PGI, its affiliates, and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity, and terms of the Fund’s investments may be negatively impacted by the activities of PGI and its affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.
PGI is authorized to combine purchase or sale orders on the Fund’s behalf together with orders for the other accounts managed by them or their respective affiliates and allocate the securities or other assets so purchased or sold, on an average price basis or other fair and consistent basis, among such accounts. Such aggregation of orders may not always be to the Fund’s benefit with regard to the price or quantity executed.
PGI, by virtue of the activities of their respective principals on behalf of the other accounts or otherwise, may come into possession of material non-public information with respect to an issuer. Should this occur, PGI may be restricted from buying or selling securities of the issuer on the Fund’s behalf until the information becomes public or is no longer deemed material. Such restriction may result in the Fund’s inability to transact in a security when it would be advantageous to the Fund to do so.
PGI and its members, officers and employees devote to the Fund as much time as they deem necessary and appropriate to manage the Fund’s business. Such entities and persons are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources. These activities could create a conflict of interest in that the time and effort of such entities and persons will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and other business activities.
Subject to internal compliance policies and applicable law, members, or employees of PGI engage in personal trading of securities and other instruments.
PGI has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with their respective fiduciary obligations to clients. Nevertheless, actual proxy voting decisions may have the effect of favoring the interests of other clients.

Valuation of private assets is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Valuations of such assets may be provided by PGI even though they may face a conflict of interest in valuing such securities because the value thereof will affect their compensation.
Subject to applicable law, PGI and its affiliates may provide loan servicing, administrative and other services with respect to debt issued by portfolio companies of the Fund and receive servicing fees, special servicing fees, and other similar fees and payments for such services. Any amounts received by PGI, the Fund, or their respective affiliates attributable to loan servicing fees, special servicing fees, administrative, and other similar fees and payments for such services with respect to debt issued by any portfolio investment of the Fund shall not so reduce the Management Fee (or otherwise be allocable to the Fund).
PLAN OF DISTRIBUTION
The Offering
The Fund’s Shares are offered on a continuous basis at their current NAV per share. The minimum initial investment per investor is $100,000 for Institutional Class and Class Y Shares, and $25,000 for Class A Shares. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment.
The Fund’s Shares are offered through Principal Funds Distributor, Inc. (the “Distributor”), which is the exclusive distributor of the Shares, on a best-efforts basis. The Fund and the Distributor reserve the right to reject any orders for any reason. Moreover, the Fund may close at any time to new investors or new investments at PGI's discretion.
The Fund’s Shares are not listed for trading on any securities exchange. There is currently no secondary market for the Fund’s Shares, and the Fund does not anticipate that a secondary market will develop for its Shares. Neither PGI nor the Distributor intends to make a market in the Fund’s Shares.
Distributor, Transfer Agent, and Custodian
The Distributor, located at 711 High Street, Des Moines, IA 50392, is the distributor and principal underwriter of the Fund’s Shares. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Distributor is affiliated with PGI through common ownership. In addition, the directors and officers of the Distributor also serve as directors and/or officers of PGI. Under a Distribution Agreement with the Fund, the Distributor is granted the right to sell the Fund’s Shares of the Fund as agent for the Fund. The Distributor offers the Fund’s Shares for sale on a continuous basis and has agreed to use its best efforts to secure purchasers for the Shares. The Shares of the Fund will be offered at NAV per share calculated each regular business day. Please see “DETERMINATION OF NET ASSET VALUE." The Distributor has no obligation to sell any specific quantity of the Fund’s Shares or to buy any of the Shares. The Distributor also acts as agent for the Fund in connection with repurchases of Shares. The Distributor may enter into agreements with selected broker-dealers, banks, or other financial intermediaries for distribution of Shares of the Fund. With respect to certain financial intermediaries and related fund “supermarket” platform arrangements, the Fund and/or PGI, rather than the Distributor, typically enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, repurchase, and other requests to the Fund.
Principal Shareholder Services, Inc. serves as transfer agent and dividend paying agent for the Fund. Each of Bank of New York Mellon and Computershare Trust Company, N.A. serve as a custodian for the Fund’s assets.

Share Classes
An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the sales loads and ongoing fees and expenses for each share class are different. The loads, fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, the investment minimum, how long you expect to own shares, and the total costs and expenses associated with a particular share class.
Each investor’s financial considerations are different. You should speak with your financial professional to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares and all share classes may not be available in every state. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.
Distribution and/or Shareholder Service Expenses
The Fund has adopted a “Distribution and Shareholder Services Plan” with respect to its Class A shares. Under the plan, except as noted below, the Fund makes payments from its assets attributable to Class A shares to the Fund’s Distributor for distribution-related expenses and for providing services to Class A shareholders. Payments under the plan would be made by the Fund to the Distributor pursuant to the plan regardless of the expenses incurred by the Distributor. When the Distributor receives these fees, it may pay some or all of them to intermediaries whose customers are shareholders of the Fund for sales support services and for providing services to Class A shareholders. Intermediaries may include, among others, broker-dealers, registered investment advisors, banks, trust companies, pension plan consultants, retirement plan administrators, and insurance companies. These intermediaries include Principal Securities, Inc., a broker-dealer affiliated with PGI. Because these fees are paid out of Fund assets and are ongoing fees, over time they will increase the cost of your investment in Class A Shares of the Fund and may cost you more than other types of sales charges.
Under the plan, the Fund’s Class A Shares may incur expenses on an annual basis of up to 0.25% of its average monthly net assets.
The Distribution and Shareholder Services Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees.
Payments to Intermediaries
All or a portion of the initial sales charge that you pay for Class A Shares may be paid by the Distributor to intermediaries selling Class A shares.
In addition to payments pursuant to applicable 12b-1 plans, PGI or its affiliates enter into agreements with some intermediaries pursuant to which the intermediaries receive payments for providing services relating to the Fund's Class A and Institutional Class Shares. Examples of such services are administrative, networking, recordkeeping, sub-transfer agency and/or shareholder services. PGI or its affiliates also pay, without reimbursement from the Fund, compensation from their own resources to certain intermediaries that support the distribution of shares of the Fund or provide services to Fund shareholders.
Intermediaries may pay to their financial professionals some or all of the amounts the Distributor and its affiliates pay to the intermediary. The amounts paid to intermediaries vary by share class and by Fund.
In some cases, the Distributor and its affiliates will provide payments or reimbursements related to Class A and Institutional Class Shares in connection with the costs of conferences, educational seminars, training and marketing efforts related to the Fund. Such activities may be sponsored by intermediaries or the Distributor. The costs associated with such activities may include travel, lodging, entertainment, and meals. In some cases, the Distributor will also provide payment or reimbursement for expenses associated with transactions ("ticket") charges and general marketing expenses.
The Distributor and its affiliates do not pay compensation to intermediaries (other than to affiliates of the Distributor) for distribution services or other services to Fund shareholders for Class Y Shares.

The payments described in this prospectus may create a conflict of interest by influencing your financial professional or your intermediary to recommend the Fund over another investment, or to recommend one share class of the Fund over another share class. Ask your financial professional or visit your intermediary's website for more information about the total amounts paid to them by PGI and its affiliates, and by sponsors of other investment companies your financial professional may recommend to you.
Your intermediary may charge you additional fees other than those disclosed in this prospectus. Ask your financial professional about any fees and commissions they charge.
PURCHASING FUND SHARES
Eligibility and Minimum Investment
You must be an eligible purchaser for a particular share class to buy shares of the Fund in that share class. PGI and the Distributor reserve the right to broaden, limit, and change the designation of eligible purchasers without notice. Shares of the Fund are only sold in U.S. jurisdictions. As a general matter, the Fund will not establish accounts registered to foreign individuals or entities, including foreign correspondent accounts (other than as noted below). If an existing shareholder with a U.S. address moves outside of the U.S. and updates his or her address on the shareholder's account, we will be unable to process future purchases on that account. The Fund intends, however, to offer and sell shares directly to a non-U.S. investment company operating as a “feeder fund.” Investors that invest in the Fund indirectly through the feeder fund would not be registered shareholders of the Fund, and the prohibition on future purchases, as noted above, would not apply to them. Subject to your eligibility and the minimum initial investment requirements, you may invest in the Fund directly or through intermediaries, such as broker-dealers, insurance companies, plan sponsors, third party administrators, and retirement plans. Neither PGI nor the Fund is responsible for determining the suitability of the Fund or Shares for any investor.

Share Class	Minimum Initial Investment	Minimum Subsequent Investment
A	$25,000.00	No minimum
Institutional	$100,000.00	No minimum
Y	$100,000.00	No minimum
At the Distributor's sole discretion, the Fund may broaden or limit the designation of eligible purchasers, waive some or all of the eligibility requirements (including the minimum initial investment amount), permit certain types of investors to open new accounts, impose further restrictions on purchases, or reject any purchase orders, all without prior notice.
Investments through a Financial Intermediary
Most of the information you will need for managing your investment will come from your financial intermediary. This includes information on how to buy Shares and information about periodic repurchase offers. Your broker-dealer or financial intermediary may charge fees in addition to those described in this Prospectus. Please contact your intermediary for information regarding investment minimums, how to purchase and tender your Shares for repurchase, and applicable fees.
Investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries, which may include charges, investment minimums, cutoff times, and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by their financial intermediary. Investors purchasing Shares through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. For Shares sold through financial intermediaries not affiliated with Principal, the financial intermediary, and not its customers, will be the Shareholder of record, although customers may have the right to vote Shares depending upon their arrangement with the intermediary.

Opening an Account
You must open an account to purchase Shares. Your financial professional will help you open a new account. For questions about the Fund, please contact your financial professional or call a Client Relations Specialist at 1-800-222-5852.
You must clearly identify the type of account you want on your application. How you register your account with the Fund can affect your legal interests as well as the rights and interests of your family and beneficiaries. You should consult with your legal and/or tax advisor to determine the account registration that best meets your needs. If Shares are held in the name of certain types of accounts such as a corporation, trust, estate, custodianship, guardianship, partnership, or pension and profit-sharing plan, additional documentation may be necessary. Your ability to transfer the Fund’s Shares to another broker-dealer is limited to those broker-dealers with whom the Distributor maintains a selling agreement.
To help the government fight the funding of terrorism and money laundering activities, federal law requires financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, you will be asked for information that will allow the Fund or your financial intermediary to identify you. Non-public corporations and other entities may be required to provide articles of incorporation, trust or partnership agreements, and taxpayer identification numbers on the account or other documentation. If concerns arise with verification of your identity, no transactions, other than redemptions, will be permitted while we attempt to reconcile the concerns. If we are unable to verify your identity on a timely basis, we may freeze or close your account or take such other action as we deem appropriate. The Fund will not establish accounts that are for the benefit of a business/organization that is illegal under Federal and/or state law (such as a marijuana clinic) or a person who owns or receives income from such an entity or whose source of funds is illegal.
Shares of the Fund are offered on days on which the New York Stock Exchange (“NYSE”) is open, which generally are weekdays other than national holidays. If you are not purchasing through an omnibus or networked account, your order will be considered received when it is received by the transfer agent in proper and complete form. If you are purchasing through an omnibus or networked account, your order will be considered received when an authorized broker (or its authorized designee) receives it in proper and complete form. Proper and complete form means that your instructions and any required payment have been received by the transfer agent or an authorized broker (or its authorized designee) in the form required by the Fund. Orders received in proper form by the transfer agent, or by an authorized broker (or its authorized designee) for omnibus or networked accounts, before the close of trading on the NYSE (generally 3:00 p.m. Central Time) will be processed at the NAV calculated that day. See “Periodic Repurchase Offers-Determination of Net Asset Value.” The Fund and its transfer agent may, in its sole discretion, determine whether any particular transaction request is in complete and proper form.
Fees and Expenses
Before investing, you should be sure you understand the nature of different costs. This section describes the fees and expenses you may pay if you invest in the Fund. You may pay both one-time fees and ongoing fees. Fees and expenses are important because they lower your earnings.
You should also understand the characteristics of each share class so you can be sure to choose the class that is right for you. Share class selections must be made at the time of purchase. Classes differ regarding the costs associated with buying, redeeming, and holding shares. Your financial professional can help you with this process and can help you choose the share class that is appropriate for you. Financial professionals may receive different compensation depending upon which class of shares you purchase.
•Sales Charge (Initial Fee for Class A) - The offering price for Class A shares is the NAV next calculated after receipt of an investor’s order in proper form by the Fund or its servicing agent, plus any applicable initial sales charge. See Class A Shares- Initial Sales Charge below for more information.
•Management Fee (all Classes) - Through the Management Agreement with the Fund, PGI has agreed to provide investment advisory services and corporate administrative services to the Fund.
•Distribution Fee (Class A) - The Fund has adopted a distribution plan for its Class A shares. Under the plan, Class A pays a distribution fee based on the Fund's average daily NAV. These fees pay distribution and other expenses for the sale of Class A shares and for services provided to shareholders. Because they are ongoing fees, over time, these fees may exceed other types of sales charges.
•Interest Payments on Borrowed Funds (all Classes) - interest paid in connection with outstanding loans.

•Other Expenses (all Classes) - A portion of expenses that are allocated to all classes of the Fund. Other expenses include, for example, interest expense, expenses related to fund investments, certain expenses related to regulatory requirements, and index licensing fees. Additional examples of other expenses include:
◦Transfer Agent Fee (all Classes) - Principal Shareholder Services, Inc. (“PSS”) has entered into a Transfer Agency Agreement with the Fund under which PSS provides transfer agent services. These services are currently provided at cost.
◦Administration Fee (all Classes) - PGI has entered into an Administration Agreement with the Fund under which PGI provides certain accounting and administrative services.
◦Certain Operating Expenses (all Classes) - expenses of registering and qualifying shares for sale, the cost of producing and distributing reports and prospectuses to shareholders, the cost of shareholder meetings, and other operating expenses of the Fund.
•Acquired Fund Fees and Expenses (all Classes) - fees and expenses charged by other investment companies in which the Fund invests a portion of its assets.
•Incentive Fee (all Classes)
The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s net assets, equal to the greater of (x) 1.50% per quarter (or an annualized rate of 6.00%), or (y) the sum of the current three-month forward-looking term SOFR (i.e., as published two-business days prior to the commencement of the applicable quarter), divided by four, plus 0.75% per quarter (the “Hurdle Rate”), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means fund-level book interest income, dividend income, and payment-in-kind income, (and not including amortization/accretion or income generated from original issue discounts), minus the Fund’s operating expense (which, for this purpose, shall include interest payments on fund borrowings as well as other credit facility expenses and not include any distributions and/or shareholder servicing fees, expenses related to fund investments, acquired fund fees and expenses, tax reclaim recovery expenses, litigation, any other extraordinary expense, any class-level specific expenses, or incentive fee) for the quarter. Net assets means the total assets of the Fund minus the Fund’s liabilities. For purposes of the incentive fee, net assets are calculated using the quarter-to-date average net assets for the relevant fiscal quarter.
The Hurdle Rate will be determined at the beginning of each applicable quarter and will remain the same throughout that quarter. In the event that SOFR is discontinued, ceases to be published during a given period, or is otherwise unavailable, 1.50% will be used as the Hurdle Rate for the applicable quarter.
The “catch-up” provision is intended to provide PGI with an incentive fee of 15% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches a percentage determined based upon the current Hurdle Rate for the applicable quarter. For example, if the Hurdle Rate is 1.50% in a given quarter (i.e., 6.00% on an annualized basis), the catch-up provision is intended to provide PGI with an incentive fee of 15% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches 1.765% of net assets in any calendar quarter. If the Hurdle Rate is 2.00% in a given quarter (i.e., 8.00% on an annualized basis), the catch-up” provision is intended to provide PGI with an incentive fee of 15% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches 2.353% of net assets in any calendar quarter.

If the Hurdle Rate is set at 6.00% on an annualized basis for a given quarter, the calculation of the incentive fee for each calendar quarter is as follows:
•No incentive fee is payable to PGI if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets in respect of the relevant calendar quarter, does not exceed the quarterly Hurdle Rate;
•100% of the portion of the Fund’s pre-incentive fee net investment income that exceeds the Hurdle Rate but is less than or equal to 1.765% (the “catch-up”) is payable to PGI if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets in respect of the relevant calendar quarter, exceeds the hurdle rate but is less than or equal to 1.765% (7.06% annualized). The “catch-up” provision is intended to provide PGI with an incentive fee of 15% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches 1.765% of net assets; and
•15% of the portion of the Fund’s pre-incentive fee net investment income that exceeds the “catch-up” is payable to PGI if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets in respect of the relevant calendar quarter, exceeds 1.765% (7.06% annualized). As a result, once the Hurdle Rate is reached and the catch-up is achieved, 15% of all the Fund’s pre-incentive fee net investment income thereafter is allocated to PGI.
If the Hurdle Rate is set at 8.00% on an annualized basis for a given quarter, the calculation of the incentive fee for each calendar quarter is as follows:
•No incentive fee is payable to PGI if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets in respect of the relevant calendar quarter, does not exceed the quarterly Hurdle Rate;
•100% of the portion of the Fund’s pre-incentive fee net investment income that exceeds the Hurdle Rate but is less than or equal to 2.353% (the “catch-up”) is payable to PGI if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets in respect of the relevant calendar quarter, exceeds the hurdle rate but is less than or equal to 2.353% (9.405% annualized). The “catch-up” provision is intended to provide PGI with an incentive fee of 15% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches 2.353% of net assets; and
•15% of the portion of the Fund’s pre-incentive fee net investment income that exceeds the “catch-up” is payable to PGI if the Fund’s pre-incentive fee net investment income, expressed as a percentage of the Fund’s net assets in respect of the relevant calendar quarter, exceeds 2.353% (9.405% annualized). As a result, once the Hurdle Rate is reached and the catch-up is achieved, 15% of all the Fund’s pre-incentive fee net investment income thereafter is allocated to PGI.

The following is a graphical representation of the calculation of the incentive fee for each scenario set forth above:
 Quarterly Incentive Fee
Fund’s pre-incentive fee net investment income
(expressed as a percentage of the Fund’s Net Assets)
Percentage of the Fund’s pre-incentive fee net investment income allocated to the incentive fee
Quarterly Incentive Fee
Fund’s pre-incentive fee net investment income
(expressed as a percentage of the Fund’s Net Assets)
Percentage of the Fund’s pre-incentive fee net investment income allocated to the incentive fee

These calculations will be appropriately prorated for any period of less than three months.
Examples of the Incentive Fee:
Example #1 –Incentive Fee on pre-incentive fee net investment income for each calendar quarter with a 6.00% annualized Hurdle Rate

Scenarios expressed as a percentage of average net assets	Scenario 1	Scenario 2	Scenario 3
Pre-incentive fee net investment income	0.550%	1.750%	2.800%
•Catch-up incentive fee (maximum of 0.265%)	---	(0.250)%	(0.265)%
•Split incentive fee (15% above 1.765%)	---	---	(0.1553)%
Net Investment Income	0.550%	1.500%	2.380%
Scenario 1 –Incentive Fee on Income
Pre-incentive fee net investment income does not exceed the Hurdle Rate; therefore, there is no catch-up or split incentive fee on pre-incentive fee net investment income.
Scenario 2 –Incentive Fee on Income
Pre-incentive fee net investment income falls between the Hurdle Rate and the catch-up of 1.765%; therefore, the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the Hurdle Rate.
Scenario 3 –Incentive Fee on Income
Pre-incentive fee net investment income exceeds the Hurdle Rate and the 1.765% catch-up provision. Therefore, the catch-up provision is fully satisfied by the 0.265% of pre-incentive fee net investment income above the Hurdle Rate and there is a 15% incentive fee on pre-incentive fee net investment income above the 1.765% “catch-up.” This provides a 0.420% incentive fee, which represents 15% of pre-incentive fee net investment income.
Example #2 –Incentive Fee on pre-incentive fee net investment income for each calendar quarter with an 8.00% Hurdle Rate

Scenarios expressed as a percentage of average net assets	Scenario 1	Scenario 2	Scenario 3
Pre-incentive fee net investment income	0.550%	1.750%	2.800%
•Catch-up incentive fee (maximum of 0.351%)	---	---	(0.351)%
•Split incentive fee (15% above 2.353%)	---	---	(0.067)%
Net Investment Income	0.550%	1.750%	2.382%
Scenario 1 –Incentive Fee on Income
Pre-incentive fee net investment income does not exceed the Hurdle Rate; therefore, there is no catch-up or split incentive fee on pre-incentive fee net investment income.
Scenario 2 –Incentive Fee on Income
Pre-incentive fee net investment income does not exceed the Hurdle Rate; therefore, there is no catch-up or split incentive fee on pre-incentive fee net investment income.
Scenario 3 –Incentive Fee on Income
Pre-incentive fee net investment income exceeds the Hurdle Rate and the 2.353% catch-up provision. Therefore, the catch-up provision is fully satisfied by the 0.351% of pre-incentive fee net investment income above the Hurdle Rate and there is a 15% incentive fee on pre-incentive fee net investment income above the 2.353% “catch-up.” This provides a 0.42% incentive fee, which represents 15% of pre-incentive fee net investment income.

Class A Shares - Initial Sales Charge
The offering price for Class A shares is the NAV next calculated after receipt of an investor’s order in proper form by the Fund or its servicing agent, plus any applicable initial sales charge as shown in the table below. The right-hand column in the table indicates what portion of the sales charge is paid to financial professionals and their brokerage firms (“dealers”) for selling Class A shares.
Note: Because of rounding in the calculation of the offering price, the actual maximum front-end sales charge paid by an investor may be higher or lower than the percentages noted.

	Class A Sales Charge as % of:		Dealer Allowance
Amount of Purchase	Offering Price	Amount Invested	as % of Offering Price
Less than $100,000	5.75%	6.10%	5.00%
$100,000 but less than $250,000	4.75%	4.99%	4.00%
$250,000 but less than $500,000	3.75%	3.90%	3.00%
$500,000 but less than $1 million	2.50%	2.56%	2.00%
$1 million or more	0.00%	0.00%	0.00%*
* The Distributor may pay authorized dealers commissions on purchases of Class A shares over $1,000,000 calculated as follows: 1.00% on purchases between $1,000,000 and $4,999,999.99; 0.50% on purchases between $5,000,000 and $49,999,999.99; and 0.25% on purchases of $50,000,000 or more. The commission rate is determined based on the cumulative investments over the life of the account.
Initial Sales Charge Waivers
Class A shares may be purchased without a sales charge or at a reduced sales charge. The availability of certain sales charge waivers and reductions will depend on whether you purchase your shares directly from the Fund or through a financial intermediary. Intermediaries may have different policies and procedures regarding the availability of initial (front-end) sales charge waivers or reductions. Such intermediary-specific sales charge variations are described in the Appendix to this prospectus entitled "Intermediary-Specific Sales Charge Waivers and Reductions." If you purchase Fund shares through an intermediary listed on the Appendix, you will be eligible to the receive only the intermediary's applicable waivers and reductions. If you purchase Fund shares directly from the Fund or through an intermediary not listed on the Appendix, you will be eligible to receive only the following initial sales charge waivers and reductions. In all instances, it is your responsibility to notify the Fund or your financial intermediary at the time of purchase of any relationship or other facts qualifying you for sales charge waivers or reductions.
Waiver For Purchases of Fund Shares From the Fund or Through Intermediaries Not Listed on the Appendix
•No initial sales charge will apply to purchases of Fund shares if the purchase is of sufficient size as disclosed in the preceding “Class A Sales Charges” table.
•You may reinvest the Class A Share redemption proceeds without a sales charge within 90 days of the redemption, if you previously paid a sales charge.
•The Fund’s Class A Shares may be purchased without an initial sales charge by the following individuals, groups, and/or entities:
•current and former Trustees of Principal Private Credit Fund, member companies of Principal®, and their active or retired employees, officers, directors, brokers, or agents (for the life of the account). This also includes their immediate family members (spouse, domestic partner, children (regardless of age and including in-laws), and parents, including in-laws) and trusts created by or primarily for the benefit of these individuals;
•any employee or registered representative (and their immediate family members and employees) of an authorized broker-dealer or company that makes available shares of the Fund;
•any investor who buys Class A shares through financial intermediaries, such as a bank, broker-dealer, or other financial institution, and that does not accept or charge the initial sales charge;
•financial intermediaries who offer shares to self-directed investment brokerage accounts; and
•retirement plans or benefit plans, or participants in such plans, where the plan’s investments in the Fund are part of an omnibus account. For clarification, such plans do not include individual retirement arrangements under IRC Section 408, such as Simplified Employee Pensions (SEP), SIMPLE IRAs or other IRAs.
Reductions for Purchases of Fund Shares From the Fund or Through Intermediaries Not Listed on the Appendix
The sales charge varies with the size of your purchase. Purchases made by you, your spouse or domestic partner, your children (including children of your spouse or domestic partner) age 25 or under, and/or a trust created by or primarily for the benefit of such persons (together “a Qualified Purchaser”) will be combined along with the value of existing Fund Class A Shares owned by such persons, to determine the applicable sales charge. If the total amount being invested is near a sales charge breakpoint, you should consider increasing the amount invested to take advantage of a lower sales charge.

EXCHANGING FUND SHARES
A shareholder may exchange shares of one class of the Fund directly for shares of another class of the Fund (an “Intra-Fund Exchange”), subject to the terms and conditions described below. A shareholder requesting an Intra-Fund Exchange must meet the eligibility requirements of the class into which such shareholder seeks to exchange. Additional information regarding the eligibility requirements of each share class is described under “Eligibility and Minimum Investment” above.
In addition, financial intermediaries may, in connection with a change in a client’s account type, at the direction of a client, or otherwise in accordance with a financial intermediary’s policies and procedures, direct the Fund on behalf of the intermediary’s clients to effect an Intra-Fund Exchange. The Fund will effect an Intra-Fund Exchange at the direction of a financial intermediary without making inquiry as to whether the exchange is consistent with the particular intermediary’s policies and procedures or the client’s account type and/or suitability criteria. An investor should contact his or her financial intermediary to learn more about the details of this exchange feature and whether and under what circumstances it may apply in accordance with the investor’s arrangements with the particular intermediary.
Shares of one class of the Fund will be exchanged for shares of a different class of the Fund on the basis of their respective NAVs. Intra-Fund exchanges will not be subject to a sales charge. Ongoing fees and expenses incurred by a given share class may differ from those of other share classes, and a shareholder receiving new shares in an Intra-Fund Exchange may be subject to higher or lower total expenses following such exchange. See “Summary of Fund Expenses” above. While an Intra-Fund Exchange may not be considered a taxable event for income tax purposes, you should consult with your tax advisor regarding possible federal, state, local and foreign tax consequences.
PERIODIC REPURCHASE OFFERS
The Fund is a closed-end “interval fund” and, to provide liquidity and the ability to receive NAV per share on a disposition of at least a portion of your Shares, has adopted a fundamental policy requiring the Fund to offer to repurchase at least 5% and not more than 25% of its Shares at NAV per share on a regular quarterly schedule. Repurchase offers of more than 5% are made solely at the discretion of the Fund’s Board of Trustees, and investors should not rely on any expectation of repurchase offers being made in excess of 5%.
No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.
Repurchase Dates
The Fund will make quarterly repurchase offers every three months, in the following months: March, June, September, and December.
Repurchase Request Deadline
The Repurchase Request Deadline is the latest date on which Shareholders wishing to tender Shares for repurchase in response to a repurchase offer can tender their Shares. When a repurchase offer commences, at least 21 days before the Repurchase Request Deadline, the Fund will send written notice to each record Shareholder setting forth, among other things:
•The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.
•The latest date on which Shareholders can tender their Shares in response to a repurchase offer.
•The date that will be used to determine the Fund’s NAV per share applicable to the repurchase offer (the “Repurchase Pricing Date”).
•The date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.
•The NAV per share of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV per share.
•The procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.
•The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included with a Shareholder report or other Fund document. If you invest in the Fund through a financial intermediary, the notice will be provided to you by your financial intermediary. This notice will also be posted on the Fund’s website at principalam.com/interval.
The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in complete and proper form by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form before the Repurchase Request Deadline.
Determination of Repurchase Price and Payment for Shares
The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date (the “Repurchase Payment Deadline”). The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV per share is discussed under “Determination of Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV per share by calling 1-800-222-5852. You may also obtain the current NAV per share at principalam.com/interval.
The Fund does not currently charge a repurchase fee. The Fund may introduce or modify the amount of a repurchase fee in the future.
Suspension or Postponement of Repurchase Offers
The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.
The Fund may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under Subchapter M of the Code; (ii) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund. The Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.
Oversubscribed Repurchase Offers
There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. The Trustees, however, set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund. If a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis. The Fund, however, may accept all shares tendered for repurchase by any person who owns beneficially or of record an aggregate of less than 100 Shares and who tenders all of that person’s Shares, before prorating other amounts tendered, provided that (a) this priority is not available to partial tenders or to beneficial or record holders of 100 or more Shares in the aggregate, even if these holders have separate accounts or certificates representing fewer than 100 Shares, and (b) to qualify for this priority, the Shareholder must tender all Shares owned in accordance with the procedures described in the applicable repurchase offer. The Fund does not currently expect to offer to repurchase additional Shares in the event a repurchase offer is oversubscribed.
If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.
There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Consequences of Repurchase Offers
From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or which mature by the Repurchase Payment Deadline. Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than it otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.
The Fund anticipates that in the ordinary course it will hold liquid securities, and it is permitted to borrow up to the maximum extent permitted under the 1940 Act to purchase investments to satisfy the obligation to maintain “liquid assets”, or to meet repurchase requests. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to avoid borrowing to meet repurchase obligations. Repurchase of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, to the extent the Fund sells portfolio holdings to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer. For a discussion of these tax consequences, see “TAX CONSIDERATIONS."
DETERMINATION OF NET ASSET VALUE
The share price of the Fund is calculated each day the New York Stock Exchange (“NYSE”) is open (share prices are not calculated on the days on which the NYSE is closed for trading, generally New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday/ Presidents’ Day, Good Friday, Memorial Day, Juneteenth, Independence Day, Labor Day, Thanksgiving Day, and Christmas). The share price is determined as of the close of business of the NYSE (normally 3:00 p.m. Central Time). When an order to buy shares is received, the share price used to fill the order is the next price we calculate after we receive the order (in proper form). To process your transaction purchase on the day we receive it, we must receive the order, with complete information:
•on a day that the NYSE is open and
•before the close of trading on the NYSE (normally 3:00 p.m. Central Time).
Purchase orders received after the close of the NYSE or on days that the NYSE is not open will be processed on the next day that the NYSE is open for normal trading. The Fund will not treat an intraday unscheduled disruption in NYSE trading as a closure of the NYSE and will price its shares as of 3:00 p.m. Central Time, if the particular disruption directly affects only the NYSE.
The Fund's share price is calculated by dividing the total Fund assets, less all liabilities, by the total number of outstanding Shares.
If market quotations are not readily available for an investment owned by a Fund, its fair value is determined using a policy approved by the Board. The Fund expects that it will hold a high proportion of Level 3 investments relative to its total investments. The inputs to the valuation methodology of Level 3 investments are unobservable and significant to the overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category generally include investments in privately held entities.

PGI has engaged an independent valuation firm to fair value certain of the Fund’s Level 3 investments daily. A retained independent valuation firm will have expertise in complex valuations associated with alternative investments and utilize a variety of techniques to calculate an investment’s valuation. The valuation approach may vary by investment but may include comparable public market valuations, comparable transaction valuations and discounted cash flow analyses. All factors that might materially impact the value of an investment (e.g., operating results, financial condition, achievement of milestones, economic and/or market events and recent sales prices) may be considered. The factors and methodologies used for the valuation of such investments are not necessarily an indication of the risks associated with investing in those investments nor can it be assured that the Fund can realize the fair value assigned to an investment if it were to sell the investment. Because such valuations are inherently uncertain, they often reflect only periodic information received by PGI about such companies’ financial condition and/or business operations, which may be on a lagged basis and therefore fluctuate over time and can be based on estimates. Determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these investments existed.
Investments in the joint venture will be valued, on at least a monthly basis, at the net asset value provided to the Fund by the administrator of the joint venture (the “practical expedient”), subject to appropriate investment and operational due diligence review. In circumstances where the Fund’s valuation date is in between a date in which the joint venture reports its net asset value, the Fund shall consider whether an adjustment to the most recent net asset value per share is necessary, taking into account the last reported net asset value of the joint venture using the practical expedient and adjusting, to the extent not then part of the valuation methodology then employed. Adjustments may be made for, among other things, material events on private securities held by the joint ventures of which the Fund’s investment advisor, PGI, is aware. In circumstances where the joint venture’s net asset value is suspended, or the Fund believes that the net asset value is not representative of fair value based on the information that it has obtained through its investment and operational due diligence reviews and ongoing monitoring of the joint venture, an alternative valuation methodology, approved by the Fund’s Valuation Committee, may be utilized.
DISTRIBUTIONS AND DISTRIBUTION REINVESTMENT POLICIES
Distribution Policy
The Fund intends to distribute most or all of its net earnings and realized gains, if any, in the form of dividends from net investment income (“dividends”) and distributions of net realized capital gains (“capital gain distributions,” and together with dividends, “distributions”). The Fund intends to declare and distribute dividends to Shareholders of record on at least a quarterly basis. A portion of the Fund’s distribution may consist of a return of capital (i.e. from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Net realized capital gain distributions, if any, are usually declared and paid in December for the prior twelve-month period ending October 31. The Fund does not have a fixed distribution rate nor does it guarantee that it will pay any distributions in any particular period. If deemed necessary by the Board and management to comply with regulatory requirements or if in the best interest of shareholders, dividend and capital distributions may be paid at other times during the year.
Distribution Options
When completing your application, you may select one of the following options for distributions. Notify the Fund of a change in your distribution option at least 10 days before the record date of the distribution.
•Full Reinvestment. Distributions from the Fund will be reinvested in additional Shares of the same class of the Fund. This option will be selected automatically unless one of the other options is specified.
•Part Cash and Part Reinvestment. You may request to have part of your distributions paid in cash and part of your distributions reinvested in additional Shares of the same class of the Fund.
•All Cash. Distributions will be paid in cash. You may choose to send your distributions directly to your bank account or request to have a check sent to you.
The Fund reserves the right to automatically reinvest any distributions into your account that are less than $10. Distributions paid in Shares will be credited to your account at the next determined NAV per share.
The Board reserves the right to change the distribution policy from time to time.

Distribution Reinvestment Policy
The Fund has a distribution reinvestment policy administered by Principal Shareholder Services, Inc. Pursuant to the policy, a Shareholder who elects to have distributions reinvested in whole or in part in additional Shares of the Fund or who do not specify a distribution option will have his or her pro rata portion of the Fund’s income dividends or capital gains or other distributions (each, a “distribution” and collectively, “distributions”), net of any applicable U.S. withholding tax, reinvested in Shares of the Fund. Under the distribution reinvestment policy, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares as described below.
When the Fund declares a distribution, the transfer agent, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury Shares. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s NAV per share.
The transfer agent will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The transfer agent will hold Shares in the account of each Shareholder in non-certificated form in the name of the Shareholder, and each Shareholder’s proxy, if any, will include Shares purchased pursuant to the distribution reinvestment policy. A proxy solicitor will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the distribution reinvestment policy, the transfer agent will administer the distribution reinvestment policy on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the distribution reinvestment policy. Shareholders whose Shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such Shareholders may not be able to transfer their Shares to another bank or broker and continue to participate in the distribution reinvestment policy.
Neither the transfer agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the distribution reinvestment policy, nor shall they have any duties, responsibilities, or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of distributions will not relieve participants of any federal, state, or local income tax that may be payable (or required to be withheld) on such distributions. See “Tax Considerations.”
The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.
All correspondence concerning the distribution reinvestment policy should be sent to:
Principal Private Credit Fund
P.O. Box 219971
Kansas City, MO 64121-9971
DESCRIPTION OF THE SHARES
Description of Capital Structure and Shares
The following is a brief description of the capital structure of the Fund. This description is not complete and is subject to and qualified in its entirety by reference to the Declaration and the Fund’s By-Laws (the “By-Laws”). The Declaration and By-Laws are each exhibits to the registration statement of which this Prospectus is a part.
The Fund is a statutory trust established under the laws of the State of Delaware. The Declaration provides that the Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Declaration authorizes the division of the beneficial interest in each Class into Shares without limitation as to number, with or without par value. The Fund currently offers three share classes: A, Institutional, and Y.
Shareholders will be entitled to the payment of distributions when, as, and if declared by the Board. All Shares have equal rights to the payment of distributions and the distribution of assets upon liquidation. Shares will, when issued, be fully paid and non-assessable by the Trust and will have no pre-emptive or conversion rights or rights to cumulative voting.

Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities, and refunding agreements as they deem necessary for their protection, the Board may distribute the remaining assets of the Fund pro rata among the holders of the Shares.
The Board may classify or reclassify any issued or unissued shares of the Fund into shares of any class by redesignating such shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion, or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the Declaration and the 1940 Act.
The Declaration provides for indemnification out of Fund property against liability and against all expenses reasonably incurred or paid by any Shareholder in connection with any claim, action, suit, or proceeding in which such Shareholder becomes involved as a party or otherwise by virtue of Shareholder being or having been a Shareholder in the Fund.
The Fund does not intend to hold annual meetings of Shareholders unless required by law. If the Fund does hold a meeting of Shareholders, each whole Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share shall be entitled to a proportionate fractional vote.
The following table shows the amounts of Shares of the Fund that were authorized and outstanding as of June 30, 2026.

Share Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding Excluding Amount Shown Under Column 3
A	Unlimited	—	1,157
Institutional	Unlimited	—	303,540
Y	Unlimited	—	12,356,356
Anti-Takeover and Other Provisions in the Declaration of Trust
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office, with or without cause, by a written instrument signed by a majority of the Trustees or by a vote of shareholders owning at least two‑thirds of the outstanding shares of the Fund. The Declaration of Trust contains inhibiting provisions that would operate with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale, or transfer of substantially all of the Fund’s asset, or liquidation.
The Fund’s Declaration of Trust states that no shareholder of a share class may bring a derivative action with respect to such class unless holders of at least ten percent of the outstanding shares of that class join in the bringing of such action. The Declaration of Trust also generally requires that such shareholders first make a pre‑suit demand and undertake to reimburse the Trust for the expense of any counsel or advisors used when considering the merits of the demand in case the Board determines not to bring such action. Following receipt of the demand, the Board must be afforded a reasonable amount of time to investigate and consider the demand. In each case, these requirements do not apply to shareholder derivative claims arising under the federal securities laws to the extent that any such federal securities laws, rules, or regulations do not permit such application.
Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

TAX CONSIDERATIONS
The Fund has elected and intends to qualify and be eligible to be treated each year as a regulated investment company (a “RIC”) under the Code. As a RIC, the Fund will not be subject to U.S. federal income tax on its taxable income and gains that it timely distributes to shareholders in accordance with the requirements of the Code. The Fund intends to use its best efforts to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts. To the extent the Fund is subject to an excise tax, it will reduce the returns to the Fund. As noted above, distributions are taxable whether shareholders receive them in cash or reinvest them in additional shares. The Fund must satisfy certain diversification tests under the Code to qualify as a RIC.
The Fund must also invest in assets which produce types of income specified in the Code (Qualifying Income) to retain its RIC status. To help ensure the Fund meets the Qualifying Income requirements, the Fund may form one or more wholly owned subsidiaries in one or more jurisdictions, each of which would be treated as a corporation for U.S. federal income tax purposes. The Fund, for tax purposes, would limit its investments in subsidiaries to no more than 25% of the value of its total assets. A domestic subsidiary of the Fund generally will be subject to U.S. federal and any applicable state income tax at regular corporate rates on its taxable income, which taxes (and any other taxes borne by subsidiaries) would adversely affect the returns from investments held through the subsidiaries.
If the Fund were to fail to qualify and be eligible to be treated as a RIC, the Fund would be subject to corporate-level taxation, thereby reducing the return on a shareholder’s investment. In addition, the Fund could be required to recognize unrealized gains, pay taxes, and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
It is a policy of the Fund to make distributions of substantially all of its investment income and any net realized capital gains. Shareholders are responsible for federal income tax (and any other taxes, including state and local income taxes, if applicable) on dividends and capital gains distributions whether such dividends or distributions are paid in cash or care reinvested in additional shares. Special tax rules apply to distributions from IRAs and other retirement accounts. You should consult a tax advisor to determine the suitability of the Fund as an investment by such a plan and the tax treatment of Fund distributions.
Generally, dividends paid by the Fund from interest, dividends, or net short-term capital gains will be taxed as ordinary income. Distributions properly designated by the Fund as deriving from net gains on securities held for more than one year are taxable as such (generally at a 15% tax rate for individuals and taxable trusts, some individuals and taxable trusts will be subject to a 20% tax rate), regardless of how long you have held your shares. Distributions of investment income properly designated by the Fund as derived from “qualified dividend income” will be taxed at the rates applicable to long-term capital gains. Some high-income individuals and taxable trusts will be subject to a Medicare 3.8% tax on unearned net investment income.
A return of capital is a non-dividend distribution that is not paid out of the earnings and profits of the Fund. A return of capital distribution is generally not taxed until your investment in the Fund has been recovered. A return of capital reduces your cost basis in the Fund which may increase your tax liability upon the sale of your Fund shares or upon subsequent distributions in respect of your investment in the Fund.
Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with original issue discount (“OID”), may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% distribution requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the distribution requirements described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities, or forgo new investment opportunities for this purpose.
There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID, or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify and maintain its qualification to be subject to tax as a RIC and to minimize the risk that it becomes subject to U.S. federal income or excise tax.

Because of tax law requirements, you must provide the Fund with an accurate and certified taxpayer identification number (for individuals, generally a Social Security number) to avoid “back-up” withholding, which is imposed at a rate of 24%. The Fund is required in certain cases to withhold and remit to the U.S. Treasury 24% of ordinary income dividends and capital gain dividends, and the proceeds of redemption of shares, paid to any shareholder who: has provided either an incorrect tax identification number or no number at all; is subject to backup withholding by the Internal Revenue Service for failure to report the receipt of interest or dividend income properly; or has failed to certify to the Fund that it is not subject to backup withholding or that it is a corporation or other "exempt recipient."
Non-U.S. investors should be aware that certain distributions (including distributions in respect of repurchases) from the Fund may be subject to U.S. federal withholding tax at a 30% rate. Distributions by the Fund to each non-U.S. investor as capital gain dividends, short-term capital gain dividends, and/or U.S. interest-related dividends, each as defined in the Code and subject to certain conditions, generally are not subject to withholding of U.S. federal income tax. Distributions by the Fund, however, to each non-U.S. investor of investment company taxable income, other than capital gain dividends, short-term capital gain dividends and U.S. interest-related dividends (including any cash distributions from the Fund that are reinvested pursuant to the Fund’s distribution reinvestment plan, to the extent such distributions are paid from current and accumulated earnings and profits), are generally subject to such 30% withholding tax. Because of any such withholding, the investment returns to the non-U.S. investors may be reduced. Prospective non-U.S. investors are urged to consult their tax advisors regarding any such potential U.S. tax withholding and its effect on their investments in the Fund.
A shareholder recognizes gain or loss on the sale or redemption of shares of the Fund in an amount equal to the difference between the proceeds of the sales or redemption and the shareholder's adjusted tax basis in the shares. Under section 302 of the Code, the Fund’s repurchase of a shareholder’s shares generally will be treated as an exchange, and thus eligible for capital gain treatment, if it (1) results in a “complete termination” of the shareholder’s interest in the Fund, (2) results in a “substantially disproportionate” redemption (the functional equivalent of a repurchase) with respect to shareholder, or (3) is “not essentially equivalent to a dividend.” For these purposes, (a) a “substantially disproportionate” redemption is one that reduces the shareholder’s percentage interest in the Fund’s voting shares by more than 20%, and after which he or she owns a less-than-50% voting interest in the Fund, and (b) a repurchase is “not essentially equivalent to a dividend” if it results in a “meaningful reduction” of a Shareholder’s percentage interest in the Fund. Whether a reduction is “meaningful” depends on the particular facts and circumstances. The Fund cannot predict whether or the extent to which any repurchase offer will be oversubscribed. If any such offer is oversubscribed, proration of tenders pursuant thereto will cause the Fund to accept fewer shares than are tendered. Therefore, a Shareholder can be given no assurance that a sufficient number of his or her shares will be purchased pursuant to any such offer to ensure that that purchase will be treated as an exchange. If a payment by the Fund to a shareholder is not treated as in exchange for the repurchased shares, it may be treated as a distribution under the Code. That distribution will be treated as a dividend to the extent it is made out of the Fund’s earnings and profits and will be fully taxable as ordinary income or qualified dividend income without regard to the shareholder’s adjusted basis in his or her shares. Treatment as a dividend may subject non-U.S. investors to U.S. federal withholding as further described in this “TAX CONSIDERATIONS” section. To the extent the distribution is not made out of the Fund’s earnings and profits, it will reduce the shareholder’s adjusted tax basis in his or her shares (which would result in a higher tax liability when the shares are sold, even if they had not increased in value, or, in fact, had lost value), and then, after that basis is reduced to zero, as realized capital gain.
All or a portion of any loss so recognized on a sale or redemption may be disallowed if the shareholder purchases other shares of the Fund within 30 days before or after the sale or redemption. In general, any gain or loss arising from (or treated as arising from) the sale or redemption of shares of the Fund is considered capital gain or loss (long-term capital gain or loss if the shares were held for longer than one year). However, any capital loss arising from the sales or redemption of shares held for six months or less is disallowed and is treated as a long-term capital loss to the extent of the amount of capital gain dividends received on such shares. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a non-corporate taxpayer, $3,000 of ordinary income under current rules.
If a shareholder incurs a sales charge in acquiring shares of the Fund, disposes of such shares less than 91 days after they are acquired, and subsequently acquires shares of the Fund or another fund at a reduced sales charge pursuant to a right to reinvest at such reduced sales charge acquired in connection with the acquisition of the shares disposed of, then the sales charge on the shares disposed of (to the extent of the reduction in the sales charge on the shares subsequently acquired) shall not be taken into account in determining gain or loss on the shares disposed of but shall be treated as incurred on the acquisition of the shares subsequently acquired.

Any gain resulting from the redemption of your shares will generally also be subject to tax. You will need to select a cost basis method to be used to calculate your reported gains and losses prior to or at the time of any redemption or exchange. If you do not select a method, the Fund's default method of average cost will be applied to the transactions. The cost basis method used on your account could significantly affect your taxes due and should be carefully considered. You should consult your tax advisor for more information on your own tax situation, including possible foreign, state, and local taxes.
Investments by the Fund in certain derivatives may cause the Fund to recognize taxable income in excess of the cash generated by such instruments. As a result, the Fund could be required at times to liquidate other investments to satisfy its distribution requirements under the Code. The Fund’s use of derivatives will also affect the amount, timing, and character of the Fund’s distributions.
Early in each calendar year, the Fund will notify you of the amount and tax status of distributions paid to you for the preceding year.
A dividend or distribution made after the purchase of shares of the Fund by a shareholder, although in effect a return of capital to that shareholder, would be taxable to that shareholder as described above, subject to a holding period requirement for dividends designated as qualified dividend income.
The information contained in this prospectus is not a complete description of the federal, state, local, or foreign tax consequences of investing in the Fund. You should consult your tax advisor before investing in the Fund.
REPORTS TO SHAREHOLDERS
The Fund sends out periodic investment reports, including annual audited financial statements, to all investors. To reduce duplicative mail and fees and expenses of the Fund, the Fund may, in accordance with applicable law, send a single copy of the Fund’s Prospectus and shareholder reports to your household even if more than one family member in your household owns shares of the Fund. Additional copies of the Prospectus and shareholder reports may be obtained by calling 1-800-222-5852. If you do not want to consolidate your Fund mailings and would prefer to receive separate mailings at any time in the future, please call the number above and the Fund will furnish separate mailings, in accordance with instructions, within 30 days of your request.
FUND ACCOUNT INFORMATION
Statements
Generally, each time you transact shares in the Fund, you will receive confirmation of the trade shortly thereafter. Certain types of transactions, however, are only included on your quarterly statement. These include:
•reinvested dividends and/or capital gains,
•purchases and redemptions under automated investment, withdrawal, or exchange plans, and
•purchases into certain individual retirement plan accounts or accounts established through a payroll deduction plan.
ADDITIONAL INFORMATION
A Registration Statement on Form N-2, including any amendments thereto (the “Registration Statement”), relating to the Fund, has been filed by the Fund with the SEC. The Prospectus and the SAI are parts of, but do not contain all of the information set forth in, the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and its Shares, reference is made to the Fund’s Registration Statement. Statements contained in the Prospectus and the SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

How to Contact Us
Mailing Addresses:

Regular Mail	Overnight Mail
Principal Private Credit Fund	Principal Private Credit Fund
P.O. Box 219971	801 Pennsylvania Ave., Ste 219971
Kansas City, MO 64121-9971	Kansas City, MO 64105-1307
You may speak with a Client Relations Specialist by calling 1-800-222-5852, between 8:00 a.m. and 5:00 p.m. Central Time on any day that the NYSE is open.
To obtain Automated Clearing House (“ACH”) or wire instructions, please contact a Client Relations Specialist.
For additional information about Principal Funds, Inc., go to www.PrincipalAM.com/IntervalProspectuses.

APPENDIX A - INTERMEDIARY-SPECIFIC SALES CHARGE WAIVERS AND REDUCTIONS
Certain intermediaries have different policies and procedures regarding the availability of sales charge waivers and reductions, which are discussed below. In all instances, it is the purchaser’s responsibility to notify the Fund or the purchaser’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or reductions. In order to receive a waiver or reduction offered by one intermediary or the Fund, the purchaser must purchase Fund shares from the Fund or intermediary offering the waiver or reduction. Please see the section of the prospectus entitled “PURCHASING FUND SHARES” for more information on sales charges and waivers available for different classes.
Currently, the following intermediaries have implemented a schedule of sales charge waivers and reductions, as described below;
Not applicable at this time.
A-1

PRINCIPAL PRIVATE CREDIT FUND
Statement of Additional Information
Dated August 1, 2026

Share Class	Ticker
Class A	PPACX
Institutional Class	PPAIX
Class Y	PPAYX
Principal Private Credit Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest (the “Shares”). The Fund is operated as an interval fund. The Fund currently offers three classes of Shares: A, Institutional and Y.
This Statement of Additional Information (“SAI”) is not a prospectus but should be read in conjunction with the Prospectus dated August 1, 2026, as supplemented from time to time. This SAI does not include all information that a prospective investor should consider before purchasing Shares, and investors should obtain and read the Prospectus prior to purchasing such Shares. A copy of the Prospectus may be obtained without charge by calling 1-800-222-5852 or by writing Principal Private Credit Fund, P.O. Box 219971, Kansas City, MO 64121-9971, or you may access the Prospectus on the Fund’s website at www.PrincipalAM.com/IntervalProspectuses. Capitalized terms in this SAI have the same meaning as in the Prospectus, unless otherwise defined.

GENERAL INFORMATION AND HISTORY
The Fund is a non-diversified closed-end management investment company that is operated as an interval fund. The Fund has no operating history.
The Fund is part of a “Fund Complex,” which is comprised of the Fund and the following registered management investment companies: Principal Funds, Inc., Principal Variable Contracts Funds, Inc., Principal Exchange Traded Funds, and Principal Real Asset Fund.
PGI may recommend to the Board of Trustees, and the Board may elect, to close the Fund to new and/or existing investors, to close certain share classes to new and/or existing investors, or to liquidate the Fund.
ADDITIONAL INVESTMENT POLICIES AND RESTRICTIONS
The investment objective and principal investment strategies and risks of the Fund, as well certain non-principal strategies and risks, are set forth in the Prospectus under “INVESTMENT STRATEGIES AND RISKS." Certain additional investment information is set forth below. Except as described below as "Fundamental Policies," the investment strategies described in this SAI and the Prospectus are not fundamental and may be changed without shareholder approval.
Unless otherwise indicated, the restrictions apply at the time transactions are entered into. Accordingly, any later increase or decrease beyond the specified limitation, resulting from market fluctuations or in a rating by a rating service, does not require elimination of any security from the portfolio.
Fundamental Policies
The Fund’s stated fundamental policies may be changed only by the affirmative vote of a majority of the outstanding Shares of the Fund, except as permitted by the Investment Company Act of 1940 (the "1940 Act") or other governing statute and the rules thereunder, the SEC, or other regulatory agency with authority over the Fund. For the purposes of this SAI, “majority of the outstanding Shares of the Fund” means the vote, at an annual or special meeting of shareholders duly called, of (a) 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding Shares of the Fund, whichever is less. As fundamental policies, the Fund:
1)may not issue senior securities, except to the extent permitted by applicable law, including but not limited to the 1940 Act.
2)may not engage in short sales, purchases on margin, or the writing of put and call options, except to the extent permitted by applicable law, including but not limited to the 1940 Act.
3)may not purchase or sell commodities, except to the extent permitted by applicable law, including but not limited to the 1940 Act.
4)may not purchase, hold, or deal in real estate or real estate mortgages, except to the extent permitted by applicable law, including but not limited to the 1940 Act. For purposes of this restriction, "real estate" does not include securities of companies which deal in real estate or mortgages or investments secured by real estate or interests therein, and the Fund reserves freedom of action to hold and to sell real estate acquired as a result of the Fund’s ownership of securities.
5)may not borrow money, except to the extent permitted by applicable law, including but not limited to the 1940 Act.
6)may not make loans, except to the extent permitted by applicable law, including but not limited to the 1940 Act.
7)has elected to be non-diversified.
8)may not concentrate, as that term is used in the 1940 Act, as amended, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time, its investments in a particular industry or group of industries.
9)may not underwrite securities of other issuers, except to the extent permitted by applicable law, including but not limited to the 1940 Act, including insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.
3

Fundamental Repurchase Policies
The Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% and not more than 25% of its Shares at a price equal to net asset value per Share, unless suspended or postponed in accordance with regulatory requirements, and that each quarterly repurchase pricing shall occur on the Repurchase Pricing Date (as defined in the Prospectus), all in accordance with the requirements set forth in Rule 23c-3(b)(2)(i). Specifically:
•The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.
•The Fund will repurchase Shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than twenty-one (21) and no more than forty-two (42) days after the Fund sends notification to Shareholders of the repurchase offer.
•There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value applicable to the repurchase offer is determined (the “Repurchase Pricing Date”).
Non-Fundamental Policy - Rule 35d-1 under the 1940 Act
The Fund has adopted the non-fundamental policy pursuant to SEC Rule 35d-1 to invest, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in the type of investments, industry or geographic region (as described in the Prospectus) as suggested by the Fund’s name.
This 80% policy may be changed only if approved by a vote of a majority of the Fund’s outstanding voting securities, unless the following conditions are satisfied: (i) the Fund conducts a repurchase offer to allow shareholders to redeem shares in advance of any change in such policy; (ii) the Fund provides its shareholders with at least sixty (60) days’ prior notice of any change in such policy in advance of the repurchase offer; (ii) the repurchase offer is not oversubscribed; and (iv) in the event of a repurchase offer, the Fund repurchases the shares at their net asset value.
For purposes of testing this 80% requirement:
•Derivatives instruments used by the Fund may be counted toward the Fund’s 80% investment policy to the extent they provide investment exposure to investments included within that policy or to one or more of the market risk factors associated with investments included in that policy.
•The Fund will value each derivative instrument using the instrument's notional amount (which must be converted to 10-year bond equivalents for interest rate derivatives and delta adjusted for options contracts) and must value each physical short position using the value of the asset sold short.
•The value of certain derivative investments and investments in private funds for purposes of the 80% test may include cash and/or cash equivalents to the extent used to cover the Fund’s exposure or commitment to such investments.
•To the extent permitted by its principal investment strategy, the Fund may seek to obtain exposure to investments consistent with the investment focus that the Fund’s name suggests, through a variety of investment vehicles, where the identity of those underlying portfolio instruments can be reasonably determined or where the investment vehicle has an investment policy to invest in investments consistent with the investment focus that the Fund’s name suggests. In such cases, the Fund may look through to the underlying holdings of the investment vehicles in which the Fund invests or may include the entire value of the Fund’s investment in investment vehicles without looking through to the holdings of such investment vehicles.
Environmental, Social, and Governance Factors in the Selection of Portfolio Securities
The portfolio managers of the Fund consider one or more environmental, social, and/or governance (“ESG”) factors along with other, non-ESG factors in making investment decisions. The consideration of ESG factors is intended to further the stated objective of the Fund. These ESG factors are generally no more significant than other factors in the investment selection process, such that ESG factors may not be determinative in deciding to include or exclude any particular investment in the portfolio. By way of example, environmental factors can include one or more of the following: climate change, natural resources, pollution and waste, and environmental opportunities. Social factors can include one or more of the following: human capital, product liability, stakeholder opposition, and social opportunities. Governance factors can include corporate governance and/or corporate behavior. Integration of ESG factors is qualitative and subjective by nature. There is no guarantee that the criteria used, or judgment exercised, will reflect the beliefs or values of any particular investor. Further, there is no assurance that any strategy or integration of ESG factors will be successful or profitable.
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Portfolio Turnover
Portfolio turnover is a measure of how frequently a portfolio's securities are bought and sold. It is not possible to predict future turnover rates with accuracy. Many variable factors are outside the control of a portfolio manager. Each portfolio manager considers the economic effects of portfolio turnover but generally does not treat the portfolio turnover rate as a limiting factor in making investment decisions.
During the most recent fiscal year, the Fund's annualized portfolio turnover rate was 19.9% of the average value of its portfolio. For the period from June 3, 2024 through March 31, 2025, the Fund's portfolio turnover rate was 15.3% of the average value of its portfolio.
MANAGEMENT OF THE FUND
Leadership Structure and Board of Trustees
The Fund’s Board has overall responsibility for overseeing the Fund’s operations in accordance with the 1940 Act, other applicable laws, and the Fund’s Agreement and Declaration of Trust. Board Members who are affiliated persons of any investment advisor, the principal distributor, or the principal underwriter of the Fund Complex are considered “interested persons” of the Fund (as defined in the 1940 Act) and are referred to in this SAI as "Interested Board Members." Board Members who are not Interested Board Members are referred to as "Independent Board Members."
Each Board Member generally serves until the next annual meeting of stockholders or until such Board Member’s earlier death, resignation, or removal. The Board elects officers to supervise the day-to-day operations of the Fund. Officers serve at the pleasure of the Board.
The Board meets in regularly scheduled meetings throughout the year. Board meetings may occur in-person, by telephone, or virtually. In addition, the Board holds special meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. Independent Board Members also meet annually to consider renewal of advisory contracts.
The Chair of the Board is an interested person of the Fund. The Independent Trustees have appointed a lead Independent Trustee whose role is to review and approve, with the Chair, each Board meeting's agenda and to facilitate communication between and among the Fund's Independent Trustees, management, and the full Board. The Board's leadership structure is appropriate for the Fund given its characteristics and circumstances, including the number of portfolios, variety of asset classes, net assets, and distribution arrangements. The appropriateness of this structure is enhanced by the establishment and allocation of responsibilities among the Committees (described below), which report their activities to the Board on a regular basis.
Risk oversight forms part of the Board's general oversight of the Fund and is addressed as part of various Board and Committee activities. As part of its regular oversight of the Fund, the Board, directly or through a Committee, interacts with and reviews reports from, among others, Fund management, the Fund's Chief Compliance Officer, the independent registered public accounting firm for the Fund, and internal auditors for PGI or its affiliates, as appropriate, regarding risks faced by the Fund. The Board, with the assistance of Fund management and PGI, reviews investment policies and risks in connection with its review of the Fund's performance. The Board has appointed a Chief Compliance Officer who oversees the implementation and testing of the Fund's compliance program and reports to the Board regarding compliance matters for the Fund and its principal service providers. In addition, as part of the Board's periodic review of the Fund's advisory and other service provider agreements, the Board may consider risk management aspects of their operations and the functions for which they are responsible. With respect to valuation, the Board has designated PGI as the Fund's Valuation Designee, as permitted by SEC Rule 2a-5 under the 1940 Act, where PGI is responsible for the day-to-day valuation and oversight responsibilities of the Fund. PGI has established a Valuation Committee to fulfill its oversight responsibilities as the Fund's Valuation Designee.
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Each Board Member has significant prior senior management, strategic, financial, regulatory, and/or investment experience. The following is a summary of the experience, qualifications, attributes, and skills of each Trustee. Board Members are selected and retained based upon their skills, experience, judgment, analytical ability, diligence, ability to work effectively with other Board members, a commitment to the interests of shareholders, and, for each Independent Board Member, a demonstrated willingness to take an independent and questioning view of management. In addition to these general qualifications, the Board seeks members who will build upon the Board's diversity. Below is a brief discussion of the specific education, experience, qualifications, or skills that led to the conclusion that each person identified below should serve as a Board Member. The information in this section should not be understood to mean that any of the Trustees is an "expert" within the meaning of the federal securities laws.
Independent Board Members
Danielle E. Davis. Ms. Davis has served as an Independent Board Member of the Fund since 2024. Since 2022, Ms. Davis has served as the Head of Corporate Development Strategy of Chainalysis. She served as the Managing Director - Chief Mergers and Acquisitions Counsel of IHS Markit from 2018 to 2022; Associate General Counsel of Nielsen from 2015 to 2018; and Business and Finance Associate for Morgan, Lewis & Bockius LLP from 2011 to 2015. Through her education and employment experience, Ms. Davis is experienced with strategic, financial, regulatory, and investment matters.
Shane C. Goodwin. Mr. Goodwin has served as an Independent Board Member of the Fund since 2024. Since 2018, Mr. Goodwin has served as the Associate Dean, Graduate Programs and Executive Education Professor of Practice, Department of Finance for the Southern Methodist University Cox School of Business. He also serves as the Managing Director, Head of the Applied Corporate Governance Institute for The Center for Global Enterprise since 2016. Mr. Goodwin served as the Senior Fellow and Project Director for Columbia Law School and Columbia Business School from 2016 to 2018; as Managing Director, Head of Southwest Investment Banking for Wells Fargo Securities from 2010 to 2015; and Senior Investment Banking Executive for Goldman, Sachs & Co. from 2006 to 2009. Through his education and employment experience, Mr. Goodwin is experienced with strategic, financial, regulatory, and investment matters.
James E. Stueve. Mr. Stueve has served as an Independent Board Member of the Fund since 2024. Since 2017, Mr. Stueve has been the owner of Stueve Insights LLC. Mr. Stueve served as Executive Vice President of AIG Financial Distributors/Corebridge Financial from 2018 to 2023; President of Ridgeworth Investments from 2007 to 2017; and Executive Vice President of AIM Investments/Invesco from 1993 to 2007. He served as a trustee of Angel Oak Funds Trust from 2018 to 2019. Through his education, employment, and board experience, Mr. Stueve is experienced with strategic, financial, regulatory, and investment matters.
Interested Board Member
Barbara Wenig. Ms. Wenig has served as Chair, President, and Chief Executive Officer of the Fund since 2024. Since 2025, Ms. Wenig has served as Executive Managing Director - Chief Business Officer for Principal Asset ManagementSM and served as Executive Managing Director - Global Head of Operations and Services for Principal Asset ManagementSM from 2021 to 2024. Prior to joining Principal® in 2021, she served as Managing Director for Neuberger Berman from 2008 to 2021. Through her education and experience, Ms. Wenig is experienced with financial, marketing, regulatory, and investment matters.
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Board Committees
The Board has established an Audit Committee and a Nominating and Governance Committee to assist it in its oversight functions. These Committees must report their activities to the Board on a regular basis. The Committees consist solely of the Independent Board Members.

Committee and Independent Board Members	Primary Purpose and Responsibilities	Meetings Held During the Last Fiscal Year
Audit Committee Shane C. Goodwin, Chair Danielle E. Davis James E. Stueve
The Committee's primary purpose is to assist the Board by serving as an independent and objective party to monitor the Fund's accounting policies, financial reporting and internal control system, as well as the work of the independent registered public accountants. The Audit Committee assists Board oversight of 1) the integrity of the Fund's financial statements; 2) the Fund's compliance with certain legal and regulatory requirements; 3) the independent registered public accountants' qualifications and independence; and 4) the performance of the Fund's independent registered public accountants. The Audit Committee also provides an open avenue of communication among the independent registered public accountants, PGI's internal auditors, Fund management, and the Board.
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Nominating and Governance Committee Danielle E. Davis, Chair Shane C. Goodwin James E. Stueve
The Committee’s primary purpose is to oversee the structure and efficiency of the Board and the committees. The Committee is responsible for evaluating Board membership and functions, committee membership and functions, insurance coverage, and legal matters. The Committee’s nominating functions include selecting and nominating Independent Board Member candidates for election to the Board. Generally, the Committee requests nominee suggestions from Board Members and management. In addition, the Committee considers candidates recommended by shareholders of the Fund. Recommendations should be submitted in writing to the Fund Secretary, in care of the Fund, 711 High Street, Des Moines, IA 50392. Such recommendations must include all information specified in the Committee’s charter and must conform with the procedures set forth in Appendix A thereto, which can be found at https://brandassets.principal.com/m/62ba87c8c68bda08/original/Principal-Private-Credit-Fund-Nominating-Governance-Committee-Charter.pdf. Examples of such information include the nominee’s biographical information; relevant educational and professional background of the nominee; the number of shares of each Fund owned of record and beneficially by the nominee and by the recommending shareholder; any other information regarding the nominee that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of board members; whether the nominee is an “interested person” of the Funds as defined in the 1940 Act; and the written consent of the nominee to be named as a nominee and serve as a board member if elected.
When evaluating a potential nominee for Independent Board Member, the Committee may consider, among other factors: educational background; relevant business and industry experience; whether the person is an “interested person” of the Fund as defined in the 1940 Act; and whether the person is willing to serve, and willing and able to commit the time necessary to attend meetings and perform the duties of an Independent Board Member. In addition, the Committee may consider whether a candidate’s background, experience, skills, and views would complement the background, experience, skills, and views of other Board Members and would contribute to the diversity of the Board. The final decision is based on a combination of factors, including the strengths and the experience an individual may bring to the Board. The Board does not regularly use the services of professional search firms to identify or evaluate potential candidates or nominees.
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7

Additional Information Regarding Board Members and Officers
The following tables present additional information regarding the Board Members and Fund Complex officers, including their principal occupations, which, unless specific dates are shown, are of more than five years duration. For each Board Member, the tables also include information concerning other directorships held in reporting companies under the Securities Exchange Act of 1934 or registered investment companies under the 1940 Act.

INDEPENDENT BOARD MEMBERS
Name, Address, and Year of Birth	Positions Held with Fund	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen in Fund Complex	Other Directorships Held During Past 5 Years
Danielle E. Davis 711 High Street Des Moines, IA 50392 1981	Trustee (since 2024)	Head of Corporate Development and Strategy, Chainalysis (blockchain data company) (since 2022) Managing Director and Chief M&A Counsel, S&P Global (formerly, IHS Markit) (financial information company) (2018-2022)	2	None
Shane C. Goodwin 711 High Street Des Moines, IA 50392 1968	Trustee (since 2024)	Associate Dean & Professor, Cox School of Business at Southern Methodist University (since 2018) Managing Director, The Center for Global Enterprise (research and analytics) (2017-2023)	2	None
James E. Stueve 711 High Street Des Moines, IA 50392 1964	Trustee and Lead Independent Trustee (since 2024)	Owner, Stueve Insights LLC (consulting services) (since 2018)	2	None

INTERESTED BOARD MEMBERS
Name, Address, and Year of Birth	Positions Held with Fund	Principal Occupation(s) During Past 5 Years*	Number of Portfolios Overseen in Fund Complex	Other Directorships Held During Past 5 Years
Barbara Wenig 711 High Street Des Moines, IA 50392 1972	Trustee, Chair, Chief Executive Officer and President (since 2024)	Principal Financial Group* Executive Managing Director - Chief Business Officer (since 2025) Executive Managing Director - Global Head of Operations and Services - Principal Asset ManagementSM (2021-2024) Neuberger Berman Managing Director (2008-2021)	2	None

PRINCIPAL FUNDS OFFICERS
Name, Address, and Year of Birth	Position(s) Held with Fund Complex	Principal Occupation(s) During Past 5 Years
George Djurasovic 711 High Street Des Moines, IA 50392 1971	Vice President and General Counsel (since 2023)	Principal Financial Group* Vice President and General Counsel – Principal Asset ManagementSM (since 2022) Artisan Partners Limited Partnership Global Chief Compliance Officer (2013-2022)
Calvin Eib 711 High Street Des Moines, IA 50392 1963	Assistant Tax Counsel (since 2023)	Principal Financial Group* Assistant General Counsel (since 2025) Counsel (2021-2025)
Megan Hoffmann 711 High Street Des Moines, IA 50392 1979	Vice President and Treasurer (since 2025) Vice President and Controller (2021-2025)	Principal Financial Group* Senior Director – Fund Accounting and Administration (since 2025) Senior Director – Fund Administration (2024) Director – Accounting (2020-2024)
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PRINCIPAL FUNDS OFFICERS
Name, Address, and Year of Birth	Position(s) Held with Fund Complex	Principal Occupation(s) During Past 5 Years
Laura B. Latham 711 High Street Des Moines, IA 50392 1986	Counsel and Assistant Secretary (since 2023) Assistant Counsel and Assistant Secretary (2018-2023)	Principal Financial Group* Assistant General Counsel (since 2025) Counsel (2018-2025)
Ann Meiners 711 High Street Des Moines, IA 50392 1977	Vice President and Assistant Treasurer (since 2025) Vice President and Assistant Controller (2025)	Principal Financial Group* Director – Fund Accounting (since 2024) Assistant Director – Fund Accounting (2017-2024)
David P. Michalik 711 High Street Des Moines, IA 50392 1991	Counsel and Assistant Secretary (since 2025)	Principal Financial Group* Counsel (since 2025) The Northern Trust Company Second Vice President (2019-2025)
Diane K. Nelson 711 High Street Des Moines, IA 50392 1965	AML Officer (since 2016)	Principal Financial Group* Director – Compliance (since 2024) Chief Compliance Officer/AML Officer (2015-2024)
Tara Parks 711 High Street Des Moines, IA 50392 1983	Vice President and Assistant Treasurer (since 2025) Vice President and Assistant Controller (2021-2025)	Principal Financial Group* Senior Director – Fund Tax (since 2024) Director – Accounting (2019-2024)
Deanna Y. Pellack 711 High Street Des Moines, IA 50392 1987	Counsel and Assistant Secretary (since 2023) Assistant Counsel and Assistant Secretary (2022-2023)	Principal Financial Group* Assistant General Counsel (since 2026) Counsel (2022-2026) The Northern Trust Company Vice President (2019-2022)
Anna M. Pins 711 High Street Des Moines, IA 50392 1966	Assistant Secretary (since 2026)	Principal Financial Group* Paralegal Analyst - Funds (since 2024) Funds Governance Operations Manager (2022-2024) Senior Funds Governance Specialist (2020-2022)
Sara L. Reece 711 High Street Des Moines, IA 50392 1975	Vice President and Chief Operating Officer (since 2021)	Principal Financial Group* Managing Director – Global Head of Fund Services (since 2024) Managing Director – Global Fund Ops (2021-2024)
Teri R. Root 711 High Street Des Moines, IA 50392 1979	Chief Compliance Officer (since 2018)	Principal Financial Group* Chief Compliance Officer – Funds (since 2018) Vice President (since 2015)
Michael Scholten 711 High Street Des Moines, IA 50392 1979	Chief Financial Officer (since 2021)	Principal Financial Group* Assistant Vice President and Actuary (since 2021)
Adam U. Shaikh 711 High Street Des Moines, IA 50392 1972	Vice President and Assistant General Counsel (since 2023) Assistant Secretary (since 2022) Assistant Counsel (2006-2023)	Principal Financial Group* Associate General Counsel (since 2024) Assistant General Counsel (2018-2024)
John L. Sullivan 711 High Street Des Moines, IA 50392 1970	Counsel and Secretary (since 2024) Counsel and Assistant Secretary (2023-2024) Assistant Counsel and Assistant Secretary (2019-2023)	Principal Financial Group* Assistant General Counsel (since 2023) Counsel (2019-2023)
Jared A. Yepsen 711 High Street Des Moines, IA 50392 1981	Tax Counsel (since 2025) Assistant Tax Counsel (2017-2025)	Principal Financial Group* Assistant General Counsel (since 2023) Counsel (2015-2023)

•The reference to Principal Financial Group includes positions held by the Interested Board Member / Fund Officer, including as an officer, employee, and/or director, with affiliates or subsidiaries of Principal Financial Group. The titles set forth in this SAI are each Interested Board Member's / Fund Officer’s title with Principal Workforce, LLC, an affiliated entity of PGI that is the payroll employer of the Interested Board Member and Fund Complex Officers.

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Board Member Ownership of Securities
The following tables set forth the dollar range of the equity securities of the Fund, and the aggregate dollar range of equity securities in all registered investment companies overseen by each Board Member in the Fund Complex, which were beneficially owned by each Board Member as of December 31, 2025.
For the purpose of these tables, beneficial ownership means a direct or indirect pecuniary interest. Only Interested Board Members are eligible to participate in an employee benefit program that invests in the Fund Complex. Please note that exact dollar amounts of securities held are not listed. Rather, ownership is listed based on the following dollar ranges:
A     $0
B     $1 up to and including $10,000
C     $10,001 up to and including $50,000
D     $50,001 up to and including $100,000
E    $100,001 or more

INDEPENDENT BOARD MEMBERS
Board Member	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Member in Fund Complex
Danielle E. Davis	A	A
Shane C. Goodwin	A	A
James E. Stueve	A	A

INTERESTED BOARD MEMBERS
Board Member	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Member in Fund Complex
Barbara Wenig	A	A
Board Member and Officer Compensation
The Fund does not pay any remuneration to officers or to any Board Members listed above as Interested Board Members. The Board annually considers a proposal to reimburse PGI for certain expenses, including a portion of the compensation of the Fund’s Chief Compliance Officer (“CCO”). If the proposal is adopted, the compensation amount is allocated across the Fund and other PGI-sponsored registered investment companies for which the CCO serves as the Chief Compliance Officer.
Each Independent Board Member is to receive compensation for service as a member of the Fund’s Board based on a schedule that takes into account an annual retainer amount, serving as a committee chair, and expenses incurred.
The following table provides information regarding the compensation received by the Independent Board Members from the Fund and from the Fund Complex during the fiscal year ended March 31, 2026. On that date, there were 5 registrants (with a total of 124 portfolios) in the Fund Complex. The Fund does not provide retirement benefits or pensions to any of the Board Members.

INDEPENDENT BOARD MEMBERS
Board Member	Aggregate Compensation from the Fund	Total Compensation from the Fund and Fund Complex Paid to Board Members(1)
Danielle E. Davis	$35,883	$91,000
Shane C. Goodwin	$37,460	$95,000
James E. Stueve	$35,883	$91,000
(1)For purposes of the third column, Fund Complex only consists of the Fund and Principal Real Asset Fund ("PRA"). The listed Board Members receive no compensation from any fund in the Fund Complex, other than the Fund and PRA, because they only serve as Board Members of the Fund and PRA (and no other portfolios in the Fund Complex).
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Code of Ethics
The Fund, PGI, and Principal Funds Distributor, Inc. have adopted a Code of Ethics ("Code") under Rule 17j-1 of the 1940 Act. Under the Code, personnel are only permitted to engage in personal securities transactions in accordance with certain conditions relating to such person’s position, the identity of the security, the timing of the transaction, and similar factors. Transactions in securities that may be held by the Fund are permitted, subject to compliance with applicable provisions of the Code. Personal securities transactions must be reported quarterly, and broker confirmations of such transactions must be provided for review. The Code is available on the EDGAR Database on the SEC’s website at www.SEC.gov. In addition, copies of the Code may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov.
Proxy Voting Policies
The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to PGI. PGI will vote such proxies in accordance with its proxy policies and procedures, which have been reviewed by the Board, and which are found in Appendix B. Any material changes to the proxy policies and procedures will be submitted to the Board for approval.
Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30, 2026, is available, without charge, upon request, by calling 1-800-222-5852 or by accessing the Fund's most recently filed Form N-PX on the Fund's website at www.PrincipalAM.com/IntervalProspectuses or on the SEC's website at www.sec.gov.
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES
A principal shareholder is any person that owns of record or beneficially 5% or more of any class of a company's outstanding voting securities. A control person is a shareholder that owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. Shareholders owning voting securities in excess of 25% may determine the outcome of any matter affecting and voted on by shareholders of the Fund. The actions of an entity or person that controls the Fund could have an effect on other shareholders. For instance, a control person may have effective voting control over the Fund, or large requests for repurchase by a control person or principal shareholder could cause a repurchase offer to be oversubscribed, causing shareholders to be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer.
The following list identifies shareholders of records who own more than 25% of the voting securities of the Fund as of June 30, 2026.

Percent of Ownership	Shareholder Name and Address	Jurisdiction Under Which Control Person is Organized (when control person is a company)	Parent of Control Person (when control person is a company)
97.62%	PRINCIPAL LIFE INSURANCE COMPANY CUST	IOWA	PRINCIPAL FINANCIAL SERVICES, INC.(1)
ATTN CRP GA TEAM
711 HIGH ST
DES MOINES, IA 50392-0001
(1)Principal Financial Group, Inc. is the parent of control for Principal Financial Services, Inc.; and Principal Financial Services, Inc. is the parent of control for Principal Life Insurance Company.
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The following list identifies the shareholders of record who own 5% or more of any class of the Fund's outstanding shares as of June 30, 2026.

Fund, Share Class	Percent of Ownership	Name and Address of Owner
Principal Private Credit Fund, Class A	100.00%	PRINCIPAL LIFE INSURANCE CO CUST
		ATTN CRP GA TEAM
		711 HIGH ST
		DES MOINES IA 50392-0001
Principal Private Credit Fund, Institutional Class	40.79%	CF&C AS NOM FOR BNY MELLON AS CUST
		FBO PRINCIPAL PRIVATE CREDIT FUND
		ICAPITAL OFFSHORE ACCESS FUND SP 1
		600 COLONIAL CENTER PKWY
		LAKE MARY FL 32746-4764
Principal Private Credit Fund, Institutional Class	9.20%	NATIONAL FINANCIAL SERVICES LLC
		499 WASHINGTON BLVD
		JERSEY CITY NJ 07310-1995
Principal Private Credit Fund, Institutional Class	7.48%	NATIONAL FINANCIAL SERVICES LLC
		499 WASHINGTON BLVD
		JERSEY CITY NJ 07310-1995
Principal Private Credit Fund, Class Y	61.43%	PRINCIPAL LIFE INS COMPANY CUST
		FBO PFG OMNIBUS WRAPPED AND CUSTOM FUNDS
		ATTN PLIC PROXY COORDINATOR
		711 HIGH STREET
		DES MOINES IA 50392-0001
Principal Private Credit Fund, Class Y	38.57%	PRINCIPAL LIFE INSURANCE CO CUST
		ATTN CRP GA TEAM
		711 HIGH STREET
		DES MOINES IA 50392-0001
INVESTMENT ADVISORY AND OTHER SERVICES
Investment Advisor
PGI (doing business as Principal Asset Management), an indirect subsidiary of Principal Financial Group, Inc. ("Principal®"), serves as the manager and advisor for the Fund. Through the investment advisory agreement with the Fund, PGI provides investment advisory services. PGI also serves as administrator for the Fund. Through the administration agreement, PGI provides certain accounting and administrative services to the Fund.
Affiliated Persons of the Fund Who Are Affiliated Persons of PGI
For more information about affiliated persons of the Fund who are also affiliated persons of PGI or affiliated advisors, see the Interested Trustee and Officer tables included in "MANAGEMENT OF THE FUND."
Investment Advisory Agreement
The Investment Advisory Agreement between the Fund and PGI (the “Advisory Agreement”) provides that PGI will provide overall investment supervision of the assets of the Fund. The Advisory Agreement became effective April 15, 2024, and will continue in effect for an initial two-year term. Thereafter, the Advisory Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by the Board of Trustees. The vote for approval must include the approval of a majority of the Independent Trustees. The Advisory Agreement terminates automatically upon assignment. The Advisory Agreement is terminable at any time without penalty by the Board of Trustees or by the vote of a majority of the outstanding shares of the Fund. PGI may terminate the agreement on 60 days written notice to the Fund.
For providing the investment advisory services, PGI, under the terms of the Investment Advisory Agreement for the Fund, is entitled to receive a fee computed and accrued daily and payable monthly at an annual rate equal to 1.25% of the average daily value of the Fund's net assets. In addition, PGI, under the terms of the Investment Advisory Agreement, may receive an incentive fee from the Fund depending on the Fund’s net investment income. For an explanation of how the incentive fee is calculated, see the prospectus section entitled “PURCHASING FUND SHARES” – “Fees and Expenses.”
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Administration Agreement
The Administration Agreement between the Fund and PGI (the "Administration Agreement") provides that PGI will provide certain accounting and administrative services to the Fund. The Administration Agreement became effective April 15, 2024 and will continue in effect for an initial two-year term. Thereafter, the Administration Agreement will continue in effect from year to year provided such continuance is specifically approved at least annually by the Board of Trustees. The vote for approval must include the approval of a majority of the Independent Trustees. The Administration Agreement is terminable at any time without penalty by the Board of Trustees or by PGI. Either party may terminate the agreement on 60 days' written notice to the other party.
For providing the administration services, PGI, under the terms of the Administration Agreement with the Fund, is entitled to receive a fee computed and accrued daily and payable monthly at an annual rate equal to 0.10% of the average daily value of the Fund’s net assets.
Fund Operating Expenses
All costs and expenses not expressly assumed by PGI under the Advisory Agreement are paid by the Fund, including, but not limited to: (a) interest and taxes; (b) brokerage commissions; (c) insurance premiums; (d) compensation and expenses of the Fund’s Trustees other than those affiliated with PGI; (e) legal and audit expenses; (f) fees and expenses of the Fund’s custodian and transfer agent; (g) expenses of computing the Fund’s NAV, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties; (h) expenses incident to the issuance of the Fund’s shares, including issuance of shares on the payment of, or reinvestment of, dividends; (i) fees and expenses incident to the registration under Federal or state securities laws of the Fund or its shares; (j) expenses of preparing, printing and mailing reports and notices and proxy material to shareholders; (k) all other expenses incidental to holding meetings of the shareholders; (l) dues or assessments of or contributions to the Investment Company Institute or its successor, or other industry organizations; (m) such non-recurring expenses as may arise, including litigation affecting the Fund and the legal obligations that the Fund may have to indemnify its officers and Trustees with respect thereto; and (n) all expenses, if any, that the Fund agrees to bear in any distribution agreement or in any plan adopted by the Fund pursuant to Rule 12b-1 under the 1940 Act.
Contractual Limits on Total Annual Fund Operating Expenses
PGI has contractually agreed to limit the Fund's expenses (excluding incentive fees, interest expense on fund borrowings (but including other expenses associated with the credit facility), expenses related to fund investments, acquired fund fees and expenses, and tax reclaim recovery expenses and other extraordinary expenses) on certain share classes of the Fund as shown below. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. Subject to applicable expense limits, the Fund may reimburse PGI for expenses incurred by PGI during the current fiscal year and the previous two fiscal years.

Contractual Limits on Total Annual Fund Operating Expenses
Class A	Institutional Class	Class Y	Expiration
2.60%	2.30%	2.10%	July 31, 2027
Management Fees Paid
Fees paid by the Fund to PGI for investment management services (net of management fee waivers) during the periods indicated were as follows:

Management Fees for Periods Ended March 31 (amounts in thousands)
Fund	2026	2025	2024
Principal Private Credit Fund	$1,298	$715	N/A(1)
(1) The Fund commenced operations on June 3, 2024 and did not have a fiscal year ended March 31, 2024.
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For the fiscal years ended March 31, 2026 and March 31, 2025, the Fund did not pay PGI incentive fees.
Administration Fees Paid
For the fiscal year ended March 31, 2026, the Fund paid PGI $104,000, and for the fiscal year ended March 31, 2025, the Fund paid PGI $57,000, for administration services. The Fund commenced operations on June 3, 2024 and did not have a fiscal year ended March 31, 2024.
Underwriting and Distribution Services
Principal Funds Distributor, Inc. (the "Distributor") (711 High Street, Des Moines, IA 50392), an affiliate of PGI, is the principal underwriter and distributor of the Fund's Shares. For the fiscal years ended March 31, 2026 and March 31, 2025, no underwriting fees were paid to the Distributor. The Fund commenced operations on June 3, 2024 and did not have a fiscal year ended March 31, 2024.
For more information about affiliated persons of the Fund who are also affiliated persons of the Distributor, see the Interested Trustee and Officer tables "MANAGEMENT OF THE FUND."
Distribution Fees and/or Service (12b-1) Fees
The Fund has adopted a “Distribution and Shareholder Services Plan” with respect to its Class A Shares under which the Fund may compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of clients with whom they have distributed Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s sub-transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund, or the Manager may reasonably request.  Under the Distribution and Shareholder Services Plan, the Fund’s Class A Shares may incur expenses on an annual basis of up to 0.25% of its average monthly net assets.
The Distribution and Shareholder Services Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset-based distribution fees.
Payments under the distribution and/or servicing plan may be made for activities such as advertising, printing, and mailing the Prospectus to persons who are not current shareholders, compensation to underwriters, compensation to broker-dealers, compensation to sales personnel, and interest, carrying, or other financing charges. For the fiscal year ended March 31, 2026, the Fund paid the Distributor $496. Of this amount, $496 was retained by the Distributor, and $0 was paid to financial intermediaries.
The Fund may pay fees to intermediaries such as banks, broker-dealers, financial advisors or other financial institutions for sub-administration, sub-transfer agency and other services, including, but not limited to, recordkeeping, shareholder or participant reporting or shareholder or participant recordkeeping (“recordkeeping and processing-related services”) associated with shareholders whose shares are held of record in omnibus, other group accounts (for example, 401(k) plans) or accounts traded through registered securities clearing agents. These fees are paid directly or indirectly by the Fund in light of the fact that other costs may be avoided by the Fund where the intermediary, not the Fund’s service providers, provides shareholder services to Fund shareholders. The intermediary may impose other account or service charges directly on account holders or participants. In addition, depending on the arrangements, the Advisor and/or Distributor or their affiliates may, out of their own resources, compensate such financial intermediaries or their agents directly or indirectly for such recordkeeping and processing-related services. The services provided and related payments vary from firm to firm.
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PGI and its affiliates may, out of their own resources, make additional payments to financial intermediaries who sell shares of the Fund. Such payments and compensation are in addition to any fees paid or reimbursed by the Fund. These payments may include: (i) additional compensation with respect to the sale and/or servicing of Shares, (ii) payments based upon various factors described below and (iii) financial assistance programs to firms who sell or arrange for the sale of Fund shares including, but not limited to, remuneration for: the firm’s internal incentive programs, marketing and sales fees, expenses related to advertising or promotional activity and events and shareholder record keeping or miscellaneous administrative services. From its own profits and resources, PGI may, from time to time, make payments to qualified wholesalers, registered financial institutions and third-party marketers for marketing support services and/or retention of assets. In addition to marketing and/or financial support payments described above, payment for travel, lodging and related expenses may be provided for attendance at Fund seminars and conferences, e.g., due diligence meetings held for training and educational purposes. PGI intends that the payment of these concessions and any other compensation offered will conform with state and federal laws and the rules of any self-regulatory organization, such as the Financial Industry Regulatory Authority (“FINRA”). The participation of such firms in financial assistance programs is at the discretion of the firm and PGI. The payments described in (iii) above may be based on sales or the amount of assets a financial intermediary’s clients have invested in the Fund. The actual payment rates to a financial intermediary will depend upon how the particular arrangement is structured (e.g., solely asset-based fees, solely sales-based fees or a combination of both) and other factors such as the length of time assets have remained invested in the Fund, redemption rates and the willingness of the financial intermediary to provide access to its representatives for educational and marketing purposes. The payments to financial intermediaries described in this section and elsewhere in this SAI, which may be significant to the financial intermediaries, may create an incentive for a financial intermediary or its representatives to recommend or sell shares of a particular Fund or shares class over other mutual funds or share classes. Additionally, these payments may result in the Fund’s inclusion on a sales list, including a preferred or select sales list, or in other sales programs. Investors should contact their financial representative for details about the payment the financial intermediaries may receive.
Additional Payments to Intermediaries
As of July 1, 2026, the Distributor anticipates that the firms that will receive additional payments as described in the prospectus (other than sales charges, Rule 12b-1 fees and Expense Reimbursement) include, but are not necessarily limited to, the following:
Fidelity Brokerage Services LLC
National Financial Services LLC
The preceding list is subject to change at any time without notice. Any additions, modifications, or deletions to the financial intermediaries identified in this list that have occurred since the date noted above are not reflected. To obtain a current list, call 1-800-222-5852.
Custodian
The custodians for the Fund are The Bank of New York Mellon and Computershare Trust Company, N.A. The custodians are responsible for safeguarding the Fund’s assets.
Transfer Agent and Dividend Paying Agent
Principal Shareholder Services, Inc. ("PSS") (711 High Street, Des Moines, IA 50392), an affiliate of PGI, provides transfer agency and dividend payment services necessary to the Fund.
Independent Registered Public Accounting Firm
Ernst & Young LLP serves as the Fund’s independent registered public accounting firm, providing professional services including audits of the Fund’s annual financial statements, assistance, and consultation in connection with Securities and Exchange Commission filings, and preparation, review, and signing of the annual income tax returns filed on behalf of the Fund.
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PORTFOLIO MANAGERS
This section contains information about portfolio managers and the other accounts they manage, their compensation, and their ownership of securities. The "Ownership of Securities" tables reflect the portfolio managers' beneficial ownership, which means a direct or indirect pecuniary interest.
Information in this section is as of March 31, 2026, unless otherwise noted.

	Other Accounts Managed
	Total Number of Accounts	Total Assets in the Accounts	Number of Accounts that Base the Advisory Fee on Performance	Total Assets of the Accounts that Base the Advisory Fee on Performance
Matt Darrah: Principal Private Credit Fund
Registered investment companies	0	$0	0	$0
Other pooled investment vehicles	11	$710.8 million	6	$401.4 million
Other accounts	1	$77.8 million	0	$0
Tim Warrick: Principal Private Credit Fund
Registered investment companies	0	$0	0	$0
Other pooled investment vehicles	11	$710.8 million	6	$401.4 million
Other accounts	1	$77.8 million	0	$0
Compensation
PGI offers the Fund's investment team a competitive compensation structure that is evaluated annually relative to other global asset management firms to ensure its continued competitiveness and alignment with industry best practices. The objective of the structure is to offer market competitive compensation that aligns individual and team contributions with firm and client performance objectives in a manner that is consistent with industry standards and business results.
Compensation for the Fund's investment team is comprised of base salary and variable incentive components. As team members advance in their careers, the variable component increases in its proportion commensurate with responsibility levels. The variable component is designed to reinforce delivery of investment performance, firm performance, team collaboration, regulatory compliance, operational excellence, client retention and client satisfaction. Investment performance for purposes of the variable component is measured on a pre-tax basis against relative client benchmarks and peer groups over one year, three-year and five-year periods, calculated quarterly, reinforcing a longer-term orientation.
Payments under the variable incentive plan are delivered in cash or as a combination of cash and deferred compensation. The amount of incentive delivered in the form of deferred compensation depends on the size of an individual’s incentive award as it relates to a tiered deferral schedule. Deferred compensation is required to be invested into one or a combination of the following vehicles: Principal Financial Group (“PFG”) restricted stock units, fund(s) managed by the team and deferred cash. All payment vehicles are subject to a three-year vesting schedule. The overall measurement framework and the deferred component are well aligned with our desired focus on clients’ objectives, alignment with Principal stakeholders, and talent retention.
In addition to deferred compensation obtained through their compensation programming, team members have investments acquired through their participation in the PFG’s employee stock purchase plan, retirement plans, and direct personal investments. It should be noted that PFG’s retirement plans and deferred compensation plans generally utilize its non-registered group separate accounts or commingled vehicles rather than the traditional mutual funds. However, in each instance these vehicles are managed in lockstep alignment with the mutual funds (i.e. “clones”).
Finally, PGI may offer certain investment professionals the opportunity to participate in a carried interest program based on their expected contributions to the success of the strategy. Payments under the carried interest program are expected to be paid in the form of cash.
Ownership of Securities

Portfolio Manager	Fund Managed by Portfolio Manager	Dollar Range of Securities Owned by the Portfolio Manager
Matt Darrah	Principal Private Credit Fund	$100,001 - $500,000
Tim Warrick	Principal Private Credit Fund	$100,001 - $500,000
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Conflicts of Interest
Portfolio managers at PGI typically manage multiple accounts. These accounts may include, among others, mutual funds, proprietary accounts, and separate accounts (assets managed on behalf of pension funds, foundations, and other investment accounts). The management of multiple funds and accounts may give rise to potential conflicts of interest if the funds and accounts have different objectives, benchmarks, time horizons, and fees. In addition, the side-by-side management of these funds and accounts may raise potential conflicts of interest relating to cross trading, the allocation of investment opportunities, and the aggregation and allocation of trades. PGI seeks to provide best execution of all securities transactions and aggregate and then allocate securities to client accounts in a fair and timely manner. To this end, PGI has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management.
BROKERAGE ALLOCATION AND OTHER PRACTICES
Because the Fund generally acquires and disposes of its investments in privately negotiated transactions, it infrequently uses brokers in the normal course of business. To the extent, however, that PGI, on behalf of the Fund, uses a broker to execute a purchase or sale of portfolio securities, the following disclosures would apply.
Brokerage on Purchases and Sales of Securities
All orders for the purchase or sale of portfolio securities are placed on behalf of the Fund by PGI. In distributing brokerage business arising out of the placement of orders for the purchase and sale of securities for any Fund, the objective of PGI is to obtain the best overall terms. In pursuing this objective, PGI considers all matters it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and executing capability of the broker or dealer, confidentiality, including trade anonymity, and the reasonableness of the commission, if any (for the specific transaction and on a continuing basis). This may mean in some instances that PGI will pay a broker commissions that are in excess of the amount of commissions another broker might have charged for executing the same transaction when PGI believes that such commissions are reasonable in light of a) the size and difficulty of the transaction, b) the quality of the execution provided, and c) the level of commissions paid relative to commissions paid by other institutional investors. Such factors are viewed both in terms of that particular transaction and in terms of all transactions that broker executes for accounts over which PGI exercises investment discretion. The Board has also adopted a policy and procedure designed to prevent the Fund from compensating a broker/dealer for promoting or selling Fund shares by directing brokerage transactions to that broker/dealer for the purpose of compensating the broker/dealer for promoting or selling Fund shares. Therefore, PGI may not compensate a broker/dealer for promoting or selling Fund shares by directing brokerage transactions to that broker/dealer for the purpose of compensating the broker/dealer for promoting or selling Fund shares. PGI may purchase securities in the over-the-counter market, utilizing the services of principal market makers unless better terms can be obtained by purchases through brokers or dealers, and may purchase securities listed on the NYSE from non-Exchange members in transactions off the Exchange.
PGI may give consideration in the allocation of business to services performed by a broker (e.g., the furnishing of statistical data and research generally consisting of, but not limited to, information of the following types: analyses and reports concerning issuers, industries, economic factors and trends, portfolio strategy, performance of client accounts, and access to research analysts, corporate management personnel, and industry experts). If any such allocation is made, the primary criteria used will be to obtain the best overall terms for such transactions or terms that are reasonable in relation to the research or brokerage services provided by the broker or dealer when viewed in terms of either a particular transaction or the sub-advisor’s overall responsibilities to the accounts under its management. PGI generally pays additional commission amounts for such research services. Statistical data and research information received from brokers or dealers as described above may be useful in varying degrees and PGI may use it in servicing some or all of the accounts it manages.
PGI did not allocate portfolio transactions for the Fund to certain brokers for the fiscal year ended March 31, 2026 due to research services provided by such brokers.
Subject to the rules promulgated by the SEC, as well as other regulatory requirements, the Board has approved procedures whereby the Fund may purchase securities that are offered in underwritings in which an affiliate of PGI participates. These procedures prohibit the Fund from directly or indirectly benefiting a PGI affiliate in connection with such underwritings. In addition, for underwritings where a PGI affiliate participates as a principal underwriter, certain restrictions may apply that could, among other things, limit the amount of securities that the Fund could purchase in the underwritings. The Trustees of the Fund will receive quarterly reports on these transactions.
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The Board has approved procedures that permit the Fund to effect a purchase or sale transaction between the Fund and any other affiliated investment company or between the Fund and affiliated persons of the Fund under limited circumstances prescribed by SEC rules. Any such transaction must be effected without any payment other than a cash payment for the securities, for which a market quotation is readily available, at the current market price; no brokerage commission or fee (except for customary transfer fees), or other remuneration may be paid in connection with the transaction. The Board receives quarterly reports of all such transactions.
The Board has also approved procedures that permit PGI, on behalf of the Fund, to place portfolio trades with an affiliated broker under circumstances prescribed by SEC Rule 17e-1. The procedures require that total commissions, fees, or other remuneration received or to be received by an affiliated broker must be reasonable and fair compared to the commissions, fees or other remuneration received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable time period. The Board receives quarterly reports of all transactions completed pursuant to the Fund's procedures.
Purchases and sales of debt securities and money market instruments usually are principal transactions; portfolio securities are normally purchased directly from the issuer or from an underwriter or market makers for the securities. Such transactions are usually conducted on a net basis with the Fund paying no brokerage commissions. Purchases from underwriters include a commission or concession paid by the issuer to the underwriter, and the purchases from dealers serving as market makers include the spread between the bid and asked prices.
For the fiscal years ended March 31, 2026 and March 31, 2025, the Fund did not pay any brokerage commissions, and the Fund did not pay any brokerage commissions to brokers affiliated with PGI. The Fund commenced operations on June 3, 2024 and did not have a fiscal year ended March 31, 2024.
The following table indicates the value of the Fund's aggregate holdings, in thousands, of the securities of its regular brokers or dealers for the fiscal year ended March 31, 2026.

Holdings of Securities of Principal Funds, Inc. Regular Brokers and Dealers
Fund	Broker or Dealer	Holdings (in thousands)
Principal Private Credit Fund	Jane Street Group LLC	$529
Allocation of Trades
PGI has its own trading platform and personnel that perform trade-related functions. Where applicable, PGI trades on behalf of its own clients. Such transactions are executed in accordance with PGI's trading policies and procedures, including, but not limited to trade allocations and order aggregation, purchase of new issues, and directed brokerage. PGI acts as discretionary investment advisor for a variety of individual accounts, ERISA accounts, mutual funds, insurance company separate accounts, and public employee retirement plans and places orders to trade portfolio securities for each of these accounts. Managing multiple accounts may give rise to potential conflicts of interest including, for example, conflicts among investment strategies and conflicts in the allocation of investment opportunities. PGI has adopted and implemented policies and procedures that it believes address the potential conflicts associated with managing accounts for multiple clients and are designed to ensure that all clients are treated fairly and equitably. These procedures include allocation policies and procedures and internal review processes.
If, in carrying out the investment objectives of its respective clients, occasions arise in which PGI deems it advisable to purchase or sell the same equity securities for two or more client accounts at the same or approximately the same time, PGI may submit the orders to purchase or sell to a broker/dealer for execution on an aggregate or "bunched" basis. PGI will not aggregate orders unless it believes that aggregation is consistent with (1) its duty to seek best execution and (2) the terms of its investment advisory agreements. In distributing the securities purchased or the proceeds of sale to the client accounts participating in a bunched trade, no advisory account will be favored over any other account and each account that participates in an aggregated order will participate at the average share price for all transactions of PGI relating to that aggregated order on a given business day, with all transaction costs relating to that aggregated order shared on a pro rata basis.
TAX INFORMATION
The following is only a general summary of some of the important federal tax considerations generally affecting the Fund and its shareholders. No attempt is made to present a complete explanation of the federal tax treatment of the Fund’s activities, and this discussion is not intended to be a substitute for careful tax planning. Accordingly, potential investors are urged to consult their own tax advisors for more detailed information and for information regarding any state, local, or foreign taxes applicable to the Fund and their purchasing, holding, and disposing of Shares.
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Qualification as a Regulated Investment Company
The Fund intends to qualify annually to be treated as a regulated investment company (RIC) under the Internal Revenue Code of 1986, as amended, (the IRC) by satisfying certain requirements prescribed by Subchapter M of the IRC. To qualify as a RIC, the Fund must invest in assets which produce types of income specified in the IRC (Qualifying Income). Whether the income from derivatives, swaps, commodity-linked derivatives and other commodity/natural resource-related securities is Qualifying Income is unclear under current law. Accordingly, the Fund's ability to invest in certain derivatives, swaps, commodity-linked derivatives, entities earning fee and rental income, and other commodity/natural resource-related securities may be restricted. Further, if the Fund invests in these types of securities and the income is not determined to be Qualifying Income, it may cause the Fund to fail to qualify as a RIC under the IRC for a given year. In addition, the Fund must satisfy certain diversification tests under the IRC to qualify as a RIC. If the Fund fails to qualify as a regulated investment company, it will be liable for taxes, significantly reducing its distributions to shareholders and eliminating shareholders' ability to treat distributions (as long or short-term capital gains or qualifying dividends) of the Fund in the manner they were received by the Fund.
Futures Contracts and Options
For federal income tax purposes, capital gains and losses on futures contracts or options thereon, index options or options traded on qualified exchanges are generally treated as 60% long-term and 40% short-term. In addition, the Fund must recognize any unrealized gains and losses on such positions held at the end of the fiscal year. The Fund may elect out of such tax treatment, however, for a futures or options position that is part of an "identified mixed straddle" such as a put option purchased with respect to a portfolio security. Gains and losses on futures and options included in an identified mixed straddle are considered 100% short-term and unrealized gains or losses on such positions are not realized at year-end. The straddle provisions of the IRC may require the deferral of realized losses to the extent that the Fund has unrealized gains in certain offsetting positions at the end of the fiscal year. The IRC may also require recharacterization of all or a part of losses on certain offsetting positions from short-term to long-term, as well as adjustment of the holding periods of straddle positions.
International Funds
Some foreign securities purchased by the Fund may be subject to foreign withholding taxes that could reduce the yield on such securities. The amount of such foreign taxes is expected to be insignificant. Shareholders of the Fund may be entitled to claim a credit or deduction with respect to foreign taxes. The Fund may from year to year make an election to pass through such taxes to shareholders. If such election is not made, any foreign taxes paid or accrued will represent an expense to the Fund that will reduce its investment company taxable income. The Fund may purchase securities of certain foreign corporations considered to be passive foreign investment companies by the Internal Revenue Service. In order to avoid taxes and interest that must be paid by the Fund if these instruments appreciate in value, the Fund may make various elections permitted by the tax laws. In order to make certain of these elections the foreign corporation would need to agree to provide certain tax information to the Fund on an annual basis, which it might not agree to do. Additionally, these elections could require that the Fund recognize additional taxable income, which in turn must be distributed. In addition, the Fund’s investments in foreign securities or foreign currencies may increase or accelerate the Fund’s recognition of ordinary income and may affect the timing or amount of the Fund’s distributions.
Under the Foreign Account Tax Compliance Act (FATCA), the Fund may be required to withhold a 30% tax on (a) dividends paid by the Fund, and (b) certain capital gain distributions and/or the proceeds arising from the sale of Fund shares paid by the Fund after December 31, 2018, to certain foreign entities, referred to as foreign financial institutions or non-financial foreign entities, that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. The IRS issued proposed regulations indicating its intent to eliminate the 30% withholding tax on gross proceeds. The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.
FINANCIAL STATEMENTS
The financial statements of the Fund for the fiscal year ended March 31, 2026, are incorporated herein by reference to the Fund's most recent Annual Report to Shareholders filed with the SEC on Form N-CSR.
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APPENDIX A – DESCRIPTION OF BOND RATINGS
Moody’s Ratings ("Moody's") - Rating Definitions:
Long-Term Obligation Ratings
Ratings assigned on Moody’s global long-term obligation rating scales are forward-looking opinions of the relative credit risk of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.1
1 For certain structured finance, preferred stock and hybrid securities in which payment default events are either not defined or do not match investor’s expectations for timely payment, the ratings reflect the likelihood of impairment and the expected financial loss in the event of impairment.

Aaa:	Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa:	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A:	Obligations rated A are considered upper-medium grade and are subject to low credit risk.
Baa:	Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.
Ba:	Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B:	Obligations rated B are considered speculative and are subject to high credit risk.
Caa:	Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca:	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C:	Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

NOTE:	Moody’s appends numerical modifiers, 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking, and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, issuers, financial companies, and securities firms.*
•By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.
SHORT-TERM NOTES: Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default. Moody’s employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:
Issuers rated Prime-1 (or related supporting institutions) have a superior ability to repay short-term debt obligations.
Issuers rated Prime-2 (or related supporting institutions) have a strong ability to repay short-term debt obligations.
Issuers rated Prime-3 (or related supporting institutions) have an acceptable ability to repay short-term obligations.
Issuers rated Not Prime do not fall within any of the Prime rating categories.
US MUNICIPAL SHORT-TERM DEBT: The Municipal Investment Grade (MIG) scale is used to rate US municipal bonds of up to three years maturity. MIG ratings are divided into three levels - MIG 1 through MIG 3 - while speculative grade short-term obligations are designated SG.
MIG 1 denotes superior credit quality, afforded excellent protection from established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.
MIG 2 denotes strong credit quality with ample margins of protection, although not as large as in the preceding group.
MIG 3 notes are of acceptable credit quality. Liquidity and cash-flow protection may be narrow and market access for refinancing is likely to be less well-established.
SG denotes speculative-grade credit quality and may lack sufficient margins of protection.

Description of S&P Global Ratings’ Credit Rating Definitions:
S&P Global’s credit rating, both long-term and short-term, is a forward-looking opinion of the creditworthiness of an obligor with respect to a specific obligation. This assessment takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation.
The credit rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.
The ratings are statements of opinion as of the date they are expressed furnished by the issuer or obtained by S&P Global Ratings from other sources S&P Global Ratings considers reliable. S&P Global Ratings does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.
The ratings are based, in varying degrees, on the following considerations:
•Likelihood of payment - capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•Nature of and provisions of the financial obligation;
•Protection afforded by, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditor’s rights.
LONG-TERM CREDIT RATINGS:

AAA:	Obligations rated ‘AAA’ have the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
AA:	Obligations rated ‘AA’ differ from the highest-rated issues only in small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.
A:
Obligations rated ‘A’ have a strong capacity to meet financial commitment on the obligation although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories.

BBB:
Obligations rated ‘BBB’ exhibit adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet financial commitment on the obligation.

BB, B, CCC, CC and C:
Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded, on balance, as having significant speculative characteristics. ‘BB’ indicates the lowest degree of speculation and ‘C’ the highest degree of speculation. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major risk exposures to adverse conditions.

BB:
Obligations rated ‘BB’ are less vulnerable to nonpayment than other speculative issues. However it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B:
Obligations rated ‘B’ are more vulnerable to nonpayment than ‘BB’ but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair this capacity.

CCC:
Obligations rated ‘CCC’ are currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. If adverse business, financial, or economic conditions occur, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC:
Obligations rated ‘CC’ are currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of anticipated time to default.

C:	The rating ‘C’ is highly vulnerable to nonpayment, the obligation is expected to have lower relative seniority or lower ultimate recovery compared to higher rated obligations.
D:
Obligations rated ‘D’ are in default, or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The rating will also be used upon filing for bankruptcy petition or the taking of similar action and where default is a virtual certainty. If an obligation is subject to a distressed exchange offer the rating is lowered to ‘D’.

Plus (+) or Minus (-): The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

NR:	Indicates that a rating has not been assigned or is no longer assigned.

SHORT-TERM CREDIT RATINGS: Ratings are graded into four categories, ranging from ‘A-1’ for the highest quality obligations to ‘D’ for the lowest.

A-1:
This is the highest category. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2:
Issues carrying this designation are somewhat more susceptible to the adverse effects of the changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3:
Issues carrying this designation exhibit adequate capacity to meet their financial obligations. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet it financial commitment on the obligation.

B:
Issues rated ‘B’ are regarded as vulnerable and have significant speculative characteristics. The obligor has capacity to meet financial commitments; however, it faces major ongoing uncertainties which could lead to obligor’s inadequate capacity to meet its financial obligations.

C:
This rating is assigned to short-term debt obligations that are currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions to meet its financial commitment on the obligation.

D:
This rating indicates that the issue is either in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The rating will also be used upon filing for bankruptcy petition or the taking of similar action and where default is a virtual certainty. If an obligation is subject to a distressed debt restructuring the rating is lowered to ‘D’.

MUNICIPAL SHORT-TERM NOTE RATINGS: S&P Global Ratings rates U.S. municipal notes with a maturity of less than three years as follows:

SP-1:	A strong capacity to pay principal and interest. Issues that possess a very strong capacity to pay debt service is given a “+” designation.
SP-2:	A satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the terms of the notes.
SP-3:	A speculative capacity to pay principal and interest.
D:
Assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty.

APPENDIX B - PROXY VOTING POLICIES
The proxy voting policies applicable to the Fund appear in the following order:
The Fund's proxy voting policy is first, and PGI’s proxy voting policy is second.
B-1

Proxy Voting Policies and Procedures For
Principal Private Credit Fund I (“PPC”)
Principal Real Asset Fund (“PRA”)
(each a “Fund” and together the “Interval Funds”)
Dated: April 16, 2024 (PPC); June 11, 2019 (PRA)
Revised Date: June 17, 2025
It is the Interval Funds’ policy to delegate authority to its adviser or sub-adviser, as appropriate, to vote proxy ballots relating to the Funds’ portfolio securities in accordance with the adviser's or sub-adviser's voting policies and procedures.
The adviser or sub-adviser must provide, on a quarterly basis:
1.Written affirmation that all proxies voted during the preceding calendar quarter, other than those specifically identified by the adviser or sub-adviser, were voted in a manner consistent with the adviser's or sub-adviser's voting policies and procedures. In order to monitor the potential effect of conflicts of interest of an adviser or sub-adviser, the adviser or sub-adviser will identify any proxies the adviser or sub-adviser voted in a manner inconsistent with its policies and procedures. The adviser or sub-adviser shall list each vote, explain why the adviser or sub-adviser voted in a manner contrary to its policies and procedures, state whether the adviser or sub-adviser’s vote was consistent with the recommendation to the adviser or sub-adviser of a third-party and, if so, identify the third-party; and
2.Written notification of any material changes to the adviser's or sub-adviser's proxy voting policies and procedures made during the preceding calendar quarter.
The adviser or sub-adviser must provide, no later than July 31 of each year, the following information regarding each proxy vote cast during the 12-month period ended June 30 for each Fund portfolio or portion of Fund portfolio for which it serves as investment adviser, in a format acceptable to Fund management:
1.Identification of the issuer of the security;
2.Exchange ticker symbol of the security;
3.CUSIP number of the security;
4.The date of the shareholder meeting;
5.A brief description of the subject of the vote;
6.Whether the proposal was put forward by the issuer or a shareholder;
7.Whether and how the vote was cast; and
8.Whether the vote was cast for or against management of the issuer.

Principal Asset ManagementSM
Proxy Voting Policies and Procedures
February 2026

Introduction
Principal Global Investors, LLC(“PGI”) (doing business as Principal Asset Management) is an investment adviser registered with the U.S. Securities and Exchange Commission (“SEC”) pursuant to the Investment Advisers Act of 1940 (the “Advisers Act”). As a registered investment adviser, Principal Asset Management has a fiduciary duty to act in the best interests of its clients. Principal Asset Management recognizes that this duty requires it to vote client securities, for which it has voting power on the applicable record date, in a timely manner and make voting decisions that are in the best interests of its clients. This document, the Principal Asset Management Proxy Voting Policies and Procedures (the “Policy”), is intended to comply with the requirements of the Investment Advisers Act of 1940, the Investment Company Act of 1940 and the Employee Retirement Income Security Act of 1974 applicable to the voting of the proxies of both US and non- US issuers on behalf of clients of Principal Asset Management who have delegated such authority and discretion. For purposes of this Policy, “Principal Asset Management” refers specifically to PGI and Principal Real Estate Investors, LLC and Principal Asset Management (Asia) Limited.
Relationship Between Investment Strategy, Sustainable Investing and Proxy Voting
Principal Asset Management has a fiduciary duty to make investment decisions that are in its clients’ best interests to maximize the value of their shares. Proxy voting is an important part of the process through which Principal Asset Management can support strong corporate governance structures, shareholder rights and transparency. Principal Asset Management also believes a company’s positive environmental and social practices may reduce risk and, in turn, influence the value of a company. Principal Asset Management may take these factors into consideration, alongside other non-sustainability factors, when voting proxies in its effort to seek the best economic outcome for its clients. Shareholder proposals often address matters that are in direct conflict with the opinions of company management. As a result, we believe additional scrutiny is required and, therefore, all shareholder proposals pertaining to Environmental and Social issues that conflict with Management views are escalated to the investment teams for a final voting decision.
Roles and Responsibilities
Role of the Proxy Voting Committee
Principal Asset Management Proxy Voting Committee (the “Proxy Voting Committee”) shall (i) oversee the voting of proxies and the Proxy Advisory Firm, (ii) where necessary, make determinations as to how to instruct the vote on certain specific proxies, (iii) verify ongoing compliance with the Policy, (iv) review the business practices of the Proxy Advisory Firm and (v) evaluate, maintain, and review the Policy on an annual basis. The Proxy Voting Committee is comprised of representatives of each investment team. Representatives from Principal Asset Management Risk, Legal, Operations, and Compliance will be available to advise the Proxy Voting Committee as non-voting members. The Proxy Voting Committee may designate one or more of its members to oversee specific, ongoing compliance with respect to the Policy and may designate personnel to instruct the vote on proxies on behalf the Principal Asset Management clients.
The Proxy Voting Committee shall meet at least four times per year, and as necessary to address special situations.
Role of Portfolio Management
While the Proxy Voting Committee establishes the Guidelines and Procedures, the Proxy Voting Committee does not direct votes for any client except in certain cases where a conflict of interest exists. Each investment team is responsible for determining how to vote proxies for those securities held in the portfolios their team manages. All investment team members also have an obligation to raise all potential conflicts of interest while executing their proxy voting responsibilities (refer to the Conflicts of Interest for specifics). While investment teams generally vote consistently with the Guidelines, there may be instances where their vote deviates from the Guidelines. In those circumstances, the investment team will work within the Exception Process. In some instances, the same security may be held by more than one investment team. In these cases, Principal Asset Management may vote differently on the same matter for different accounts as determined by each investment team.

Proxy Voting Guidelines
The Proxy Voting Committee and Chief Investment Officer, on an annual basis, or more frequently as needed, will establish a working group to review draft proxy voting guidelines recommended to the Committee (“Draft Guidelines”). The Guidelines working group will collect feedback and propose Draft Guidelines for adoption by the Committee. Each investment team maintains autonomy to select the most correlated Guidelines for their strategies. Collectively, these guidelines will constitute the current Proxy Voting Guidelines of Principal Asset Management and may change from time to time (the “Guidelines”). The Proxy Voting Committee has the obligation to determine that, in general, voting proxies pursuant to the Guidelines is in the best interests of clients. Exhibit A (Proxy Voting Philosophy Summary) provides an overview of our current philosophy underlying our three core Guidelines; Base, Sustainable and Board Aligned. Full overviews of each of these custom Guidelines are maintained and available.
There may be instances where proxy votes will not be in accordance with the Guidelines. Clients may instruct Principal Asset Management to utilize a different set of guidelines, request specific deviations, or directly assume responsibility for the voting of proxies. In addition, Principal Asset Management may deviate from the Guidelines on an exception basis if the investment team or Principal Asset Management has determined that it is in the best interest of clients in a particular strategy to do so. Any such a deviation will comply with the Exception Process which shall include a written record setting out the rationale for the deviation.
The subject of the proxy vote may not be covered in the Guidelines. In situations where the Guidelines do not provide a position, Principal Asset Management will consider the relevant facts and circumstances of a particular vote and then vote in a manner Principal Asset Management believes to be in the clients’ bests interests. In such circumstances, the analysis will be documented in writing and periodically presented to the Proxy Voting Committee. To the extent that the Guidelines do not cover potential voting issues, Principal Asset Management may consider the spirit of the Guidelines and instruct the vote on such issues as it believes to be in the best interests of the client.
Use of Proxy Advisory Firms
Principal Asset Management has retained one or more third-party proxy service provider(s) (the “Proxy Advisory Firm”) to provide recommendations for proxy voting guidelines, information on shareholder meeting dates and proxy materials, translate proxy materials printed in a foreign language, provide research on proxy proposals, operationally process votes in accordance with the Guidelines on behalf of the clients for whom Principal Asset Management has proxy voting responsibility, and provide reports concerning the proxies voted (“Proxy Voting Services”). Although Principal Asset Management has retained the Proxy Advisory Firm for Proxy Voting Services, Principal Asset Management remains responsible for proxy voting decisions. Principal Asset Management has designed the Policy to oversee and evaluate the Proxy Advisory Firm, including with respect to the matters described below, to support its voting in accordance with this Policy.
Oversight of Proxy Advisory Firms
Prior to the selection of any new Proxy Advisory Firm and annually thereafter or more frequently if deemed necessary by Principal Asset Management, the Proxy Voting Committee will consider whether the Proxy Advisory Firm: (a) has the capacity and competency to adequately analyze proxy issues and provide the Proxy Voting Services the Proxy Advisory Firm has been engaged to provide and (b) can make its recommendations in an impartial manner, in consideration of the best interests of Principal Asset Management’s clients, and consistent with its voting policies. Such considerations may include, depending on the Proxy Voting Services provided, the following: (i) periodic sampling of votes pre-populated by the Proxy Advisory Firm’s systems as well as votes cast by the Proxy Advisory Firm to review that the Guidelines adopted by Principal Asset Management are being followed; (ii) onsite visits to the Proxy Advisory Firm office and/or discussions with the Proxy Advisory Firm to determine whether the Proxy Advisory Firm continues to have the capacity and competency to carry out its proxy obligations to Principal Asset Management (iii) a review of those aspects of the Proxy Advisory Firm’s policies, procedures, and methodologies for formulating voting recommendations that Principal Asset Management considers material to Proxy Voting Services, including factors considered, with a particular focus on those relating to identifying, addressing and disclosing potential conflicts of interest (including potential conflicts related to the provision of Proxy Voting Services, activities other than Proxy Voting Services, and those presented by affiliation such as a controlling shareholder of the Proxy Advisory Firm) and monitoring that materially current, accurate, and complete information is used in creating recommendations and research; (iv) requiring the Proxy Advisory Firm to notify Principal Asset Management if there is a substantive change in the Proxy Advisory Firm’s policies and procedures or otherwise to business practices, including with respect to conflicts, information gathering and creating voting recommendations and research, and reviewing any such change(s); (v) a review of how and when the Proxy Advisory Firm engages with, and receives and incorporates input from, issuers, the Proxy Advisory Firm’s clients and other third-party information sources; (vi) assessing how the Proxy Advisory Firm considers factors unique to a specific issuer or proposal when evaluating a matter subject to a shareholder vote; (vii) in case of an error made by the Proxy Advisory Firm, discussing the error with the Proxy Advisory Firm and determining whether appropriate corrective and preventive action is being taken; and (viii) assessing whether the Proxy Advisory Firm appropriately updates its methodologies, guidelines, and voting recommendations on an ongoing basis and incorporates input from issuers and Proxy Advisory Firm clients in the update process. In evaluating the Proxy Advisory Firm, Principal Asset Management may also consider the adequacy and quality of the Proxy Advisory Firm’s staffing, personnel, and/or technology.
Procedures for Voting Proxies
To increase the efficiency of the voting process, Principal Asset Management utilizes the Proxy Advisory Firm to act as its voting agent for its clients’ holdings. Issuers initially send proxy information to the clients’ custodians.
Principal Asset Management instructs these custodians to direct proxy related materials to the Proxy Advisory Firm. The Proxy Advisory Firm provides Principal Asset Management with research related to each resolution. Principal Asset Management analyzes relevant proxy materials on behalf of their clients and seeks to instruct the vote of proxies in accordance with the Guidelines. A client may direct Principal Asset Management to vote for such client’s account differently in applying the Policy and the Guidelines. Principal Asset Management may also agree to follow a client’s individualized proxy voting guidelines or otherwise agree with a client on particular voting considerations. Principal Asset Management seeks to vote (or refrain from voting) proxies for its clients in a manner determined to be in their best financial interests. In some cases, Principal Asset Management may determine that it is in the best interests of clients to refrain from exercising the clients’ proxy voting rights. Principal Asset Management may determine that voting is not in the best interests of a client and refrain from voting if the costs, including the opportunity costs, of voting would, in the view of Principal Asset Management, exceed the expected benefits of voting to the client.
Procedures for Proxy Issues within the Guidelines
Where the Guidelines address the proxy matter being voted on, the Proxy Advisory Firm will generally process all proxy votes in accordance with the Guidelines. For Actively Held Securities, select Shareholder and Management Proposals will be referred to the applicable Investment Team for a case‑by‑case voting decision when: (1) the Proxy Voting Guidelines require referral; or (2) the Proxy Voting Guidelines are silent or non‑directive and the Proxy Advisory Firm recommends a vote against management. The Investment Team will evaluate the Proxy Advisory Firm’s analysis and management’s position and determine whether to vote consistent with the Proxy Advisory Firm’s recommendation or with management. In certain cases, a client may have elected to have Principal Asset Management administer a custom policy which is unique to the client. If Principal Asset Management is also responsible for the administration of such a custom policy, the procedures documented here generally will also be applicable (except for the specific policy differences), excluding reporting and disclosure procedures.

Procedures for Proxy Issues Outside the Guidelines
To the extent that the Guidelines do not cover potential voting issues, the Proxy Advisory Firm will seek direction from Principal Asset Management. Principal Asset Management may consider the spirit of the Guidelines and instruct the vote on such issues in a manner believed to be in the best interests of the client and in consideration of our policies covering Conflicts of Interest.
Securities Lending
Some clients may have entered into securities lending arrangements with agent lenders to generate additional revenue. If a client participates in such lending, the client will need to inform Principal Asset Management as part of their contract with Principal Asset Management if they require Principal Asset Management to take actions in regard to voting securities that have been lent. If not commemorated in such agreement nor dictated by regulatory requirements, Principal Asset Management will not recall securities and as such, they will not have an obligation to direct the proxy voting of lent securities.
In the case of lending, Principal Asset Management maintains one share for each company security out on loan by the client. Principal Asset Management will vote the remaining share in these circumstances.
As noted above, where Principal Asset Management does not receive timely information, Principal Asset Management or the Proxy Advisory Firm may be unable to vote. This is more likely to occur when securities are on loan.
Regional Variances in Proxy Voting
Principal Asset Management utilizes the Policy and Guidelines for both US and non-US clients, and there are some significant differences between voting U.S. company proxies and voting non-U.S. company proxies. For U.S. companies, it is usually relatively easy to vote proxies, as the proxies are typically received automatically and may be voted by mail or electronically. In most cases, the officers of a U.S. company soliciting a proxy act as proxies for the company’s shareholders.
With respect to non-U.S. companies, we make reasonable efforts to vote most proxies and follow a similar process to those in the U.S. However, in some cases it may be both difficult and costly to vote proxies due to local regulations, customs or other requirements or restrictions, and such circumstances and expected costs may outweigh any anticipated economic benefit of voting. The major difficulties and costs may include: (i) appointing a proxy; (ii) obtaining reliable information about the time and location of a meeting; (iii) obtaining relevant information about voting procedures for foreign shareholders; (iv) restrictions on trading securities that are subject to proxy votes (share-blocking periods); (v) arranging for a proxy to vote locally in person; (vi) fees charged by custody banks for providing certain services with regard to voting proxies; and (vii) foregone income from securities lending programs. In certain instances, it may be determined by Principal Asset Management that the anticipated economic benefit outweighs the expected cost of voting. Principal Asset Management intends to make their determination on whether to vote proxies of non-U.S. companies on a case-by-case basis. In doing so, Principal Asset Management shall evaluate market requirements and impediments, including the difficulties set forth above, for voting proxies of companies in each country. Principal Asset Management periodically reviews voting logistics, including costs and other voting difficulties, on a client by client, and country by country basis, in order to determine if there have been any material changes that would affect Principal Asset Management’s determinations and procedures.
Conflicts of Interest
Principal Asset Management recognizes that, from time to time, potential conflicts of interest may exist. We adhere to a comprehensive Code of Ethics and Code of Conduct to guide our interactions as a fiduciary for client assets. Investment Management personnel also adhere to applicable regulatory requirements, state, and federal applicable laws and guidance.

Conflicts may occur across a spectrum of interactions and relationships that are likely inherent with a large financial services organization with a complex range of products and services. To avoid any perceived or actual conflict of interest, the procedures set forth below have been established for use when Principal Asset Management encounters a potential conflict to ensure that its voting decisions are based on maximizing shareholder value and are not the product of a conflict.
Addressing Conflicts of Interest – Self Disclosure
The investment management team must act in the client’s best interest and must safeguard against the inappropriate influence of proxy votes. Investment personnel have a responsibility to escalate potential and actual conflicts of interest related to proxy voting to Principal Asset Management Legal and/or Compliance for assessment. Examples of potential conflicts include but are not limited to outreach from: individuals within the broader Principal enterprise and affiliates; clients; lenders or providers of Principal and affiliates; and family, friends, or other personal or professional relations where there is an intent to direct, influence, or coordinate a vote. This excludes outreach from the issuer directly and outreach by third parties engaged on the issuer’s behalf as customary/usual and in the ordinary course of the Issuer’s business with the purpose of providing additional relevant research and information to be used in making a vote determination. Similarly, outreach from internal peer investment teams is also excluded.
Principal Asset Management’s investment philosophy may involve regular engagement with management of an asset which may involve vote topics. Such engagements will adhere to regulatory and other industry applicable requirements. Principal Asset Management may engage in communications with external parties, including other holders, regarding issuers solely to fulfil its fiduciary duty to clients. However, in no case will Principal Asset Management seek to influence issuer control, form investor groups, or make coordinated action agreements, and will consult Legal and Compliance before expanding any engagement.
Vote Guideline Exception Process
Individual investment teams may seek unique goals on behalf of clients invested in differing strategy types. There may be instances in which Principal Asset Management votes ballots that contradict one another. This does not constitute a potential conflict but is a biproduct of investment philosophy autonomy. To facilitate this obligation and avoid conflicts, we have a defined process that allows for voting contrary to the selected Guidelines.
The following Exception Process must be used when (i) voting contrary to the Guidelines, (ii) voting on matters where there is an actual or potential conflict of interest, and (iii) where the Guidelines do not cover the vote at issue and a potential conflict is identified.
Exception Process: Prior to directing a vote to which this process applies, the relevant investment team must complete and submit an exception request setting out: (i) the name of the security, (ii) the issue up for vote, (iii) a summary of the Guidelines’ recommendation, the nature of the actual or potential conflict of interest, or statement as to why the investment team believes the Guidelines do not cover the vote at issue, each as applicable, (iv) the vote requested and the rationale for voting against the Guidelines’ recommendation, or steps taken to mitigate the actual or potential conflict of interest, or the rationale for a vote not covered by the Guidelines, each as applicable. The member of the investment team requesting an exception has an affirmative obligation to disclose any known personal or business relationship that could affect the voting of the applicable proxy and must attest to compliance with Principal Asset Management’s Code of Ethics. The Exception Process requires sign-off from both the covering Analyst and the Portfolio Manager prior to putting forward the exception for additional review. Principal Asset Management Compliance and Legal will be made aware of exception requests through the Proxy Voting Committee.
If a potential conflict occurs, it is a Portfolio Managers responsibility to refer the issue to the Proxy Voting Committee and Principal Asset Management Compliance and Legal prior to allowing such exception. The Proxy Voting Committee and Compliance will consider the facts and circumstances of the pending proxy vote and the potential or actual material conflict and decide by a majority vote as to how to vote the proxy – i.e., whether to permit or deny the exception.

In considering requests under the Exception Process. the proxy vote and potential material conflict of interest, the Proxy Voting Committee may review the following factors (among others):
•The percentage of outstanding securities of the issuer held on behalf of clients by Principal Asset Management.
•The nature of the relationship of the issuer with the Principal Asset Management, its affiliates, its executive officers, or the investment team personnel.
•Whether there has been any attempt to directly or indirectly influence the investment team’s decision (whether by internal or external/third parties);
•Whether the direction of the proposed vote would appear to benefit Principal Asset Management or a related party; and/or
•Whether an objective decision to vote in a certain way will still create a strong appearance of a conflict.
Votes Ineligible For The Exception Process
To mitigate potential conflicts of interest, for any proxy votes specific to Principal Financial Group common stock (ticker: PFG), the Exception Process is not applicable.
In the case of any proprietary electronically traded funds (“ETFs”), mutual funds, or other comingled proprietary vehicles, Principal Asset Management will vote in the same proportion as all other voting shareholders of the underlying fund/vehicle, which is referred to as echo voting, and the Exception Process is not applicable. This voting is provided by the Proxy Advisory Firm. If echo voting is not available or operationally feasible, Principal Asset Management may abstain from voting.
Proxy Advisory Firm
If the Proxy Advisory Firm itself has a conflict and thus is unable to provide a recommendation, the investment team may vote in accordance with the recommendation of another independent service provider, if available. If a recommendation from an independent service provider other than the Proxy Advisory Firm is not available, the investment team will follow the Exception Process. Principal Asset Management Compliance will review the form and, if Compliance determines that there is no material conflict mandating a decision from the Proxy Voting Committee, the investment team may instruct the Proxy Advisory Firm to vote the proxy issue as it determines it is in the best interest of clients. If Principal Asset Management Compliance determines that a material conflict exists or may exist, Compliance will refer the issue to the Proxy Voting Committee for consideration as outlined above.

Availability of Proxy Voting Information and Recordkeeping
Disclosure
Principal Asset Management publicly discloses proxy voting results on our website: Principal Asset Management Vote Disclosure. The interactive voting dashboard allows for dynamic disclosure of the manner in which votes were cast, including details related to (i) votes against management, (ii) abstentions, (iii) vote rationale, and (iii) voting metrics. For more information, clients may contact Principal Asset Management for details related to how Principal Asset Management has voted with respect to securities held in the Client’s account. On request, Principal Asset Management will provide clients with a summary of Principal Asset Management’s proxy voting guidelines, process and policies and will inform the clients how they can obtain a copy of the complete Proxy Voting Policies and Procedures upon request. Additional disclosure regarding Principal Asset Management’s proxy voting is provided in Part 2A of its Form ADV.
Recordkeeping
Principal Asset Management will keep records of the following items: (i) the Guidelines, (ii) the Proxy Voting Policies and Procedures; (iii) proxy statements received regarding client securities (unless such statements are available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system); (iv) records of votes they cast on behalf of clients, which may be maintained by a Proxy Advisory Firm if it undertakes to provide copies of those records promptly upon request; (v) written records of written client requests for proxy voting information and responses from Principal Asset Management (whether a client’s request was oral or in writing); (vi) any documents prepared by Principal Asset Management that were material to making a decision how to vote, or that memorialized the basis for the decision; (vii) a record of any testing conducted on any Proxy Advisory Firm’s votes; (viii) materials collected and reviewed by Principal Asset Management as part of its due diligence of the Proxy Advisory Firm; (ix) a copy of each version of the Proxy Advisory Firm’s policies and procedures provided to Principal Asset Management; and (x) the minutes of the Proxy Voting Committee meetings. All records referenced above will be kept in an easily accessible place for at least the length of time required by local regulation and custom, or six years from the end of the fiscal year during which the last entry was made on such record, whichever is longer. We maintain the vast majority of these records electronically.

Appendix
Proxy Voting Philosophy
Principal Asset Management’s Proxy Voting Philosophy is built on an unwavering commitment of creating long-term value for our shareholders and investing in businesses sharing this commitment. While we think setting and executing corporate policies should generally rest with a company’s board of directors and executive management, we also think shareholders play a critical role in holding these parties accountable. We take this responsibility seriously. Our policy is implemented globally, taking into consideration the relevant legal and regulatory requirements in each region.
Our philosophy is structured around four key themes:
•Board structure and composition
•Board oversight of risk and strategy
•Board oversight of executive selection and compensation
•Shareholder rights and protections

The positions described below should be understood as principles underlying our general philosophy and not as strict requirements to be followed with respect to each and every proxy vote.
Certain ballot types are potentially more nuanced, and impactful to shareholder returns. Select Management Proposals related to Compensation, Shareholder Rights & Defenses and Capital & Restructuring ballots have been determined as potentially impactful are evaluated on a case-by-case basis rather than utilizing an established guideline outcome. Accordingly, significant management proposals related to these topics when against management are referred back to our investment teams for a vote recommendation based on the merit of the proposal in supporting long-term shareholder value and strong governance.
Board Structure, Composition, and Accountability
The philosophy of our active investment teams: Our clients, as shareholders, own the corporation. Boards of directors are accountable to them. Corporate management, in turn, is accountable to its board. As investors, we need to be comfortable delegating trust and responsibility to these parties – and these parties should have the appropriate discretion to manage a company’s affairs with an awareness of the company’s particular circumstances. We guide our proxy voting in this area to help ensure our clients are invested in companies with trustworthy and effective boards. Examples of relevant principals underlying this philosophy include but are not limited to:
•Independence – A majority of board members are expected to be substantially independent from the company – not company executives, not key customers or suppliers, and not executives who sit on one another’s boards. Non-independent board members should be prohibited from serving on key board committees such as audit, compensation, nominating and governance. In addition, board leadership should be independent of company management either through an independent chair or lead independent director with sufficient authority.
•Board composition and selection – A board must possess the fully array of skills and experience necessary to oversee and guide the company it serves. We expect boards to curate an inventory of necessary skills and experiences and ensure full representation across the board. For new board members, boards should recruit unbiased slates of candidates who reflect the skills needed by the board.
•Board size – A board should bring a wide range of relevant perspectives, incorporate skills aligning with business needs, and include enough members to ensure sufficient levels of independence for key committees.

•Capacity and commitments of board members – Board members should demonstrate a capacity to fulfill their roles and a commitment to the responsible discharge of their duties. This includes attendance of at least 75% of board meetings and participation in no more than four other public company boards.
•Accountability – As shareholder representatives, board members should be held to a high standard with their performance assessed on a regular basis. As such, shareholders should have the right to vote on the entire slate of directors on an annual basis.
Board Oversight of Risk and Strategy
The philosophy of our active investment teams: The oversight, guidance, and support a board of directors provides to a management team is critical to the execution of its long-term corporate strategy and ultimately, the creation of shareholder value. We expect boards to assist in identifying material risks to the company’s strategy, disclosure practices, and execution and to provide risk mitigation insight and monitoring. Examples of relevant principles underlying this philosophy include but are not limited to:
•Capital Structure – Increases in authorized shares outstanding are generally accepted if the proposed authorization results in an increase in shares authorized of 10% or less over a 2-year period. Proposals to create, modify, or issue common and preferred stock are generally accepted if the rights of the issuance are not superior to the rights of the current shareholders, subject to the principal that the authorization increase is limited to 10% of less over a 2-year period.
•Mergers and Acquisitions – We expect boards to actively review potential targets and offers, assessing all such activities with shareholder value creation as the primary consideration. As investors, we recognize all merger and acquisition proposals are unique and should be assessed on their individual merit, including the deal premium, strategic rationale and possibility of competing offers.
•Auditors – A board of directors should oversee the company’s third-party auditor to ensure an independent and accurate assessment of the company’s financial position is being portrayed. This should include a regular review of auditor qualifications, independence and competency.
•Climate Reporting – We expect boards and managements to assess financially material climate risks to the business and, when relevant, provide the disclosure necessary for a reasonable investor to make informed decisions regarding potential impacts upon shareholder value.
Board Oversight of Executive Selection and Compensation
The philosophy of our active investment teams: A key aspect of a board of directors’ governance responsibility is the support, selection and assessment of the management team. Boards should hold executives to clear value creation and be willing to make changes to management when shareholder value creation falls short of reasonable potential. Boards should also create and maintain formal succession plans to ensure continuity and minimize key person risk. Examples of relevant principles underlying this philosophy include but are not limited to:
•Executive Pay – A board should have a clear philosophy on executive pay and maintain an independent compensation committee focused on attracting and retaining executives who will drive shareholder value over time. Executives’ pay and long-term performance should align executives with shareholders through measures of financial performance relative to financial targets aligned with value generation, and the performance of relevant peers. Likewise, we expect the board of directors to be aligned with shareholders through financial incentives and share ownership.

•Stock Based Compensation – We support the use of share-based incentive plans intended to increase the share ownership by management and align shareholder interests with management. Such plans should take into consideration the dollar cost of the plans to shareholders and the appropriateness of financial targets included in the plans. However, we believe that retroactive re-pricing of underwater options is indicative of poor corporate governance and will generally vote in opposition to a repricing scheme.
•Say on Pay Frequency – In order to ensure alignment between pay and performance, we support annual advisory votes to approve executive compensation.
•Executive Selection and Succession – We expect a board of directors to carry out a thorough executive selection process considering a range of qualified candidates with a variety of skills and backgrounds. It is ultimately the responsibility of a board to select the candidate they think will best generate long-term value for shareholders.
Shareholder Rights and Protections
The philosophy of our active investment teams: As investors, we view the protection of shareholder rights as integral to proper corporate governance and think major corporate changes require prior shareholder approval. We also recognize there are costs associated with shareholder proposals and think ownership thresholds are appropriate in many circumstances. We oppose all structural impediments to increasing shareholder value.
Examples of relevant principles underlying this philosophy include but are not limited to:
•Shareholder Rights Plans “Poison Pills” – We generally oppose the use of poison pills unless a “pill” is approved by shareholders and does not hamper value creation.
•Supermajority Voting – A majority vote of shareholders should be sufficient to approve items such as bylaws and acquisitions. Supermajority requirements have the potential to erode the rights of minority shareholders and are viewed negatively.
•Unequal Voting Rights – We support equal voting rights and think voting power should be allocated in direct proportion to the shareholders’ equity ownership. Accordingly, we believe that dual share classes generally present more disadvantages than advantages to long-term investors and will generally vote against proposals to create or continue such structures. Notable exceptions include Real Estate Investment Trusts.
•Shareholder Rights – We think shareholders generally have the right to nominate directors, call special meetings and act without holding a meeting in certain circumstances. However, we also recognize there is potential for abuse and therefore support reasonable ownership thresholds.
•Capital Structure – The decision to issue or repurchase stock, issue debt or split shares is made by a board presumably with the intent of improving the overall capital structure, investing in growth, reaching a broader investment audience, enhancing shareholder value, and/or managing challenging liquidity/leverage circumstances. As such, we review these decisions on a case-by-case basis taking into consideration the degree of dilution and impact on liquidity. Proposals to create, modify or issue common and preferred stock are generally accepted if the rights of the issuance are not superior to the rights of current shareholders subject to the principal that an authorization increase is limited to 10% or less over a 2-year period.
A Note on Shareholder Proposals
Shareholder Proposals are often company specific making a one-size fits all approach to voting suboptimal. For that reason, Environmental and Social shareholder proposals are escalated to the active investment teams for case-by-case analysis and decision making when Management is in favor of voting against such proposals.

Voting decisions are made by weighing the financial materiality of the proposal against any opposing rationale from company management, with the ultimate determination driven by the economic best interest of shareholders. While votes are generally cast consistently across the investment teams, there may be situations where portfolio managers holding the same security disagree on what is in the best interests of their shareholders.
Passive Strategy Voting
Our passively managed strategies follow the same voting philosophy as our actively managed strategies. In the absence of a determination by our active investment teams, our passive strategies will typically vote in alignment with management. We think managements and boards of directors should have comprehensive insights into the company's long-term strategy and operations. This insight puts them in a sound position to determine the financial materiality of proposals and their alignment with the economic interest of shareholders in the absence of an evaluation by our active teams.
We execute this philosophy through our Proxy Voting Guidelines as overseen by our Proxy Voting committee. Strategies are aligned to one of our custom Guidelines - Base, Sustainable and Board Aligned. We provide clients with transparency into our voting history and rationale via our interactive website. In most strategies, clients may also choose to vote their own shares or request a custom set of vote guidelines aligning with their own specific requirements.

PART C. OTHER INFORMATION
Item 25. Financial Statements and Exhibits
1.Financial Statements
Part A: Financial Highlights
Part B: The Financial Statements of the Fund for the fiscal year ended March 31, 2026, are incorporated herein by reference to the Fund's most recent Annual Report to Shareholders filed with the SEC on Form N-CSR.
2.Exhibits

(a)	Certificate and Declaration of Trust
	(i)	Amended Certificate of Trust effective 06/17/2025 - Filed as Exhibit 99(a)(i) on 06/27/2025 (Accession No. 0002016900-25-000025)
	(ii)	Amended and Restated Agreement and Declaration of Trust dated 06/17/2025 - Filed as Exhibit 99(a)(ii) on 06/27/2025 (Accession No. 0002016900-25-000025)

(b)	By-laws
	(i)	Amended and Restated By-laws of the Registrant - Filed as Exhibit 99(b)(i) on 06/27/2025 (Accession No. 0002016900-25-000025)

(c)	Voting Trust Agreement - Not Applicable

(d)	Shareholders rights are contained in the portions of the Agreement and Declaration of Trust and By-Laws relating to shareholders' rights. (See exhibits (a)(ii) and (b))

(e)	Dividend Reinvestment Plan - Not Applicable

(f)	Constituent Instruments - Not Applicable

(g)	Investment Advisory Agreements
	(i)	Management Agreement with Principal Global Investors, LLC dated 04/15/2024 - Filed as Exhibit 99(g)(i) on 05/29/2024 (Accession No. 0002016900-24-000059).

(h)	Underwriting Contracts
	(i)	Distribution Agreement with Principal Funds Distributor, Inc. dated 04/15/2024 - Filed as Exhibit 99(h)(i) on 5/29/2024 (Accession No. 0002016900-24-000059).
	(ii)	Form of Selling Agreement with Principal Funds Distributor, Inc. - Filed as Exhibit 99(h)(ii) on 5/29/2024 (Accession No. 0002016900-24-000059).

(i)	Bonus, profit sharing or pension plans -- Not Applicable

(j)	Custodian Agreements
	(i)	a.	Custody Agreement with The Bank of New York Mellon dated 02/29/2024 - Filed as Exhibit 99(j)(i)a on 05/29/2024 (Accession No. 0002016900-24-000059).
		b.	The Bank of New York Mellon Change of Organizational Structure dated 02/29/2024 - Filed as Exhibit 99(j)(i)b on 05/29/2024 (Accession No. 0002016900-24-000059).
	(ii)	Custody Agreement with Computershare Trust Company, N.A. dated 05/02/2024 - Filed as Exhibit 99(j)(ii)10 on 05/29/2024 (Accession No. 0002016900-24-000059).

(k)	Other Material Contracts
	(i)	Administration Agreement between the Registrant and Principal Global Investors, LLC dated 04/15/2024 - Filed as Exhibit 99(k)(i)11 on 05/29/2024 (Accession No. 0002016900-24-000059).
	(ii)	Transfer Agency Agreement between the Registrant and Principal Shareholder Services, Inc. dated 04/15/2024 - Filed as Exhibit 99(k)(ii)12 on 05/29/2024 (Accession No. 0002016900-24-000059).
	(iii)	Distribution and Shareholder Services Plan with Principal Funds Distributor, Inc. dated 04/15/2024 - Filed as Exhibit 99(k)(iii)13 on 05/29/2024 (Accession No. 0002016900-24-000059).
	(iv)	Multiple Share Class Plan under the Investment Company Act of 1940 dated 04/15/2024 - Filed as Exhibit 99 (k)(iv) 14 on 05/29/2024 (Accession No. 0002016900-24-000059).
	(v)	Principal Private Credit Fund Contractual Fee Waiver Agreement dated 08/01/2026 *
	(vi)	Powers of Attorney for Trustees of the Registrant filed as Ex-99(k)(vi) on 04/16/2024 (Accession No. 0002016900-24-000008)

(l)	Legal Opinion *

(m)	Consent to Service - Not Applicable

(n)	Consent of Independent Registered Public Accounting Firm *

(o)	Omitted Financial Statements - Not Applicable

(p)	Initial Capital Agreements
(i) Letter of Investment Intent dated 04/11/2024 - Filed as Exhibit 99(p)(i)(18) on 5/29/2024 (Accession No. 0002016900-24-000059).

(q)	Model Plan - Not Applicable

(r)	Code of Ethics
(i) Registrant and Principal Global Investors, LLC Code of Ethics effective 10/01/2025, last reviewed 09/29/2025 *
* Filed herein
Item 26. Marketing Arrangements
Distribution Agreement is filed as Exhibit (h)(i).
Item 27. Other Expenses of Issuance and Distribution
Not Applicable
Item 28.    Persons Controlled by or Under Common Control with the Fund
The Fund does not control and is not under common control with any person.
Item 29. Number of Holders of Securities
Set forth below is the number of record holders as of June 30, 2026 of each class of securities of the Registrant.

Title of Class	Number of Record Holders
Class A	1
Institutional Class	23
Class Y	2
Item 30.    Indemnification
Reference is made to IX of the Registrant’s Agreement and Declaration of Trust, which is filed as Exhibit 2(a)(2) to this Registration Statement. Reference is also made to Article 9 of the Registrant’s Bylaws, which is filed as Exhibit 2(b)(1) to this Registration Statement.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the trustees, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
Item 31. Business or Other Connections of Investment Adviser
Principal Global Investors, LLC ("PGI") serves as investment adviser and administrator for the Fund, Principal Funds, Inc., Principal Variable Contracts Funds, Inc., Principal Exchange-Traded Funds, and Principal Real Asset Fund. PGI is part of a diversified global asset management organization which utilizes a multi-boutique strategy of specialized investment groups and affiliates to provide institutional investors and individuals with diverse investment capabilities, including fixed income, equities, real estate, currency, asset allocation and stable value. A complete list of the officers and directors of the investment adviser, PGI, are set out below.
PGI is an indirect wholly-owned subsidiary of Principal Financial Group, Inc. (together with its affiliates, "Principal"), the headquarters of which is located at 711 High Street, Des Moines, Iowa. Many of the individuals listed below support Principal in various capacities, in some cases as directors or officers, in addition to their role with PGI. The below list includes individuals (designated by an *), who serve as officers and directors of the Registrant. For these individuals, the information as set out in the Statement of Additional Information (See Part B) under the caption "Management Information" is incorporated by reference.
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	NAME	OFFICE WITH INVESTMENT ADVISOR (PGI)
	Patricio Abal	Counsel
	Christopher K. Agbe-Davies	Vice President, Associate General Counsel, and Assistant Secretary
*	Kamal Bhatia	Director, President, and Chief Executive Officer - Principal Asset Management
	Suzanne Cohrs	Managing Director - Public Markets Strategy
	Daniel R. Coleman	Chief Investment Officer - Edge Asset Management
	Anne R. Cook	Associate General Counsel
	Ramona Dessouki	Executive Director and Chief Marketing Officer and Digital Sales
*	George Djurasovic	Vice President - Principal Asset Management General Counsel
	Jen Dulski	Counsel
	Todd E. Everett	Executive Managing Director and Global Head of Private Markets - Principal Asset Management
	Michael J. Goosay	Executive Managing Director - Chief Investment Officer, and Global Head of Fixed Income
	Melinda L. Hanrahan	Managing Director - Global Equities
	Angela Harrison	Counsel
	Corrin Hatala	Counsel
	Maggie Hibbs	Counsel
	Jill M. Hittner	Director, Executive Managing Director, and Chief Financial Officer - Principal Asset Management
	Todd A. Jablonski	Executive Managing Director - Global Head of Multi Asset & Quant - Principal Asset Management
	Chester Knight	Managing Director - Financial Analysis and Planning
	Justin T. Lange	Vice President and Chief Compliance Officer - Principal Asset Management
*	Laura B. Latham	Assistant General Counsel
	Steve Lempa	Chief Risk Officer - Principal Asset Management
	Ming Lodh	Director - Investment Risk Management
	George P. Maris	Executive Managing Director - Chief Investment Officer and Global Head of Equities
	Kenneth A. McCullum	Director
	Adrienne L. McFarland	Associate General Counsel and Secretary
	Amy M. McNally	Global Head Risk Management - PGI
	Terri Messina	Managing Director, Global Investment Operations
*	David P. Michalik	Counsel
	Everett S. Miles	Vice President - Corporate Strategy and Development
	Karl (Bill) W. Nolin	Chief Investment Officer, Aligned Investors
	Mike Oppold	Senior Director - Accounting and Finance
*	Deanna Y. Pellack	Assistant General Counsel
	Colin D. Pennycooke	Assistant General Counsel
	J. Markham Penrod	Chief Compliance Officer - North America
	Matt Peron	Managing Director - Deputy Chief Investment Officer Equities
	Darshini Reddivari	Counsel
*	Sara L. Reece	Managing Director - Global Head of Fund Services
*	Teri R. Root	Chief Compliance Officer - Funds
	Kelly D. Rush	Chief Investment Officer - Global Real Estate Securities
	Scott M. Sailer	Vice President - Treasurer and Corporate Chief Financial Officer
	Charles M. Schneider	Assistant General Counsel
	Brenda Scholten	Assistant Vice President and Chief Accounting Officer
*	Michael Scholten	Assistant Vice President and Actuary
*	Adam U. Shaikh	Associate General Counsel
	Jennifer Shields	Assistant General Counsel
*	John L. Sullivan	Assistant General Counsel
	Rob Susman	Managing Director - Global Head of Equities Research
	David E. Tabora	Executive Managing Director - Chief Information Officer - Principal Asset Management
*	Barbara Wenig	Executive Managing Director - Chief Business Officer - Principal Asset Management
*	Brant K. Wong	Executive Managing Director - Head of Retirement Solutions
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Item 32.    Location of Accounts and Records
Accounts, books and other documents of the Registrant are located at the offices of the Registrant and its Investment Adviser: 801 Grand Avenue, Des Moines, Iowa 50392.
Item 33.    Management Services
Not applicable.
Item 34.    Undertakings
1.Not applicable.
2.Not applicable.
3.Not applicable.
4.The Registrant undertakes:
(a)To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(b)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
(2)the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(3)any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
5.Not applicable.
6.The Registrant undertakes to send by first class mail or other means designed to ensure equally promptly delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

Exhibit Index:

Contractual Fee Waiver Agreement	Exhibit (k)(v)
Legal Opinion	Exhibit (l)
Consent of Independent Registered Public Accounting Firm	Exhibit (n)
Registrant and Principal Global Investors, LLC Code of Ethics	Exhibit (r)(i)
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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Fund certifies that it meets all of the requirements for effectiveness of this registration statement under rule 486(b) under the Securities Act and  has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Des Moines and State of Iowa, on the 27th day of July, 2026.

Principal Private Credit Fund (Registrant) /s/ Barbara Wenig _____________________________________ Barbara Wenig Trustee, President, and Chief Executive Officer

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Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Barbara Wenig __________________________ Barbara Wenig	Trustee, President, and Chief Executive Officer (Principal Executive Officer)	July 27, 2026

/s/ Michael Scholten __________________________ Michael Scholten	Chief Financial Officer (Principal Financial Officer)	July 27, 2026

/s/ Megan Hoffmann __________________________ Megan Hoffmann	Vice President and Treasurer (Principal Accounting Officer)	July 27, 2026

(Danielle E. Davis)* __________________________ Danielle E. Davis	Trustee	July 27, 2026

(Shane C. Goodwin)* __________________________ Shane C. Goodwin	Trustee	July 27, 2026

(James E. Stueve)* __________________________ James E. Stueve	Trustee	July 27, 2026

	/s/ Barbara Wenig _____________________________________ Barbara Wenig Trustee, President, and Chief Executive Officer	July 27, 2026

* Pursuant to Powers of Attorney
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